As filed with the Securities and Exchange Commission on January 14, 2008

Registration No. 333-147285

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CHEMOCENTRYX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	94-3254365
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

850 Maude Avenue

Mountain View, CA 94043

(650) 210-2900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Thomas J. Schall, Ph.D.

President and Chief Executive Officer

ChemoCentryx, Inc.

850 Maude Avenue

Mountain View, CA 94043

(650) 210-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas A. Edwards, Esq. Michael E. Sullivan, Esq. Ali D. Fawaz, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, CA 92130 (858) 523-5400	Mark K. Hyland, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, CA 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                          , 2008

             Shares

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “CCXI.”

The underwriters have an option to purchase a maximum of              additional shares from us and a maximum of 100,000 shares from the selling stockholder to cover over-allotments of shares. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

GlaxoSmithKline, one of our principal stockholders, has agreed to purchase $7.0 million of our common stock in a private placement concurrent with this offering at a price per share equal to the initial public offering price. The sale of such shares of common stock will not be registered under the Securities Act.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ChemoCentryx
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                          , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Credit Suisse

Cowen and Company

Leerink Swann

Lazard Capital Markets

The date of this prospectus is                          , 2008.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.

Until                      , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our consolidated financial statements and the related Notes appearing at the end of this prospectus, before deciding to invest in our common stock.

ChemoCentryx, Inc.

Overview

ChemoCentryx is focused exclusively on the discovery, development and commercialization of orally-administered small molecule therapeutics that target chemokine receptors and related chemo-attractant receptors. The chemokine system is a complex network of molecules that regulates cell migration and directs and coordinates the inflammatory immune response. We believe we have established one of the broadest pipelines of chemokine-based therapeutics in the biopharmaceutical industry based upon our pioneering insight into the central role played by the chemokine system in a variety of diseases including autoimmune and inflammatory disorders as well as certain cancers. We have also created technologies that we believe will allow us to discover and develop product candidates that target certain elements of this system. Each of our product candidates is designed to target a specific chemokine or chemo-attractant receptor, thereby selectively blocking the chemokines that are primarily responsible for the inappropriate immune response in a given disease.

Our approach is designed to discover, develop and commercialize therapeutics that provide distinct advantages over currently marketed therapies in our disease areas of focus. These advantages include:

•

Improved safety profile. Existing treatments for autoimmune and inflammatory diseases tend to suppress the entire immune system which can lead to dangerous safety consequences. Our product candidates are designed to selectively target only those chemokine-chemokine receptor interactions involved in a specific disease, rather than broadly suppressing the body’s immune system.

•

Convenient dosing and improved patient compliance. Unlike many marketed therapeutics for autoimmune diseases, inflammatory disorders and cancer, which are administered via injection or infusion, all of our current product candidates are designed to be administered orally.

•

Lower production costs. Unlike biologic therapeutics, which tend to be expensive to produce, all of our current product candidates are small molecules, which are typically less expensive to manufacture.

Since we were founded in 1997, we have used our proprietary platform and our expertise to discover and develop several clinical and preclinical product candidates which target different chemokine and chemo-attractant receptors. Our lead product candidate, Traficet-EN targeting the CCR9 chemokine receptor, is in a Phase II/III clinical trial for the treatment of patients with moderate-to-severe Crohn’s disease as well as a Phase II clinical trial for the treatment of patients with celiac disease. We have a second product candidate, CCX140, which targets the CCR2 chemokine receptor, being studied in a Phase I single-dose escalation clinical trial. In addition, we have four programs in lead optimization targeting chemokine receptors and chemo-attractant receptors, two of which are in advanced preclinical development. Of our preclinical programs, we expect our CCX354 product candidate, which targets the CCR1 chemokine receptor, to enter a Phase I clinical trial in the first half of 2008 and our CCX807 product candidate, a second generation CCR9 antagonist, to enter a Phase I clinical trial in the second half of 2008. Our purpose-built suite of proprietary drug discovery technologies, called EnabaLink, will allow us to continue to identify and develop therapeutics that we believe are highly potent and selective for an intended chemokine or chemo-attractant receptor. We have also developed a comprehensive functional map of the known receptor-ligand relationships and biological activities of the chemokine system, which allows us to better understand the role of chemokines and chemokine receptors in a specific disease.

Our Lead Product Candidate, Traficet-EN

Our lead product candidate, Traficet-EN, is currently in a Phase II/III clinical trial for the treatment of patients with moderate-to-severe Crohn’s disease. Crohn’s disease is a chronic inflammatory condition of the gastrointestinal tract and is one of two forms of inflammatory bowel disease, or IBD. According to Datamonitor, Crohn’s disease affected an estimated 672,000 people in the U.S., Western Europe and Japan in 2006. Crohn’s disease, according to the Crohn’s and Colitis Foundation of America, or CCFA, can occur at any age, but is more often diagnosed in people between the ages of 15 and 35 and requires lifelong treatment. Crohn’s disease patients suffer from considerable lifestyle disruption due to the disease’s debilitating effects including abdominal pain, diarrhea and anemia, as well as the adverse effects of medical treatments.

There is no known cure for Crohn’s disease and existing treatments have varying levels of efficacy, can be expensive, are frequently inconvenient to administer and may have significant side effects. Current treatments for Crohn’s disease are typically first directed toward bringing a patient’s active disease, or acute flares, under control or into remission. The initial induction therapy is often followed by chronic maintenance therapy. Patients are often initially treated with aminosalicylates, which are anti-inflammatory compounds based on small molecule substances structurally related to aspirin. However, there is limited clinical evidence demonstrating the efficacy of aminosalicylates in the treatment of Crohn’s disease. As their disease progresses, patients are treated with immunosuppressives and/or steroids. Both classes of therapeutics have serious side effects, including liver, lung and kidney damage or acute inflammation of the pancreas. The newest class of drugs, known as tumor necrosis factor-alpha, or TNF-a, inhibitors, such as infliximab (sold under the trade name Remicade®) and adalimumab (sold under the trade name Humira®), are now commonly used to treat certain cases of Crohn’s disease. Due in part to their broad immunosuppressive activity, TNF-a inhibitors are associated with serious adverse side effects, including an increased risk of life-threatening infections such as sepsis, drug-induced lupus, reactivation of latent tuberculosis, as well as an increased risk of developing lymphoma. In addition, Remicade and Humira are administered via infusion and subcutaneous injection, respectively. Treatment with TNF-a inhibitors is expensive, with the combined costs of the drug and its administration often exceeding $20,000 per year for an individual patient, according to Formulary, a trade journal. When medications can no longer control disease activity, patients have few or no options other than surgery. According to Datamonitor, approximately three-fourths of patients will require surgery, but even with surgery, rates of disease recurrence are high, often leading to additional surgeries.

Traficet-EN represents a novel approach to the treatment of patients with Crohn’s disease and is intended to control the inappropriate immune system response underlying Crohn’s disease by inhibiting the CCR9 chemokine receptor. In adults, CCR9 is a highly specific receptor expressed predominately by T-cells, a subset of the body’s immune cells, that migrate selectively to the digestive tract. Studies have shown that when CCR9 or its chemokine ligand CCL25 (previously known as TECK) are over-expressed, the migration of T-cells to the small and large intestine causes persistent inflammation. CCR9 positive T-cells have been shown to play a role in Crohn’s disease as well as other inflammatory disorders that affect the gastrointestinal tract such as ulcerative colitis and celiac disease.

We believe that Traficet-EN may provide the following advantages over existing therapeutic approaches for the treatment of patients with Crohn’s disease:

•

Traficet-EN should result in reduced side effects, as it is designed to avoid the broad immunosuppressive effects of existing therapies by selectively targeting the CCR9 chemokine receptor, which, in adults, acts primarily in the digestive tract.

•

Traficet-EN’s oral administration should provide patients with a more convenient option relative to injectable or infusible therapeutics such as TNF-a inhibitors as well as certain steroids and immunosuppressants. More convenient administration should improve patient compliance, which is particularly important in controlling chronic conditions such as Crohn’s disease.

•	Traficet-EN should have lower manufacturing costs relative to protein-based therapies such as TNF-a inhibitors, as it is a small molecule.

As a result of these advantages, we believe that, if approved for sale, Traficet-EN will provide physicians with a new and attractive option for the first-line treatment of patients with moderate-to-severe Crohn’s disease.

To date, Traficet-EN has been administered to approximately 350 subjects. We have completed six clinical trials to date, and have two ongoing clinical trials with Traficet-EN. These trials include five Phase I clinical trials of Traficet-EN in healthy volunteers to evaluate safety and pharmacokinetics with single-dose and multiple-dose administration. We also conducted a 28-day Phase IIa clinical trial to primarily determine safety and tolerability in patients with moderate-to-severe Crohn’s disease. In addition, Traficet-EN has been the subject of extensive preclinical studies.

In 2006, we initiated a Phase II/III clinical trial, called PROTECT-1, to evaluate Traficet-EN for the induction of clinical response or remission in patients with moderate-to-severe Crohn’s disease. PROTECT-1 is a double-blind, placebo-controlled study that will enroll approximately 423 patients and evaluate three different doses of Traficet-EN relative to placebo. The primary endpoint of the induction phase of the PROTECT-1 clinical trial is to demonstrate a statistically significant 70-point decrease in the Crohn’s Disease Activity Index, or CDAI, in the Traficet-EN-treated group relative to placebo. Following completion of a 12-week induction phase and a four-week open label phase, the study will include a separate 36-week phase to evaluate Traficet-EN’s utility as maintenance therapy for the response or remission of Crohn’s disease. We expect data from the induction phase to be available in the third quarter of 2008 and data from the maintenance phase to be available in 2009. Following completion of the PROTECT-1 clinical trial, we intend to commence one or more Phase III pivotal trials to support a new drug application, or NDA, filing with the Federal Drug Administration, or FDA, and the European Agency for the Evaluation of Medical Products.

In October 2007, we also initiated a Phase II proof-of-concept clinical trial to evaluate the safety and efficacy of Traficet-EN compared to placebo in patients with celiac disease. Celiac disease is a T-cell mediated chronic inflammatory disorder predominantly affecting the bowel. In celiac patients, the ingestion of gluten-containing foods, such as those containing wheat, barley and rye, results in inflammation of the small intestinal mucosa and the disruption of its normal architecture. Currently, the only treatment for the disease is the lifelong adherence to a strict gluten-free diet. This trial is designed to evaluate the effect of Traficet-EN compared to placebo on the small intestinal mucosal morphology of biopsy specimens taken from patients with celiac disease. These patients will have previously been on a longstanding gluten-free diet, and will receive Traficet-EN before and after gluten exposure. We believe that the use of a CCR9 antagonist such as Traficet-EN to inhibit T-cell homing to the digestive tract may be a promising therapeutic strategy for the treatment of patients with celiac disease. We anticipate that results from our Phase II clinical trial in celiac disease will be available in the second half of 2008.

Our Other Product Candidates Targeting the Chemokine System

We have four programs in lead optimization targeting different chemokine receptors and chemo-attractant receptors for the treatment of patients with inflammatory disorders, autoimmune diseases or cancer, two of which are in advanced preclinical development.

In January 2008, we initiated a Phase I clinical trial for our CCX140 product candidate, which targets the CCR2 chemokine receptor. CCR2 is known to be of central importance to inflammatory diseases of the cardiovascular system, and as such, we believe it will be an important therapeutic target in interventional cardiology. Studies have shown that CCR2 also plays a central role in multiple sclerosis and metabolic diseases, such as type 2 diabetes. Based on the data from our preclinical studies to date, we believe that CCX140 has a favorable safety and pharmacokinetic profile. We plan to initially develop CCX140 for the treatment of one or more of these diseases.

In addition, in the first half of 2008, we plan to initiate a Phase I clinical trial for our CCX354 product candidate, which targets the CCR1 chemokine receptor. Synovial fluid from the joints of rheumatoid arthritis, or RA, patients contains high levels of CCR1 ligands. Blocking CCR1 is intended to suppress the infiltration of inflammatory cells into the arthritic joint space thereby reducing the inflammatory process and preventing subsequent joint destruction. A recent study demonstrated that inhibiting CCR1 resulted in a favorable response in patients with RA. Based on preclinical studies to date, we believe that CCX354 is highly potent, has a favorable pharmacokinetic profile and has high affinity to the CCR1 chemokine receptor, without binding to any other chemokine receptors which may minimize off-target side effects.

We also expect to initiate a Phase I clinical trial in the second half of 2008 for our CCX807 product candidate, a second generation CCR9 antagonist. CCX807 has a distinct chemical structure from Traficet-EN, but has demonstrated similar properties to our lead product candidate, including high affinity and specificity to the CCR9 chemokine receptor and oral availability.

We are also conducting preclinical evaluation of a series of anticancer compounds that target the CXCR7 chemokine receptor. Our compounds are designed to selectively target this receptor, which is associated with tumor growth, with the aim of stopping cancer progression without affecting healthy cells. We plan to select a clinical candidate for this oncology program in 2008. In addition, we are evaluating a series of compounds that target the C5a chemo-attractant receptor, which is believed to play a role in age-related macular degeneration, RA, systemic lupus erythematosus, and other inflammatory disorders. We are also evaluating other compounds targeting novel chemokine receptors such as CCR5, CCR10, CCR12, CXCR2 and CXCR4 for preclinical development.

Our Strategic Alliance with GlaxoSmithKline

In August 2006, we entered into a strategic alliance with Glaxo Group, Ltd., or GSK, an affiliate of GlaxoSmithKline. Under the terms of the agreement, we are responsible for the discovery and development of small molecule antagonists targeting four defined chemokine and chemo-attractant receptor targets through clinical proof-of-concept, at which point GSK will have exclusive options to license up to six product candidates (and their associated backup compounds) for further development and commercialization on a worldwide basis. The agreement encompasses Traficet-EN, a specific CCR9 antagonist which is currently being studied in our PROTECT-1 clinical trial of greater than 400 patients with moderate-to-severe Crohn’s disease. If GSK exercises its option to further develop and commercialize Traficet-EN, we would be entitled to receive an option exercise fee and would retain an option to co-develop and co-commercialize this product candidate in certain instances. Besides Traficet-EN, the agreement also includes small molecule programs targeting chemokine receptor CCR1, the chemo-attractant receptor C5a and a fourth selected chemo-attractant receptor. Upon exercising the option to a non-CCR9 collaboration program, GSK would subsequently be solely responsible for all clinical development and commercialization expenditures worldwide. Our proprietary programs around CCR2, CXCR7 or any other receptors are not part of the GSK collaboration. During the first contract year of this collaboration, we received approximately $73.5 million, consisting of up-front and milestone payments, an equity investment and research funding.

Our Proprietary Suite of Drug Discovery Technologies, EnabaLink

To better understand the chemokine system and to accelerate the identification of small molecule leads that can then be developed into product candidates, we have developed a suite of proprietary technologies, known as EnabaLink. We believe these technologies provide us with a distinct advantage in the rapid identification of highly specific product candidates. We have developed a comprehensive functional map of the known receptor- ligand relationships and biological activities of the chemokine network, allowing us to better understand the role of chemokine and chemokine receptors in a given disease. In addition, we have developed a proprietary high throughput screening technology, known as Reverse Activation of Migration, or RAM, which is designed to markedly reduce or eliminate non-specific inhibitors and toxic inhibitors of cell migration, resulting in highly specific lead candidates. This technology allows us to screen against targets which are not accessible with traditional technologies, providing us with a competitive advantage in drug discovery. We have utilized EnabaLink in identifying and/or optimizing each of our development candidates and continue to apply these research tools in our early-stage drug discovery efforts.

Expertise in Chemokines

We are led by experienced biotechnology and pharmaceutical industry executives. Dr. Thomas J. Schall, our founder, President and Chief Executive Officer, is one of the earliest researchers of chemokine biology and has contributed broadly to the understanding of chemokines and chemokine receptors in human disease. We believe that our broad pipeline of oral product candidates and development compounds, our ability to advance unique, highly specific compounds into and through clinical development across diverse indications, and our proprietary drug discovery technologies provide us with distinct advantages that will enable us to continue to discover and develop novel therapeutics for the treatment of chronic diseases.

Strategy

Our goal is to become the leader in the development and commercialization of chemokine-based therapeutics. Our strategy includes the following key elements:

•	Expand our Traficet-EN clinical program for the treatment of patients with Crohn’s disease and other related gastrointestinal disorders;

•	Advance our preclinical chemokine programs, including our CCR2, CCR1 and second generation CCR9 programs, through early clinical development;

•	Utilize our proprietary technologies and expertise in the chemokine system to generate new product candidates; and

•	Retain commercial rights to sell our product candidates targeting specialty markets initially focusing on the U.S.

Concurrent Private Placement

GSK has agreed to purchase $7.0 million of our common stock in a private placement concurrent with this offering at a price per share equal to the initial public offering price. The sale of such shares of common stock will not be registered under the Securities Act.

Risks Related to Our Business

Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, our dependence on the success of our strategic alliance with GSK; our dependence on the success of Traficet-EN and our other product candidates; delays in obtaining, or a failure to obtain, regulatory approval for our product candidates; failure of any approved product to achieve significant commercial acceptance in the medical community or receive reimbursement by third-party payors; unfavorable clinical trial results; our dependence upon third parties under our licensing, collaboration, contract research and manufacturing agreements; delays in product launch; failure to maintain and protect our proprietary intellectual property assets; and failure to acquire licenses necessary to commercialize any of our product candidates. In addition, all of our product candidates are subject to regulatory approval by the FDA and comparable agencies in other countries. Traficet-EN and CCX140 are our only product candidates currently in clinical trials and neither of them has received regulatory approval. We cannot give any assurance that they, or any other product candidates we may develop or acquire, will receive regulatory approval or be successfully commercialized.

We have not generated any revenue to date from product sales and have incurred significant operating losses since our inception in 1997. We incurred net losses of $11.0 million in 2004, $17.3 million in 2005, $17.3 million in 2006, and $9.4 million for the nine months ended September 30, 2007. As of September 30, 2007, we had an accumulated deficit of approximately $77.4 million and we expect to incur losses for the foreseeable future. We are unable to predict the extent of future losses or when we will become profitable, if at all. Even if we succeed in developing and commercializing one or more of our product candidates, we may never generate sufficient revenue to achieve and sustain profitability.

Corporate Information

We commenced operations in 1997. Our principal offices are located at 850 Maude Avenue, Mountain View, California 94043, and our telephone number is (650) 210-2900. Our website address is http://www.chemocentryx.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. We have a wholly owned subsidiary, ChemoCentryx Limited, organized under the laws of the United Kingdom. Unless the context requires otherwise, in this prospectus the terms “ChemoCentryx,” “we,” “us” and “our” refer to ChemoCentryx, Inc., a Delaware corporation, and our subsidiary.

ChemoCentryx®, Traficet™, Traficet-EN™, EnabaLink® and RAM® are our trademarks. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

The Offering

Common stock offered by us in this offering	Shares

Common stock sold by us to GSK in the concurrent private placement	Shares

Common stock to be outstanding after this offering and the concurrent private placement to GSK	Shares

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive $7.0 million from the sale of             shares of common stock in the concurrent private placement to GSK. We intend to use the net proceeds from this offering and the concurrent private placement to GSK to further develop our lead product candidate, Traficet-EN, to advance CCX140, CCX354 and CCX807, for the research and development of additional product candidates and for working capital and other general corporate purposes. We will receive no proceeds from the sale of common stock, if any, by the selling stockholder.

Proposed Nasdaq Global Market symbol	CCXI

The number of shares of common stock to be outstanding after this offering and the concurrent private placement to GSK is based on 49,483,875 shares of common stock outstanding, including 98,417 shares of common stock subject to repurchase, as of September 30, 2007 and excludes the following:

•	4,126,706 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $0.81 per share;

•	726,077 shares of common stock issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $2.60 per share;

•	2,122,006 shares of common stock reserved for issuance pursuant to future option grants under our 2002 Equity Incentive Plan and 1997 Stock Option/Stock Issuance Plan;

•	shares of common stock reserved for issuance pursuant to future option grants under our 2008 Equity Incentive Award Plan; and

•	shares reserved for issuance under our 2008 Employee Stock Purchase Plan.

Except as otherwise indicated, all information contained in this prospectus:

•	reflects the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 41,463,837 shares of common stock prior to the completion of this offering;

•	assumes the adoption of our amended and restated certificate of incorporation and amended and restated bylaws upon the completion of this offering;

•	assumes that the underwriters do not exercise their over-allotment option;

•	reflects the issuance and sale of shares of common stock in the concurrent private placement to GSK at the assumed initial public offering price; and

•	reflects a one-for reverse split of our common stock to be effected before the completion of this offering.

Summary Financial Data

The following summary consolidated financial data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary financial data for the nine months ended September 30, 2006 and 2007 and as of September 30, 2007 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and are not indicative of results to be expected for the full year. You should read this data together with our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The pro forma as adjusted consolidated balance sheet data reflects the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 41,463,837 shares of common stock prior to the completion of this offering and the issuance and sale by us of              shares of our common stock in this offering and the concurrent private placement to GSK at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Collaborative research and development revenue	$3,862	$7,834	$4,950	$1,148	$13,823
Grant revenue	2,790	4,385	3,158	3,158	1,858

Total revenues	6,652	12,219	8,108	4,306	15,681

Operating expenses:
Research and development	14,437	24,912	21,946	15,488	23,333
General and administrative	3,431	5,241	5,300	4,408	4,526

Total operating expenses	17,868	30,153	27,246	19,896	27,859

Loss from operations	(11,216)	(17,934)	(19,138)	(15,590)	(12,178)
Interest income, net	265	666	1,794	720	2,941

Loss from continuing operations before provision for income taxes	(10,951)	(17,268)	(17,344)	(14,870)	(9,237)
Income tax expense	—	—	—	—	153

Net loss	$(10,951)	$(17,268)	$(17,344)	$(14,870)	$(9,390)

Basic and diluted net loss per share	$(1.84)	$(2.69)	$(2.41)	$(2.09)	$(1.22)

Shares used to compute basic and diluted net loss per share	5,952,844	6,408,604	7,184,527	7,099,684	7,699,955

Pro forma basic and diluted net loss per share (unaudited)(1)			$(0.42)		$(0.19)

Shares used to compute pro forma basic and diluted net loss per share(1)			41,346,133		49,163,792

	As of September 30, 2007
	(in thousands)
	Actual	Pro Forma As Adjusted(2)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$73,986	$
Working capital	56,584
Total assets	79,650
Non-current portion of deferred revenue	23,461
Non-current equipment financing obligations	1,243
Accumulated deficit	(77,434)
Total stockholders’ equity	35,808

(1)	Please see the Notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute pro forma basic and diluted net loss per share and the number of shares used in computing per share amounts.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all information contained in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and growth prospects would likely be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We anticipate that we will incur significant losses for the foreseeable future, and if we are unable to achieve and sustain profitability, the market value of our common stock will likely decline.

We are a clinical-stage biopharmaceutical company. We do not currently have any products approved for sale, and we continue to incur significant research and development and general and administrative expenses related to our operations. Our net loss for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 was $11.0 million, $17.3 million, $17.3 million and $9.4 million, respectively. Our use of cash and investments during the nine months ended September 30, 2007 was $8.2 million. As of September 30, 2007, we had an accumulated deficit of $77.4 million. We expect to continue to incur significant losses for the foreseeable future. We expect these losses and our cash utilization to increase in the near term as several of our product candidates enter Phase I clinical trials and we continue to conduct large scale clinical trials for Traficet-EN and conduct research and development of, and seek regulatory approvals for, our other product candidates. All of our products are in development and none have been approved for sale. To date, we have derived all of our revenues from government grants and contracts for research and development and from up-front fees and milestone and other payments pursuant to our collaboration agreements. We do not anticipate that we will generate revenue from the sale of our products for the foreseeable future. In addition, if approved, we expect to incur significant costs to commercialize our product candidates and our products may never gain market acceptance. If our product candidates fail to demonstrate safety and efficacy in clinical trials, do not gain regulatory approval, or do not achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or whether we will become profitable.

If we do not meet milestone targets under our strategic alliance with GSK, if GSK does not exercise its options thereunder, or if GSK terminates the alliance, we will not receive any additional revenue under the alliance and our results of operations and financial condition will be materially adversely affected.

In August 2006, we entered into a strategic alliance with Glaxo Group Ltd., or GSK, an affiliate of GlaxoSmithKline. Under the terms of the agreement, we are responsible for the discovery and development of small molecule antagonists targeting four defined chemokine and chemo-attractant receptor targets through clinical proof-of-concept, at which point GSK will have exclusive options to license up to six compounds (and their associated backup compounds) for further development and commercialization on a worldwide basis. The agreement encompasses six product options, each of which covers a product (including Traficet-EN) plus two preclinical backup compounds, that target either CCR9, CCR1, the C5a chemo-attractant receptor or a fourth selected chemo-attractant receptor.

Should GSK elect to exercise its option following successful completion of a given proof-of-concept trial for a collaboration program other than CCR9, we would be entitled to receive, per product candidate, (x) up to $72.0 million, in the aggregate, consisting of (1) option exercise fees following successful completion of a given proof-of-concept trial and (2) regulatory filing milestones and (y) regulatory approval milestones of up to $75.0 million in the aggregate for its license to the lead non-CCR9 collaboration compound, plus two back up compounds. We cannot assure you that we will be able to meet the milestone targets and receive the related milestone payments and option exercise fees or successfully complete a proof-of-concept trial under these programs. In addition, even if proof-of-concept trials for any of our product candidates result in positive outcomes, GSK is under no obligation to exercise its option and we cannot assure you that GSK will exercise any of its options.

With respect to Traficet-EN, GSK has the right to exercise its option upon successful completion of our PROTECT-1 clinical trial or other previously-agreed upon proof-of-concept trials around our CCR9 program, in which case we would be entitled to receive, per product candidate, (x) up to $82.0 million, in the aggregate, consisting of (1) option exercise fees following successful completion of a given proof-of-concept trial and (2) regulatory filing milestones, and (y) regulatory approval milestones of up to $75.0 million in the aggregate. However, there are several factors which may affect whether GSK exercises its option with respect to Traficet-EN, including:

•	the results of our PROTECT-1 clinical trial as well as future trials of Traficet-EN;

•	our ability to complete proof-of-concept trials with Traficet-EN; and

•

the resolution of any disputes with respect to our intellectual property rights with regard to Traficet-EN, including whether, or on what terms, we will be able to obtain any licenses which may ultimately be required in order to commercialize Traficet EN.

Even if we were to successfully complete a proof-of-concept trial for Traficet-EN, GSK is under no obligation to exercise its option and we cannot assure you that GSK will exercise its option. In addition, if it becomes necessary to secure licenses from third parties in order to commercialize Traficet-EN and we are unable to secure such licenses, but GSK elects to exercise its option with respect to another CCR9 product candidate, our milestone payments could be reduced.

GSK may terminate the collaboration agreement for any reason upon 90 days prior written notice to us; provided that GSK will remain obligated to pay us for any milestone or other payments achieved by us under the collaboration agreement before August 22, 2008, subject to certain requirements, including obtaining a license to third party intellectual property necessary to commercialize Traficet-EN. The agreement and each program under the agreement may also be terminated for cause under certain circumstances, including breach, insolvency or by GSK for convenience.

If GSK does not exercise its options with respect to our development candidates or if GSK terminates the agreement:

•	we would not be entitled to receive the milestone payments or option exercise fees;

•

we would owe royalties to GSK of up to 5% with respect to product candidates covered by the agreement which we elected to subsequently commercialize, depending upon the time at which such product commercialization rights reverted back to us;

•	the development of our product candidates subject to the agreement may be terminated or significantly delayed;

•

we may be required to hire additional employees and allocate scarce resources to the development and commercialization of product candidates that were previously the subject of the GSK agreement and as a result our cash expenditures could increase significantly;

•	we would bear all of the risks and costs related to the development and commercialization of product candidates that were previously the subject of the GSK agreement; and

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we may need to establish alternative collaboration arrangements, and we may not be able to do so, or may not be able to do so on terms which are acceptable to us, in which case we would likely be required to limit the size or scope of one or more of our programs or increase our expenditures and seek substantial additional funding.

Any of these events would have a material adverse effect on our results of operations and financial condition.

If we are unable to successfully develop, obtain the required regulatory approvals for, and commercialize Traficet-EN, or experience significant delays in doing so, our ability to generate revenue will be limited and our business would be materially and adversely harmed.

In order to obtain approval from the Federal Drug Administration, or FDA, of a new drug application, or NDA, for Traficet-EN, we will need to demonstrate through evidence from adequate and well-controlled clinical trials that Traficet-EN is safe and effective for each proposed indication. All clinical research performed at research sites in the U.S. in support of an NDA must be authorized in advance by the FDA under an investigational new drug application, or IND. However, a sponsor that conducts a clinical trial solely at sites located outside the U.S. is not required to obtain FDA authorization for the clinical trial under an IND, and may submit data from the foreign clinical trial in support of an NDA so long as the study is conducted in compliance with the Declaration of Helsinki, an international ethics guideline, and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the study. We are currently conducting our PROTECT-1 clinical trial solely at foreign clinical research sites, and we do not have authorization from the FDA under an IND to conduct the study in the U.S. We have designed the study to comply with FDA regulatory requirements for the use of foreign clinical data in support of an NDA, and, if the trial is successful, we will submit data from the PROTECT-1 clinical trial in support of our future U.S. marketing application for Traficet-EN. However, Traficet-EN may not be approved even if it achieves its specified endpoints in the PROTECT-1 clinical trial and future Phase III pivotal clinical trials intended to support an NDA. The FDA may disagree with our trial design and our interpretation of data from clinical trials, may ask us to conduct additional costly and time consuming clinical trials in order to obtain marketing approval or approval to enter into an advanced phase of development, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials. For instance, the FDA has recommended that we conduct several additional Phase I and preclinical studies on Traficet-EN, including a special cardiac trial, known as a Thorough QT study, prior to commencing large, pivotal Phase III clinical trials for Traficet-EN. The FDA may also approve Traficet-EN for fewer or more limited indications than we request, or may grant approval contingent on the performance of costly post-approval clinical trials. In addition, the FDA may not approve the labeling claims that we believe are necessary or desirable for the successful commercialization of Traficet-EN.

The commercial success of Traficet-EN depends in part on the development and marketing efforts of GSK, over which we have limited control, and if GSK fails to perform as expected, our potential to develop and commercialize Traficet-EN and to generate future revenue would be significantly reduced.

Since inception, we have invested a significant portion of our time and financial resources in the development of our lead product candidate, Traficet-EN. We currently have no other product candidates in clinical trials and therefore we anticipate that our ability to generate significant product revenues in the near term will depend primarily on the successful development, marketing, regulatory approval and commercialization of Traficet-EN by us or by GSK, which is subject to significant uncertainty. The occurrence of any of the following events would have a material adverse effect on our ability to generate revenue from the commercialization of Traficet-EN:

•	GSK or any future collaboration partner may independently develop products that compete with Traficet-EN;

•	GSK may fail to commit sufficient resources to the development, regulatory approval, marketing and distribution of Traficet-EN;

•	We must comply with additional requests and recommendations from the FDA, including additional clinical trials;

•	We may not obtain all necessary approvals from the FDA and similar foreign regulatory agencies;

•	Traficet-EN must be manufactured in compliance with FDA requirements and in commercial quantities sufficient to meet market demand;

•	Traficet-EN may not achieve market acceptance by physicians, patients and third party payors; and

•	Traficet-EN must compete successfully against alternative products and therapies.

If GSK or any of our future collaboration partners fails to perform in the manner we expect or fulfill its responsibilities in a timely manner, or at all, the preclinical, clinical development, regulatory approval and commercialization efforts related to Traficet-EN could be delayed or terminated. It may be necessary for us to assume the responsibility at our own expense for the development of Traficet-EN. In that event, we would likely be required to limit the size and scope of one or more of our programs or increase our expenditures and seek additional funding.

The development of new drugs is a highly risky undertaking which involves a lengthy process, and our drug discovery and development activities therefore may not result in commercially successful products on the time schedule we have planned, or at all.

Our product candidates are in the early stages of drug discovery or clinical trials and are prone to the risks of failure inherent in drug development. As of the date of this prospectus, only two of our current product candidates, Traficet-EN and CCX140, have been tested in human beings. We will need to conduct significant additional preclinical studies and clinical trials before we can demonstrate that any of our product candidates is safe and effective to the satisfaction of the FDA and other regulatory authorities. Preclinical studies and clinical trials are expensive and uncertain processes that take years to complete. For example, we incurred significant expenses related to the IND filing and the completed Phase I clinical trial for CCX915, our first generation CCR2 product candidate, which did not advance into Phase II clinical trials. Failure can occur at any stage of the process, and we cannot assure you that any of our product candidates will result in commercially successful products.

We cannot assure you that our ongoing clinical trials of Traficet-EN or CCX140, or any future clinical trial of any of our other product candidates, will be completed on schedule, or at all, or whether our planned clinical trials will start in a timely manner. The commencement of our planned clinical trials could be substantially delayed or prevented by a number of factors, including:

•	the need to successfully complete, on a timely basis, preclinical safety pharmacology studies;

•	the limited number of, and competition for, suitable patients for enrollment in the clinical trials;

•	the limited number of, and competition for, suitable sites to conduct the clinical trials;

•	delays or failures in obtaining regulatory approval to commence a clinical trial;

•	delays or failures in obtaining sufficient quantities of the active pharmaceutical ingredient, or API;

•	delays or failures in reaching agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites; and

•	delays or failures in obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site.

The completion of our clinical trials could also be substantially delayed or prevented by a number of factors, including:

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trials;

•	failure of our third party vendors to timely or adequately perform their contractual obligations relating to the clinical trials;

•	unforeseen safety issues;

•	lack of efficacy demonstrated during clinical trials;

•	lack of adequate funding to continue the clinical trials;

•	termination of the clinical trials by one or more clinical trial sites;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols;

•	inability to monitor patients adequately during or after treatment;

•	the need for unexpected discussions with the FDA or other foreign regulatory agencies regarding the scope or design of our clinical trials or the need to conduct additional trials;

•	unforeseen delays by the FDA or other foreign regulatory agencies after submission of our results;

•	an unfavorable FDA inspection of our contract manufacturers of API or drug product; and

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold.

Even if we obtain FDA or other regulatory approvals, our product candidates may not achieve market acceptance among physicians, patients and third party payors and, ultimately, may not be commercially successful. Any failure or significant delay in completing clinical trials for our product candidates and achieving market acceptance would harm the commercial prospects for our product candidates and adversely affect our financial results.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

We rely on third parties to conduct all our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize any of our product candidates.

We currently do not have the ability to independently conduct clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as clinical research organizations, or CROs, to conduct clinical trials on our product candidates. The third parties with which we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. These third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs. In particular, we rely substantially on Kendle International Inc., a CRO, to conduct our PROTECT-1 clinical trial. Although we rely on these third parties to conduct our clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities require us to comply with regulations and standards, commonly referred to as current good clinical practices, or cGCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials.

In addition, the execution of clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols or cGCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties, which could be costly, and our clinical trials may be extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

If we are required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks, or if we are required to conduct studies on the long-term effects associated with the use of our product candidates, our efforts to commercialize our products (for long-term use or at all) and generate revenues from their sale could be delayed or halted.

Our clinical trials may be suspended at any time for a number of safety-related reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that our product candidates present an unacceptable safety risk to the clinical trial patients. In addition, IRBs or regulatory agencies may order the temporary discontinuation or termination of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, including if they present an unacceptable safety risk to patients. Administering any product candidate to humans may produce undesirable side effects. The existence of undesirable side effects resulting from our product candidates could cause us or regulatory authorities, such as the FDA, to interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory agencies denying further development or approval of our product candidates for any or all targeted indications. This, in turn, could affect whether GSK exercises any of its license options under our strategic alliance and could prevent us from commercializing our product candidates and generating revenues from their sale.

In addition, chemokine receptors are a novel class of targets. As a result, we may experience unforeseen adverse effects with our existing and future product candidates, including Traficet-EN. As of the date of this prospectus, only two of our current product candidates have been tested in human beings. Although we have not observed significant harmful side effects in prior studies of Traficet-EN or our other product candidates, later trials could reveal such side effects. We have not conducted studies on the long-term effects associated with the use of our product candidates. Studies of these long-term effects may be required for regulatory approval and would delay our introduction of Traficet-EN or our other product candidates into the market. These studies could also be required at any time after regulatory approval of any of our product candidates. Absence of long-term data may also limit the approved uses of our products, if any, to short-term use. Some or all of our product candidates may prove to be unsafe for human use.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product candidate, our ability to market and derive revenue from the product could be compromised.

If we or others identify undesirable side effects caused by one of our products, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we may be required to recall the product or change the way the product is administered;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	a product may become less competitive; and

•	our reputation may suffer.

Any of these could result in the loss of significant revenues, which would materially and adversely affect our results of operations and business.

We will need additional financing and may be unable to raise capital on acceptable terms, or at all, when needed, which would force us to delay, reduce or eliminate our research and development programs and other operations or commercialization efforts.

We are advancing multiple product candidates through discovery and development and will require substantial funds to conduct development, including preclinical studies and clinical trials, of our product candidates. Commercialization of any product candidate will also require substantial expenditures. While we currently expect GSK to assist us in our development and commercialization efforts with respect to some product candidates, we may also need additional financing to the extent that we are required to hire additional employees to co-promote product candidates or to commercialize product candidates that may not be covered by our collaboration agreement.

As of September 30, 2007, we had approximately $74.0 million in cash, cash equivalents and investments, reflecting the decrease of $8.2 million in cash and investments during the nine months then ended. We believe that our available cash, cash equivalents and investments will be sufficient to fund our anticipated level of operations into 2009. Due to the fact that there are multiple product exercise options under the GSK agreement and the fact that most options are not expected to occur within the next 12 months, such option fees are not included in our estimate of available cash resources. Our future financing requirements will depend on many factors, some of which are beyond our control, including:

•	the rate of progress and cost of our clinical trials, preclinical studies and other discovery and research and development activities;

•	the timing of, and costs involved in, seeking and obtaining FDA and other regulatory approvals;

•	the continuation and success of our strategic alliance with GSK and future collaboration partners;

•	potential acquisition or in-licensing of other products or technologies;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing any patent claims and other intellectual property rights, including litigation costs and the results of such litigation;

•	our ability to enter into additional collaboration, licensing, government or other arrangements and the terms and timing of such arrangements; and

•	the emergence of competing technologies or other adverse market developments.

Future capital requirements will also depend on the extent to which we acquire or invest in additional complementary businesses, products and technologies. We currently have no commitments or agreements relating to any of these types of transactions.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, government grants and contracts and/or strategic collaborations. Additional financing may not be available to us when we need it or it may not be available on favorable terms, if at all. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs or our commercialization efforts. We may be required to enter into collaborative partnerships for one or more of our product candidate programs at an earlier stage of development, which may require us to relinquish rights to some of our product candidates that we would otherwise have pursued on our own.

We may be unable to continue development of CCX140, CCX354 or CCX807, or successfully complete clinical testing, if any of such product candidates fails to demonstrate safety and efficacy.

A key element of our strategy is to continue the development of our CCR1 and CCR2 small molecule programs. We have recently initiated a Phase I single-dose escalation clinical trial of CCX140 in Switzerland and dosed our first subject on January 10, 2008. We are currently reviewing our protocols for this study in light of recently enacted stricter Swiss procedures with respect to human drug studies and a reported symptom of fatigue by the first test subject who received the study drug. Swiss procedures now require that the initial subjects be informed that they will be receiving the active drug rather than being randomized to placebo or active as has been standard practice in the past and this may also lead to greater reported issues. We expect to continue dosing once our review is complete but there can be no assurance that we will be able to do so. We expect our CCX354 product candidate to enter a Phase I clinical trial in the first half of 2008, and our CCX807 product candidate to enter a Phase I clinical trial in the second half of 2008. Prior to the commencement of any clinical trial in Europe for any of our product candidates, we will be required to obtain approvals by applicable ethics and regulatory agencies. There can be no assurance that we will obtain approvals from such agencies. Further, prior to the commencement of any clinical trial in the U.S., we will be required to file and obtain approval of an IND with the FDA.

As of January 10, 2008, the ethics committee and regulatory agency submissions for Phase I clinical trials have been made in Switzerland and the United States for CCX140. We have received approval to proceed with the trials from the Swiss and United States ethics committees. The regulatory agency in Switzerland requested ethics committee review of the safety data following dosing of the first two dose cohorts in the trial. We decided to conduct the first clinical trial in Switzerland and withdrew our IND submission from the United States. We addressed the comments from the Swiss regulatory agency and after review of our responses to the agency’s questions, the Swiss regulatory agency approved the study protocol in December 2007.

As of January 10, 2008, no ethics committee or regulatory agency submissions have been made for CCX354 or CCX807 anywhere in the world. If these submissions are ever made, there can be no assurance that we will ever receive regulatory approvals from the FDA or any other regulatory agency with respect to these programs.

Each product candidate will require significant additional technical, financial and human resources to develop any such product candidate into commercially viable products and obtain regulatory approval. Our planned or any future clinical trials may fail to demonstrate safety and efficacy for various reasons, including the possibility that any such product candidate may, on further study, be shown to have harmful side effects and other characteristics not identified in the preclinical studies. The pharmacokinetic profile and safety results of earlier preclinical studies may not be indicative of results in any Phase I clinical trial. For example, prior to commencing our preclinical studies of our CCX140 product candidate, we studied another product candidate that targeted the CCR2 chemokine receptor, which we abandoned after pharmacokinetic results were not as favorable in humans as in earlier preclinical animal studies. If our Phase I clinical trials demonstrate unacceptable toxicity levels, the FDA may require that we terminate further clinical trials. Even if such product candidate is well tolerated in clinical trial patients and demonstrates acceptable levels of efficacy, we will be required to conduct extensive additional clinical trials before we are able to seek the regulatory approvals needed to market such product candidate. If any of these Phase I clinical trials is delayed or halted, or any of them does not show that such product candidate is safe and well tolerated, our business and prospects may be adversely impacted. Any delays could also result in the need for additional financing, and our failure to adequately demonstrate the safety and efficacy of any product candidate that we may develop, in-license or acquire would prevent receipt of regulatory approval and, ultimately, the commercialization of that product candidate.

Our future success is dependent on our ability to identify and develop product candidates that are in our lead optimization or hits-to-leads programs, which we may be unable to do.

Our future success is dependent on our ability to successfully identify and develop product candidates from our lead optimization and hits-to-leads programs which will require substantial technical, financial and human resources. We intend to identify these product candidates and advance them into clinical trials. However, we cannot assure you that we will be able to identify such product candidates and initiate Phase I clinical trials of any of these programs on the time schedule we have planned, if at all. If we are unsuccessful in our efforts to identify, develop and expand our portfolio of product candidates, our ability to grow our business will be materially impaired.

There are a number of preclinical safety pharmacology studies that we must complete in order to support the continued clinical development of our early-stage compounds. In addition, in order to ultimately support approval of our early-stage compounds, we will need to successfully complete metabolite identification and characterization studies and tissue distribution and mass balance studies, including studies to determine if there are any interactions with other commonly used medications, studies to determine the effect of kidney and liver impairments on the profile of these product candidates, and a Thorough QT study. We cannot assure you that these studies will be successfully completed in a timely manner, or at all, or that such studies will not reveal any safety problems.

Key elements of our proprietary suite of drug discovery technologies, known as EnabaLink, including our RAM screening technology, are new approaches to the discovery and development of new product candidates and may not result in the discovery of any small molecule compounds of commercial value.

We must continue to identify and develop compounds that target the chemokine network and expand our portfolio of product candidates. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources. We have limited resources to study the more than 50 known chemokine ligands, as described in a February 2006 article in the New England Journal of Medicine, and approximately 30 identified chemokine receptors. EnabaLink represents a new approach to the development of new product candidates and we cannot assure you that EnabaLink will result in the discovery of new product candidates. EnabaLink has only resulted in a limited number of clinical and preclinical stage programs to date, and may not identify any therapeutic small molecule compounds of commercial value.

If EnabaLink fails to identify highly specific “hits” that lead to the development of new product candidates, our business may be materially and adversely affected. Our scientists may be unable to optimize the chemical “hits” identified by our Reverse Activation of Migration, or RAM, screening technology and develop the identified starting material into a candidate for further development that meets the desired product criteria. Our research and development programs may initially show promise in identifying chemokine receptors and their impact on the body’s immune system, yet fail to yield product candidates that are suitable for preclinical and clinical development. We cannot assure you that our current efforts will be successful or that we will not abandon any of our efforts in the future related to a particular chemokine receptor or small molecule program.

We rely on third party contract manufacturing organizations to manufacture and supply our product candidates for us. If one of our suppliers or manufacturers fails to perform adequately or fulfill our needs, we may be required to incur significant costs and devote significant efforts to find new suppliers or manufacturers. We may also face delays in the development and commercialization of our product candidates.

We currently have limited experience in, and we do not own facilities for, manufacturing our current product candidates. We are able to synthesize our current product candidates in limited quantities only. We rely upon third party contract manufacturing organizations to manufacture and supply larger quantities of our product candidates. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, including difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced FDA current good manufacturing practice, or cGMP, requirements, other federal and state regulatory requirements, and foreign regulations. If our manufacturers were to encounter any of these difficulties or otherwise fail to comply with their obligations to us, our ability to provide study drugs to patients in our clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial materials could delay the completion of our clinical trials, increase the costs associated with maintaining our clinical trial programs and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely.

All manufacturers of our products must comply with cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our component materials may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any product supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our product candidates or entail higher costs.

We currently rely on a single source supplier for API for each of our product candidates. Under our agreement with IRIX Pharmaceuticals, Inc., it manufactures the API for Traficet-EN, and we use Patheon, Inc. to produce the finished capsules for Traficet-EN. IRIX Pharmaceuticals also manufactures the API for CCX140. Further, we have agreements with Albany Molecular Research Inc. to manufacture the API for CCX354 and CarboGen AMCIS AG to manufacture the API for CCX807. Our current agreements with our suppliers do not provide for the entire supply of the API necessary for additional clinical trials or for full-scale commercialization. In the event that we and our suppliers cannot agree to the terms and conditions for them to provide some or all of our API clinical and commercial supply needs, or if any single source supplier terminates the agreement in response to a breach by us, we would not be able to manufacture the API on a commercial scale until a qualified alternative supplier is identified, which could also delay the development of, and impair our ability to commercialize, product candidates.

Although alternative sources of supply exist, the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers, which could have a material adverse effect on our business. New suppliers of any API would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such ingredients. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us.

We face substantial competition and our competitors may discover, develop or commercialize products faster or more successfully than us.

The pharmaceutical industry is highly competitive, and we face significant competition from companies in the pharmaceutical, biotechnology and other related markets that are researching and marketing products designed to address autoimmune diseases, inflammatory disorders and cancer. Established pharmaceutical companies that currently sell or are developing drugs in our markets of interest include, for example, Abbott, Amgen, AstraZeneca, Bayer Schering, Biogen Idec, Elan, GlaxoSmithKline, Johnson & Johnson, Merck, Merck Serono, Millennium, Novartis, Pfizer, Procter & Gamble, SanofiAventis, Schering-Plough, Teva and Wyeth. Many or all of these established competitors are also heavily involved in research and drug development regarding various chemokine receptors. Biotechnology companies which are known to be involved in chemokine research and related drug development include Chemokine Therapeutics, Genzyme, Incyte, Metastatix, Millennium and UCB Pharma. In addition, established pharmaceutical companies are more frequently entering into partnerships with biotechnology companies for the purpose of developing drugs targeting the chemokine system. For example, Pfizer and Incyte entered into a collaboration agreement in November 2005 for the development and commercialization of CCR2 antagonists.

We are developing small molecule therapeutics that will compete with other drugs and alternative therapies that are currently marketed or are being developed to treat IBD, celiac disease and other autoimmune diseases and inflammatory disorders, including cardiovascular inflammation, and cancer. If approved for marketing by the FDA, Traficet-EN, our lead product candidate, would compete against existing IBD treatments such as Remicade and Humira; immunomodulatory drugs such as methotrexate; corticosteroids such as hydrocortisone, prednisone and budesonide; and potentially against other novel IBD product candidates that are currently in development. Similarly, other future product candidates we are pursuing would compete against numerous existing and established drugs and potentially against other novel drugs and therapies that are currently in development. We also anticipate that we will face increased competition in the future as new companies enter into our target markets and scientific developments surrounding the chemokine system continue to develop.

Many of our competitors have significantly greater name recognition and financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, a number of academic institutions, universities and private and public research institutes are engaged in research related to autoimmune and inflammatory disorders as well as certain cancers, and may seek patent protection with respect to potentially competitive products or technologies.

We may be subject to costly product liability claims related to our clinical trials and product candidates and, if we are unable to obtain adequate insurance or are required to pay for liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage, a material liability claim could adversely affect our financial condition.

Because we conduct clinical trials with human patients, we face the risk that the use of our product candidates may result in adverse side effects to patients and to otherwise healthy volunteers in our clinical trials. We face even greater risks upon any commercialization of our product candidates. Although we have product liability insurance for clinical trials for up to $10.0 million, our insurance may be insufficient to reimburse us for any expenses or losses we may suffer, and we will be required to increase our product liability insurance coverage for our advanced clinical trials that we plan to initiate. We do not know whether we will be able to continue to obtain product liability coverage and obtain expanded coverage on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage. There is also a risk that third parties that we have agreed to indemnify could incur liability. An individual may bring a product liability claim against us if one of our product candidates or products causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	decreased demand for our product candidates;

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay ourselves;

•	an increase in our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;

•	withdrawal of clinical trial volunteers, investigators, patients or trial sites;

•	damage to our reputation and the reputation of our products;

•	regulatory investigations that could require costly recalls or product modifications;

•	substantial costs of litigation;

•	the diversion of management’s attention from our business;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our third-party manufacturers’ activities and our own activities involve the controlled storage, use and disposal of hazardous materials, including the components of our pharmaceutical products, test samples and reagents, biological materials and other hazardous compounds. We and our manufacturers are subject to federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal authorities may curtail our use of these materials and/or interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. The substantial unexpected costs we may incur could significantly harm our financial condition and results of operations.

Our failure to successfully acquire, develop and market additional product candidates or approved products would impair our ability to grow.

As part of our growth strategy, we may acquire, develop and/or market additional products and product candidates. Because our internal research capabilities are limited, we may be dependent upon pharmaceutical and biotechnology companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify, select and acquire promising pharmaceutical product candidates and products.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition costs;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot provide assurance that any products that we develop or approved products that we acquire will be manufactured profitably or achieve market acceptance.

Future financings may adversely affect our stockholders or impose restrictions on our assets or operations, which may harm our business.

If we raise additional capital by issuing equity securities, then our existing stockholders’ ownership will be diluted and the terms of any new equity securities may have preferences over our common stock. If we raise additional capital through the issuance of debt securities, the debt will have rights senior to the holders of our common stock and may contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets. In addition, the terms of future financings may restrict our ability to raise additional capital, which would delay or prevent the further development or commercialization of our product candidates.

If we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our current product candidates, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If adequate funds are not available, our ability to achieve profitability or to respond to competitive pressures would be significantly limited and we may be required to delay, significantly curtail or eliminate the development of one or more of our product candidates.

We currently have no sales and marketing staff or distribution organization. If we are unable to develop a sales and marketing and distribution capability on our own or through collaborations with GSK or other marketing partners, we will not be successful in commercializing our future products.

We currently have no sales, marketing or distribution capabilities. If our products are approved for sale, we intend to rely on GSK to assist us in the marketing and distribution of some of our products, but there can be no assurance it will elect to market and distribute our products or that it will not terminate our collaboration arrangements. If GSK does not exercise its options, we will need to enter into distribution or co-marketing arrangements and our product revenue is likely to be lower than if we directly marketed or sold our products. In addition, any revenue we receive will depend upon the efforts of third parties, which may not be successful and are only partially within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our future products or we will have to market these products ourselves, which will be expensive and require us to build our own sales force, which we do not have experience doing. GSK or other future collaborators may fail to develop or effectively commercialize our product candidates because they cannot obtain the necessary regulatory approvals or decide to pursue a competitive potential product that may be developed outside of the collaboration. If we are not successful in commercializing our future products, either on our own or through collaborations with GSK or one or more third parties, any future product revenue will be materially adversely affected.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of December 1, 2007, we had 69 full-time employees. We will need to continue to expand our managerial, operational, financial and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	manage our clinical trials effectively, including our current Phase II/III clinical trial for Traficet-EN, which is being conducted at numerous clinical trial sites throughout the world;

•	manage our internal development efforts effectively while carrying out our contractual obligations to licensors, contractors, collaborators, government agencies and other third parties; and

•	continue to improve our operational, financial and management controls, reporting systems and procedures.

We are highly dependent on the services of our founder, President and Chief Executive Officer, Dr. Thomas J. Schall, and if we are not able to retain Dr. Schall or other members of our management or recruit additional management, clinical and scientific personnel, our business will suffer.

We may not be able to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco Bay area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are highly dependent on the principal members of our management and scientific staff. The loss of service of any of our management could harm our business. In addition, we are dependent on our continued ability to attract, retain and motivate highly qualified additional management, clinical and scientific personnel. The competition for qualified personnel in the pharmaceutical industry is intense. Due to our limited resources, we may not be able to effectively attract and recruit additional qualified personnel. If we are not able to retain our management, particularly our founder, President and Chief Executive Officer, Dr. Schall, and attract, on acceptable terms, additional qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow. Although we have executed employment agreements with each member of our current management team, including Dr. Schall, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. In addition to the competition for personnel, the San Francisco Bay area in particular is characterized by a high cost of living. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts. We have obtained key man life insurance policies in the aggregate amount of $2.5 million on Dr. Schall. However, we do not have and do not intend to obtain key man life insurance coverage on any of our other executive officers. As a result, we could be exposed to substantial uninsured costs in the event of the death of any of these employees.

In addition, we have scientific and clinical advisors who assist us in formulating our product development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of products that may compete with ours.

If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, we may be subject to sanctions by regulatory authorities.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting for our annual report for fiscal 2009. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the above deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, or SEC, or The Nasdaq Stock Market LLC, or Nasdaq. Any such action could adversely affect our financial results or investors’ confidence in us and could cause our stock price to fall. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect our stock price.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. While the costs and expenses associated with being a publicly held company are difficult to accurately quantify, we expect the annual amount will be in excess of $1.0 million. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our drug development programs.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Risks Related to Intellectual Property

We may have to license rights from a third party or engage in patent litigation in order to secure the rights necessary to commercialize Traficet-EN or other related CCR9 product candidates. Patent litigation could absorb significant management time and financial resources, and, if we do not prevail, could have a material adverse effect on our ability to derive revenues from our agreement with GSK.

On October 16, 2007, Millennium obtained a U.S. patent with claims to small molecules that modulate CCR9, compositions thereof, and methods of using them to treat conditions such as IBD. Millennium may contend that the claims of this recently issued patent cover our patented Traficet-EN product candidate. Currently, our activities related to Traficet-EN are exempt from patent infringement liability because these activities are strictly limited to obtaining information for regulatory approval. However, if and when our Traficet-EN related activities extend beyond those related to seeking regulatory approval, such as, for example, if and when we commercialize Traficet-EN, Millennium might then commence an infringement action against us based on this patent and/or other related patents that it may be granted in the future. If Millennium elects to sue us, we believe that we would have a viable defense to any such infringement suit and intend to vigorously defend against any such claims. However, we cannot assure you that the relevant court would find in our favor with respect to such defense. If we are unable to show that Millennium’s patent is invalid and we are unable to obtain a license from Millennium for the use of their intellectual property, this would materially impact our ability to manufacture and sell Traficet-EN or related candidate compounds found to be covered by Millennium’s patent claims. This could have a direct impact on whether GSK elects to exercise its option with respect to Traficet-EN. Under our agreement with GSK, if we are unable to secure licenses necessary to commercialize Traficet-EN, then GSK may decide not to exercise its option in respect of Traficet-EN, or may instead decide to exercise its option in respect of another CCR9 compound, which could result in reduced milestone payments to us, or may decide not to exercise any of its license options. Should GSK decide not to exercise its option upon completion of a given proof-of-concept trial, all rights to that program revert back to us, subject to a royalty obligation to GSK. We are in the process of advancing our CCX807 product candidate, a second generation CCR9 antagonist which we believe falls outside the scope of Millennium’s patent, into the clinic; however, we can provide no assurance that we will have the same degree of success with such compound as we have experienced with Traficet-EN or that such second generation compound will not infringe the intellectual property rights of Millennium or other third parties.

The cost to us of any patent litigation or other proceedings, such as interference proceedings, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time which may materially and adversely impact our financial position and results of operations.

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend on our ability to obtain patents and maintain adequate protection for our technologies, intellectual property and product candidates in the U.S. and other countries. As of October 15, 2007, our patent estate, on a worldwide basis, includes over 85 issued patents and over 220 pending patent applications, with claims covering all of our current clinical stage product candidates. With respect to Traficet-EN, our lead development candidate, we have 25 issued patents worldwide relating to its chemical composition and over 40 other pending applications relating to our CCR9 program. We have 20 issued patents and over 130 pending applications relating to other small molecule compounds and over 20 issued patents and over 40 patent applications relating to our novel biological discoveries. We also have approximately 15 issued patents and approximately five pending applications relating to our proprietary screening and drug development technologies. We cannot assure you that any of our patent applications will result in issued patents. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technologies or from developing competing products and technologies. Moreover, the patent positions of numerous biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot assure you that:

•	we were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our pending patent applications will result in issued patents;

•	a third party will not challenge our proprietary rights or that a court will hold that our patents are valid and enforceable;

•	any patents issued to us or our collaboration partners will provide us with any competitive advantages, or will not be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our business.

In addition, we rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants that are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

We may become subject to third parties’ claims alleging infringement of patents and proprietary rights or seeking to invalidate our patents or proprietary rights, which would be costly, time consuming and, if successfully asserted against us, delay or prevent the development and commercialization of our products.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may be subject to third-party claims in the future against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

In addition to infringement claims against us, if third parties prepare and file patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or USPTO, to determine the priority of invention. We may also become involved in similar opposition proceedings in the European Patent Office regarding our intellectual property rights with respect to our products and technology.

Restrictions on our patent rights relating to our product candidates may limit our ability to prevent third parties from competing against us.

Our success will depend on our ability to obtain and maintain patent protection for our product candidates, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others. Composition-of-matter patents on APIs are generally considered to be the strongest form of intellectual property protection for pharmaceutical products as they apply without regard to any method of use. Entirely new individual chemical compounds, often referred to as new chemical entities, are typically entitled to composition-of-matter coverage. However, we cannot be certain that the current law will remain the same, or that our product candidates will be considered novel and unobvious by the USPTO and courts.

In addition to composition-of-matter patents and patent applications, we also have filed method-of-use patent applications. This type of patent protects the use of the product only for the specified method. However, this type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if these competitors do not actively promote their product for our targeted indication, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Patent applications in the U.S. and most other countries are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, we cannot be certain that we and the inventors of the issued patents and applications that we may in-license were the first to conceive of the inventions covered by such patents and pending patent applications or that we and those inventors were the first to file patent applications covering such inventions.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Some of our intellectual property which is discovered through government funded programs is subject to federal regulation such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. Compliance with such regulations may limit our exclusive rights, subject us to expenditure of resources with respect to reporting requirements, and limit our ability to contract with foreign manufacturers.

While none of our existing product candidates, including Traficet-EN, CCX354, CCX140 or CCX807 were discovered using government funded programs, some of our research and development work was funded by the U.S. government and is therefore subject to certain federal regulations. For example, some of our research and development work on vaccine adjuvants and immunomodulation for biothreat applications was funded by government research grants. Under the “march-in” provisions of the Bayh-Dole Act, the government may have the right under limited circumstances to require us to grant exclusive, partially exclusive or non-exclusive rights to third parties for intellectual property discovered through the government funded program. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the new invention or because action is necessary to alleviate health or safety needs of the public. Intellectual property discovered under the government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. Such intellectual property is also subject to a preference for U.S. industry, which may limit our ability to contract with foreign product manufacturers for products covered by such intellectual property. We plan to apply for additional U.S. government funding, and it is possible that we may discover compounds or product candidates as a result of such funding. Intellectual property under such discoveries would be subject to the applicable provisions of the Bayh-Dole Act.

Risks Related to Government Regulation

The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the U.S. and other countries, which regulations differ from country to country. Neither we nor our collaboration partners are permitted to market our product candidates in the U.S. until we receive approval of an NDA from the FDA. Neither we nor our collaboration partners have submitted an application for or received marketing approval for any of our product candidates. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including:

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	withdrawal of approved products;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of production; and

•	refusal to approve pending NDAs or supplements to approved NDAs.

Prior to receiving approval to commercialize any of our product candidates in the U.S. or abroad, we and our collaboration partners must demonstrate with substantial evidence from well controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities abroad, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and our collaboration partners believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering any of our product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials of our product candidates and result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications.

Regulatory approval of an NDA or NDA supplement is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. The FDA can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to, the following:

•	a drug candidate may not be deemed safe or effective;

•	FDA officials may not find the data from preclinical studies and clinical trials sufficient;

•	the FDA might not approve our or our third party manufacturer’s processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

If any of our product candidates fails to demonstrate safety and efficacy in clinical trials or does not gain regulatory approval, our business and results of operations will be materially and adversely harmed.

Even if we receive regulatory approval for a product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review by the FDA and/or non-U.S. regulatory authorities. Any regulatory approval that we or our collaboration partners receive for our product candidates may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the product. In addition, if the FDA and/or non-U.S. regulatory authorities approve any of our product candidates, we will be subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. In addition, manufacturers of our drug products are required to comply with current cGMP regulations, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture our drug products, and these facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we or a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with regulatory requirements of the FDA and/or other non-U.S. regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including:

•	warning letters or untitled letters;

•	civil or criminal penalties;

•	injunctions;

•	suspension of or withdrawal of regulatory approval;

•	suspension of any ongoing clinical trials;

•	voluntary or mandatory product recalls and publicity requirements;

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications filed by us;

•	restrictions on operations, including costly new manufacturing requirements; or

•	seizure or detention of our products or import bans.

The regulatory requirements and policies may change and additional government regulations may be enacted for which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or in other countries. If we are not able to maintain regulatory compliance, we will not be permitted to market our future products and our business will suffer.

The availability of adequate third-party coverage and reimbursement for newly approved drugs is uncertain, and failure to obtain adequate coverage and reimbursement from third-party payors could limit our ability to market any future products we may develop and could limit our ability to generate revenue.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved drugs. The commercial success of our future products in both domestic and international markets depends on whether third-party coverage and reimbursement is available for our future products. Governmental payors, including Medicare and Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to manage healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate reimbursement for our future products. These payors may not view our future products as cost-effective, and coverage and reimbursement may not be available to our customers or may not be sufficient to allow our future products to be marketed on a competitive basis. Third-party payors are exerting increasing influence on decisions regarding the use of, and coverage and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit or delay coverage and reimbursement for newly approved healthcare products. In particular, third-party payors may limit the covered indications. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the prices for our product candidates decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.

We intend to seek a distribution and marketing partner for Traficet-EN outside the U.S. and may market future products in international markets. In order to market our future products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. We have had limited interactions with foreign regulatory authorities, and the approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

In the U.S., there have been and we expect there will continue to be a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenues and profitability and the future revenues and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established a new Part D prescription drug benefit, which became effective January 1, 2006. It remains difficult to predict the impact that the prescription drug program will have on us and our industry. Under the Part D prescription drug benefit, Medicare beneficiaries can obtain prescription drug coverage from private sector plans that are permitted to limit the number of prescription drugs that are covered in each therapeutic category and class on their formularies. If our products are not placed on such formularies, this could negatively impact our ability to sell our products.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the number of recent high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising. Furthermore, heightened Congressional scrutiny on the adequacy of the FDA’s drug approval process and the agency’s efforts to assure the safety of marketed drugs has resulted in the enactment of new legislation addressing drug safety issues, the FDA Amendments Act of 2007. This new legislation provides the FDA with expanded authority over drug products after approval and the FDA’s exercise of this authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, and increased costs to assure compliance with new post-approval regulatory requirements.

There also have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

•	our ability to set a price we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the availability of capital.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

•

the federal healthcare program Anti-Kickback Law, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•

the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities like us which provide coding and billing advice to customers;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program (including private payors) or making false statements relating to healthcare matters in connection with the delivery of or payment for healthcare benefits, items or services and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Risks Related To This Offering

The price of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. Prior to this offering, there has been no public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained after this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	results from, and any delays in, our clinical trial programs, including our ongoing and planned clinical trials for Traficet-EN, CCX140, CCX354, CCX807 and other product candidates;

•	announcements of regulatory approvals or disapprovals of our product candidates, including Traficet-EN, or delays in any regulatory agency review or approval processes;

•	failure or discontinuation of any of our research programs;

•	announcements relating to future collaborations or our existing collaboration with GSK;

•	acquisitions and sales of new products, technologies or business;

•	delays in the commercialization of any of our product candidates;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

•	the issuance of new or changed securities analysts’ reports or recommendations regarding us, our competitors or our industry in general;

•	actual and anticipated fluctuations in our quarterly operating results;

•	disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new products by us or our competitors;

•	manufacturing issues related to our product candidates for clinical trials or future products for commercialization;

•	market acceptance of our future products;

•	deviations in our operating results from the estimates of analysts, or other analyst comments;

•	third party payor coverage and reimbursement policies;

•	new legislation in the U.S. relating to the sale or pricing of pharmaceuticals;

•	FDA or other U.S. or foreign regulatory actions affecting us or our industry;

•	product liability claims or other litigation or public concern about the safety of our product candidates or future drugs;

•	our ability to obtain necessary intellectual property licenses;

•	the outcome of any future legal actions to which we are party;

•	sales of our common stock by our officers, directors or significant stockholders;

•	additions or departures of key personnel; and

•	economic and other external factors, including natural disasters and other crises.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that have been often unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

The ownership of our common stock will continue to be highly concentrated, and these stockholders could delay or prevent a change of control.

After this offering and the concurrent private placement to GSK, our officers and directors and their affiliates, together with holders of 5% or more of our outstanding common stock, will beneficially own approximately     % of our common stock. Accordingly, these stockholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering and the concurrent private placement to GSK, we will have             outstanding shares of common stock based on the number of shares outstanding as of September 30, 2007, after giving effect to the conversion of all of the shares of our preferred stock outstanding as of September 30, 2007, into shares of common stock in connection with this offering. Of these shares,             shares are currently restricted as a result of securities laws and/or lock-up agreements but will be available for resale in the public market as described in the “Shares Eligible for Future Sale” section of this prospectus. As a result of the lock-up agreements between our underwriters and our security holders and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale under Rule 144(k) or Rule 701 upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus;

•

             shares will be eligible for sale under Rule 144 upon the expiration of the lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, beginning as soon as 180 days after the date of this prospectus;

•

             shares will be eligible for sale, upon exercise of vested options with a weighted-average exercise price of $             per share, upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus; and

•

             shares will be eligible for sale upon exercise of outstanding warrants with a weighted-average exercise price of $2.60 per share, upon the expiration of the lock-up agreements, beginning as soon as 180 days after the date of this prospectus.

Moreover, after this offering and the concurrent private placement to GSK, holders of approximately              shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will continue following this offering and will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 or another similar exemption under the Securities Act within a single three-month period. We also intend to register an aggregate of approximately                 shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus.

If there is no viable public market for our common stock, you may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined through negotiations between us and the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. See “Underwriting” for additional information.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution of $             per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, purchasers of common stock in this offering will have contributed approximately     % of the aggregate purchase price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering. In addition, if you choose to invest in our common stock, you will pay a price per share that substantially exceeds the value of our assets after subtracting our liabilities. As of September 30, 2007, we had options outstanding under our equity compensation plans to purchase an aggregate of 4,126,706 shares of common stock at a weighted-average exercise price of $0.81 per share and had warrants outstanding to purchase an aggregate of 726,077 shares of our preferred stock at a weighted-average exercise price of $2.60 per share. To the extent these outstanding options or warrants are exercised, you will incur further dilution.

If we sell shares of our common stock in future financings, common stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our common stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our product candidates or future development programs;

•	addition or termination of clinical trials or funding support;

•	any intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments affecting our product candidates or those of our competitors;

•	ability to secure new government contracts and allocation of our resources to or away from performing work under government contracts;

•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; and

•	if any of our product candidates receives regulatory approval, the level of underlying demand for these product candidates and wholesalers’ buying patterns.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We will have broad discretion in the use of the net proceeds of this offering and the concurrent private placement to GSK and may not use them effectively.

Our management will have broad discretion over the use of the net proceeds from this offering and the concurrent private placement to GSK. Because of the number and variability of factors that will determine our use of such proceeds, you may not agree with how we allocate or spend the proceeds from this offering and the concurrent private placement to GSK. We may pursue collaborations or clinical trials that do not result in an increase in the market value of our common shares and that may increase our losses. Our failure to allocate and spend the net proceeds from this offering and the concurrent private placement to GSK effectively would have a material adverse effect on our financial condition and business. Until the net proceeds are used, they may be placed in investments that do not produce significant investment returns or that may lose value.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•

a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	limitation of our stockholders entitled to call special meetings of stockholders;

•	an advance notice requirement for stockholder proposals and nominations;

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

•

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

Provisions in our charter and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

Our employment agreements with our named executive officers may require us to pay severance benefits to any of those persons who are terminated in connection with a change of control of us, which could harm our financial condition or results.

Our named executive officers are parties to employment agreements providing for aggregate cash payments of up to approximately $2.3 million for severance benefits and acceleration of vesting of stock options with a value of approximately $1.6 million (as of December 31, 2006) in the event of a termination of employment in connection with a change of control of us. The accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future, therefore capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into clinical trials;

•	our collaborator’s exercise of its license options;

•	the commercialization of our product candidates;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	our ability to maintain and establish collaborations or obtain additional government grant funding;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the timing or likelihood of regulatory filings and approvals;

•	our use of proceeds from this offering and the concurrent private placement to GSK;

•	our financial performance; and

•	developments relating to our competitors and our industry.

These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Any forward-looking statement in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of             shares of common stock in this offering will be approximately $             million at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive $7.0 million from the sale of             shares of common stock in the concurrent private placement to GSK. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $             million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholder in connection with the underwriters’ exercise of their over-allotment option. Each $1.00 increase or decrease in the assumed initial public offering price of $             would increase or decrease, respectively, our net proceeds by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use our net proceeds from this offering, together with the proceeds from the sale of our common stock to GSK, as follows:

•	approximately $ million to further develop Traficet-EN, including completion of the induction phase of our PROTECT-1 clinical trial and Phase II proof-of-concept trial in celiac disease;

•	approximately $ million to advance CCX140, CCX354 and CCX807 through Phase I clinical trials;

•	approximately $ million to fund research and development activities related to additional product candidates; and

•

approximately $             million for working capital, capital expenditures and general corporate purposes, including the hiring of additional personnel and expenses associated with being a public company, such as directors’ and officers’ liability insurance, investor relations-related expenses and legal and accounting fees.

However, notwithstanding the foregoing, due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering and the concurrent private placement to GSK that may be used to continue our development of Traficet-EN, our CCX140, CCX354 and CCX807 product candidates and other research and development activities and such amounts may differ materially from the amounts set forth above. Our management will have broad discretion over the use of the net proceeds from this offering and the concurrent private placement. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions and the amount of cash, if any, generated by our collaboration agreement.

Pending the use of the proceeds from this offering and the concurrent private placement, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and capitalization as of September 30, 2007:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 41,463,837 shares of common stock prior to the completion of this offering, and the issuance and sale by us of              shares of our common stock in this offering and the concurrent private placement to GSK at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
	(unaudited)

Cash, cash equivalents and investments	$73,986

Equipment financing obligations	$1,708

Convertible preferred stock, $0.001 par value; 42,239,959 shares authorized, 41,463,837 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	42

Common stock, $0.001 par value; 61,000,000 shares authorized, 7,921,621 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	8

Preferred stock, $0.001 par value; no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma as adjusted
Additional paid-in capital	111,751
Warrants	1,444
Employee note receivable	(15)
Accumulated other comprehensive loss	12
Accumulated deficit	(77,434)

Total stockholders’ equity	35,808

Total capitalization	$37,516	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ would increase or decrease, respectively, the amount of cash, cash equivalents and investments, additional paid-in capital and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The actual and pro forma as adjusted outstanding shares information in the table above excludes the following:

•	98,417 shares of common stock subject to repurchase;

•	4,126,706 shares of common stock issuable upon the exercise of outstanding options having a weighted-average exercise price of $0.81 per share;

•	726,077 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted-average exercise price of $2.60 per share;

•	2,122,006 shares of common stock reserved for issuance pursuant to future option grants under our 2002 Equity Incentive Plan and 1997 Stock Option/Stock Issuance Plan;

•	shares of common stock reserved for issuance pursuant to future option grants under our 2008 Equity Incentive Award Plan; and

•	shares reserved for issuance under our 2008 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of September 30, 2007, we had a historical net tangible book value of $35.8 million, or $0.72 per share of common stock, taking into account the expected conversion of our outstanding preferred stock into common stock prior to the completion of this offering. Without giving effect to the conversion of our outstanding preferred stock into common stock, we had a historical net tangible book value of $35.8 million, or $4.46 per share of common stock, as of September 30, 2007. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock, including 98,417 shares subject to repurchase. Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the conversion of all of our preferred stock into 41,463,837 shares of common stock prior to the completion of this offering and the sale of             shares of common stock in this offering and the concurrent private placement to GSK at an assumed initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 was approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2007	$4.46
Pro forma decrease in net tangible book value per share attributable to conversion of convertible preferred stock	(3.74)

Pro forma net tangible book value per share as of September 30, 2007	$0.72
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma as adjusted net tangible book value by approximately $              million, the pro forma as adjusted net tangible book value per share by approximately $             per share and the dilution to investors purchasing shares in this offering by approximately $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering and the concurrent private placement to GSK, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $             per share.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders			%	$			%	$
Investors participating in this offering
Concurrent private placement to GSK					7,000,000

Total		100.0%				$100.0%

The number of shares of common stock to be outstanding after this offering and the concurrent private placement to GSK is based on the number of shares outstanding as of September 30, 2007 and excludes the following:

•	4,126,706 shares of common stock issuable upon the exercise of outstanding options having a weighted- average exercise price of $0.81 per share;

•	726,077 shares of common stock issuable upon the exercise of outstanding warrants having a weighted-average exercise price of $2.60 per share;

•	2,122,006 shares of common stock reserved for issuance pursuant to future option grants under our 2002 Equity Incentive Plan and 1997 Stock Option/Stock Issuance Plan;

•	shares of common stock reserved for issuance pursuant to future option grants under our 2008 Equity Incentive Award Plan; and

•	shares reserved for issuance under our 2008 Employee Stock Purchase Plan.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value as of September 30, 2007 will increase to $            million, or $              per share, representing an increase to existing stockholders of $            per share, and there will be an immediate dilution of an additional $            per share to new investors.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock in the future.

SELECTED FINANCIAL DATA

The selected consolidated statement of operations data for the nine months ended December 31, 2002, and the year ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. In 2002, we changed our fiscal year end from March 31 to December 31. As a result, the information presented for the period ended December 31, 2002 is for a nine-month period. We derived the consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus.

The selected consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the selected consolidated balance sheet data as of September 30, 2007, have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim consolidated financial information has been prepared on the same basis as the annual consolidated financial information and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our consolidated financial position as of September 30, 2007 and the consolidated results of operations for the nine months ended September 30, 2006 and 2007. Interim results are not necessarily indicative of results to be expected for the full year. You should read this data together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have presented pro forma net loss per share information for the year ended December 31, 2006 and the nine months ended September 30, 2007 to reflect the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 41,463,837 shares of common stock prior to the completion of this offering.

	Nine Months Ended December 31, 2002	Years Ended December 31,				Nine Months Ended September 30,
		2003	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Collaborative research and development revenue	$500	$1,000	$3,862	$7,834	$4,950	$1,148	$13,823
Grant revenue	1,161	2,304	2,790	4,385	3,158	3,158	1,858

Total revenues:	1,661	3,304	6,652	12,219	8,108	4,306	15,681

Operating expenses:
Research and development	6,088	9,719	14,437	24,912	21,946	15,488	23,333
General and administrative	2,315	3,206	3,431	5,241	5,300	4,408	4,526

Total operating expenses	8,403	12,925	17,868	30,153	27,246	19,896	27,859

Loss from operations	(6,742)	(9,621)	(11,216)	(17,934)	(19,138)	(15,590)	(12,178)
Interest income, net	138	1	265	666	1,794	720	2,941

Loss from continuing operations before provision for income taxes	(6,604)	(9,620)	(10,951)	(17,268)	(17,344)	(14,870)	(9,237)
Income tax expense	—	—	—	—	—	—	153

Net loss	$(6,604)	$(9,620)	$(10,951)	$(17,268)	$(17,344)	$(14,870)	$(9,390)

Basic and diluted net loss per share	$(1.23)	$(1.74)	$(1.84)	$(2.69)	$(2.41)	$(2.09)	$(1.22)

Shares used to compute basic and diluted net loss	5,384,554	5,518,781	5,952,844	6,408,604	7,184,527	7,099,684	7,699,955

Pro forma basic and diluted net loss per share (unaudited)(1)					$(0.42)		$(0.19)

Shares used to compute pro forma basic and diluted net loss per share(1)					41,346,133		49,163,792

	As of December 31,					As of September 30, 2007
	2002	2003	2004	2005	2006
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents and investments	$14,265	$5,709	$33,788	$15,000	$82,227	$73,986
Working capital	13,536	4,082	31,974	11,678	70,730	56,584
Total assets	16,766	7,585	39,166	21,319	87,780	79,650
Non-current portion of deferred revenue	—	—	3,194	—	28,875	23,461
Non-current portion of equipment financing obligations	844	628	302	8	—	1,243
Accumulated deficit	(12,861)	(22,481)	(33,432)	(50,700)	(68,044)	(77,434)
Total stockholders’ equity	14,410	4,853	31,094	14,311	44,426	35,808

(1)	Please see the Notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to compute pro forma basic and diluted net loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Financial Data” and our consolidated financial statements and related Notes included elsewhere in this prospectus. This discussion contains statements of our plans, objectives, expectations and intentions, which are forward-looking statements and involve risk and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section.

Overview

We are focused exclusively on the discovery, development and commercialization of orally-administered small molecule therapeutics that target chemokine receptors and related chemo-attractant receptors. The chemokine system is a complex network of molecules that regulates cell migration and directs and coordinates the inflammatory immune response. We believe we have established one of the broadest pipelines of chemokine-based therapeutics in the biopharmaceutical industry based upon our pioneering insight into the central role played by the chemokine system in a variety of diseases including autoimmune and inflammatory disorders as well as certain cancers. We have also created technologies that we believe will allow us to discover and develop product candidates that target certain elements of this system. Each of our product candidates is designed to target a specific chemokine or chemo-attractant receptor, thereby selectively blocking the chemokines that are primarily responsible for the inappropriate immune response in a given disease, unlike existing therapeutic approaches which tend to suppress the entire immune system. We believe that our compounds offer several advantages over existing therapies including greater potency and selectivity, which should result in an improved side effect profile, and oral availability, which will allow for more convenient administration and improved patient compliance. In addition, all of our current product candidates are small molecules, which should result in lower production costs.

Since commencing our operations in 1997, our efforts have focused on research, development and advancement of our product candidates into and through clinical trials. As a result, we have incurred significant losses. We have funded our operations primarily through the sale of convertible preferred and common stock, contract revenue under our collaborations, government contracts and grants and borrowings under equipment financing arrangements. As of September 30, 2007, we had an accumulated deficit of $77.4 million. We expect to continue to incur net losses for the next several years as we develop our product candidates, expand clinical trials for our product candidates currently in clinical development, expand our research and development activities, expand our systems and facilities, obtain any necessary licenses, seek regulatory approvals and engage in commercialization preparation activities in anticipation of Food and Drug Administration, or FDA, approval of our product candidates. In addition, if a product is approved for commercialization, we will need to expand our organization. Significant capital is required to launch a product, and many expenses are incurred before revenues are received. We are unable to predict the extent of any future losses or when we will become profitable, if at all.

Collaborations

Strategic Alliance with GlaxoSmithKline

In August 2006, we entered into a product development and commercialization agreement with Glaxo Group, Ltd., or GSK, an affiliate of GlaxoSmithKline, for the development, manufacture, and marketing of up to six product candidates (and their associated backup compounds) that target four defined chemokine and chemo-attractant receptors. Under the terms of the agreement, which we refer to as the GSK Agreement, we received an initial nonrefundable up-front fee of $38.5 million. This payment is being amortized over the estimated period during which GSK may exercise its right to license certain product candidates under the agreement, currently estimated to be through December 2011—the expected completion date of the proof-of-concept trial for the last of the four targets to be developed.

In addition, the GSK Agreement provides for research funding of up to $5.0 million per year for the initial three-year term, as well as development milestones for advancing certain product development candidates toward and into the clinic. In June 2007, we recognized a $5.0 million milestone payment under the GSK Agreement for the nomination of a CCR1 development candidate, CCX354. Upon initiation of a first-in-humans study with CCX354, which we currently expect to occur in the first half of 2008, we would be entitled to receive a $10.0 million milestone payment from GSK. The GSK Agreement also provides GSK with an option to license certain product candidates on an exclusive, worldwide basis. Upon exercise of a product option by GSK, we will grant GSK an exclusive license to the specific product compounds, and GSK will bear all future costs and responsibility associated with furthering the development of the drug candidate. If these programs are successfully advanced through development by GSK, we are entitled to receive clinical, regulatory, and commercial milestone payments based on performance and royalties on future product sales, if any. In addition, for certain licensed product candidates, we may elect to co-develop and co-promote such potential product candidates, whereby we would pay a certain portion of the costs to further develop the product compound and, in return, would receive greater royalty payments on future product sales. In connection with the GSK Agreement, GSK purchased 6,493,506 shares of our Series D Preferred Stock at a price of $3.85 per share, resulting in proceeds of approximately $25.0 million.

Forest Laboratories

In March 2004, we entered into a collaboration agreement with Forest Laboratories, or Forest, for the development, manufacture and marketing of compounds that target the CCR1 chemokine receptor, which we refer to as the Forest Agreement. In December 2005, the Forest Agreement was mutually terminated. In August 2006, we subsequently re-partnered this program under the GSK Agreement.

U.S. Government Contracts and Grants

Since our inception, we have received over $23.0 million in awards under various government contracts and grants. Through September 30, 2007, we had earned $12.6 million under a $14.1 million grant from the National Institute of Allergy and Infectious Diseases, or NIAID, part of the National Institutes of Health, with respect to chemokine involvement in biothreat pathogen vaccines. This funding includes reimbursement for our employees’ time and benefits and other expenses related to performance under this grant. This grant expires in January 2008. While we have applied for additional government contracts and grants, if we are unsuccessful in obtaining new government contracts or grants, our grant revenue will cease in 2008.

Revenue

Since our inception, the source of our revenue has been derived from up-front fees, research-based funding and milestone payments from our collaborations and government contracts and grants.

Research and Development Expenses

Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our understanding of the chemokine system; the discovery and development of novel small molecule therapeutics, such as Traficet-EN; the development of our suite of proprietary drug discovery technologies, known collectively as EnabaLink, which includes our proprietary Reverse Activation of Migration, or RAM, screening technology; and preclinical studies and clinical trials of our product candidates. We expense all research and development expenses as they are incurred. These expenses consist primarily of salaries and related benefits, including stock-based compensation, third-party contract costs relating to research, formulation, manufacturing, preclinical study and clinical trial activities, laboratory consumables and allocated facility costs.

At any given time, we have several active research and drug discovery projects. Our internal resources, employees and infrastructure are not directly tied to any individual research or drug discovery project and are typically deployed across multiple projects. Due to the number of ongoing projects and our ability to utilize resources across multiple projects, we do not maintain information regarding costs incurred for our research and drug discovery programs on a project specific basis.

The following table summarizes our research and development expenses for each of the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007. The project specific expenses summarized in the following table reflect costs directly attributable to our clinical development candidates and preclinical candidates nominated and selected for further development. Such project specific expenses include third-party contract costs relating to formulation, manufacturing, preclinical studies and clinical trial activities. We do not allocate preclinical and clinical salaries, benefits or indirect costs to our development candidates and we have included such costs in “Preclinical and clinical support.” All remaining research and development expenses are reflected in “Research and drug discovery.” Such expenses include employee salaries and related benefits, including stock-based compensation, consulting and contracted services to supplement our in-house laboratory activities, laboratory consumables and allocated facility costs associated with these earlier stage programs.

	Year Ended December 31,			Nine Months Ended September 30,
Development Candidate	2004	2005	2006	2006	2007

Traficet-EN (CCR9)	$3,032	$8,667	$7,932	$5,498	$7,495
CCX140 (CCR2 2G)	—	—	—	—	1,549
CCX354 (CCR1)	—	—	—	—	621
CCX915	—	1,581	411	411	—
Preclinical and clinical support	223	1,123	1,787	1,312	2,409
Research and drug discovery	11,182	13,541	11,816	8,267	11,259

Total research and development	$14,437	$24,912	$21,946	$15,488	$23,333

We expect our research and development expenses to increase as we advance our development programs further and into the clinic. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. We or our partners may never succeed in achieving marketing approval for any of our product candidates. The probability of success for each product candidate may be affected by numerous factors, including preclinical data, clinical data, licensing costs, competition, manufacturing capability and commercial viability. For the product options covered under our strategic alliance with GSK for which we receive milestone payments, we are responsible for development of product candidates through proof-of-concept, after which time GSK has an option to an exclusive worldwide license on a compound by compound basis. Our strategy includes entering into additional partnerships with third parties for the development and commercialization of some of our product candidates. To the extent that third parties have control over preclinical development or clinical trials for some of our product candidates, we will be dependent upon their efforts for the progress of such product candidates.

Most of our product development programs are at an early stage; therefore, the successful development of our product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict for each project. Given the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of the current or future clinical trials of our product candidates or if, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as ongoing assessment as to each product candidate’s commercial potential. However, we will need to raise additional capital in the future in order to complete the development and commercialization of Traficet-EN following the submission of new drug applications and to fund the development and commercialization of our other product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation and travel expenses, in executive, finance, business and corporate development and other administrative functions. Other general and administrative expenses include allocated facility-related costs not otherwise included in research and development expenses, legal costs of pursuing patent protection of our intellectual property, and professional fees for auditing, tax, and legal services. We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a public company. These public company related increases will likely include legal fees, accounting fees, directors’ and officers’ liability insurance premiums and investor and public relations related fees.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our consolidated financial statements as well as the reported revenues and expenses during the reported periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the Notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies relating to revenue recognition, clinical trial accruals and related expenses and stock-based compensation are important to understanding and evaluating our reported financial results.

Revenue Recognition

We receive cash from our collaborations and government contracts and grants. We recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104, and the Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Revenue is recognized when the following criteria have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred and risk of loss has passed;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectibility is reasonably assured.

As a result, we recognize revenue when the work is performed or the expenses are incurred. Any amounts received in advance of performance are recorded as deferred revenue until earned.

Under collaboration agreements, we may receive payments for non-refundable up-front fees, research and development work, milestone payments and royalties. In assessing the appropriate revenue recognition related to a collaboration agreement, we first determine whether an arrangement includes multiple elements, such as nonrefundable up-front fees, research and development work and milestone payments. Up-front payments generally are not separable from the activity of providing research and development services because the up-front fee does not have stand-alone value separate from the research and development services provided. Accordingly, revenue from up-front payments is recognized on a straight-line basis over the contractual or estimated performance period, which is consistent with the estimated term of the research and development obligations covered under the collaboration agreement. We periodically review the basis for our estimates, and we may change the estimates if circumstances change. In the event our estimates change, the amortization of the up-front payment is adjusted prospectively. These changes can significantly increase or decrease the amount of revenue recognized. To date, we have not experienced significant changes to our estimates, other than our early termination of the Forest Agreement in December 2005.

In addition to up-front payments and research and development funding, we may also be entitled to milestone payments that are contingent upon our achieving a predefined objective. Milestone payments are recorded as revenue upon achievement if the milestone is determined to be substantive. A milestone is considered substantive if the achievement of the objective was at risk, represents the culmination of an earnings event, substantive effort was involved in achieving the milestone and the amount of the payment was negotiated when we entered into the collaboration agreement.

As we apply our policy to our collaboration arrangements, we make judgments which affect the pattern of revenue recognition. For instance, in our arrangement with GSK, we granted GSK exclusive options to license up to six product candidates that target four defined chemokine and chemo-attractant receptors and agreed to provide research and development services. We are recognizing revenue over the estimated period of our performance of the research and development services, which we currently estimate to be December 2011—the expected completion date of the proof-of-concept trial for the last of the four targets to be developed. To date, we have not experienced significant changes in our estimate.

Clinical Trial Accruals and Related Expenses

We accrue and expense costs for clinical trial activities performed by third parties, including clinical research organizations, or CROs, and clinical investigators, based upon estimates made as of the reporting date of the work completed over the life of the individual study in accordance with agreements established with CROs and clinical trial sites. Some CROs invoice us on a monthly basis, while others invoice upon milestones achieved and the expense is recorded as services are rendered. We determine the estimates of clinical activities incurred at the end of each reporting period through discussion with internal personnel and outside service providers as to the progress or stage of completion of trials or services, as of the end of each reporting period, pursuant to contracts with numerous clinical trial centers and CROs and the agreed upon fee to be paid for such services. The significant factors considered in estimating accruals include the number of patients enrolled and the percentage of work completed to date. Costs of setting up clinical trial sites for participation in the trials that are paid for in advance are expensed over the estimated set-up period. While the set-up periods vary from one arrangement to another, such set-up periods generally take from two to six months. Such set-up activities include clinical site identification, local ethics committee submissions, regulatory submissions, clinical investigator kick-off meetings and pre-study site visits. Clinical trial site costs related to patient enrollments are accrued as patients are entered into the trial.

To date, we have not experienced significant changes in our estimates of clinical trial accruals after a reporting period. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, including the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, or FIN No. 44, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123. In accordance with APB 25, stock-based compensation was calculated using the intrinsic value method and represented the difference between the deemed per share market price of the stock and the per share exercise price of the stock option, if any. Any resulting stock-based compensation was deferred and amortized to expense over the grant’s vesting period. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options.

Effective January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment, or SFAS 123R, which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We elected to adopt SFAS 123R under the modified prospective method and calculate the fair value of the stock option grants using the Black-Scholes option pricing model. Under the modified prospective method, the fair values of new and previously granted but unvested stock options are recognized as compensation expense in the statement of operations over the related vesting periods, and prior period results are not restated. For options granted prior to January 1, 2006 and valued in accordance with SFAS 123, we used the single option method for expense attribution and recognized option forfeitures as they occurred. For options granted after January 1, 2006 and valued in accordance with SFAS 123R, we also use the single option method for expense attribution and now estimate forfeitures and only recognize expense for those shares expected to vest.

We account for equity instruments issued to non-employees in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services, or EITF 96-18, which requires that these equity instruments be recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. As a result, the non-cash charge to operations for non-employee stock options with vesting criteria is affected each reporting period by changes in the fair value of our common stock.

We recorded non-cash stock-based compensation expense under SFAS 123R and EITF 96-18 for employee and non-employee stock option grants of $401,000 during 2006 and $573,000 during the nine months ended September 30, 2007. At December 31, 2006 and September 30, 2007, we had $828,000 and $1.5 million, respectively, of total unrecognized compensation expense, net of estimated forfeitures, related to stock option plans that will be recognized over a weighted-average period of 1.22 years and 1.23 years, respectively. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

Our board of directors, with the assistance of management, performed fair value analyses for the valuation of our common stock as of December 2005, June 2006, September 2006 and September 2007. For grants made on dates for which there was no contemporaneous valuation to utilize in setting the fair value of our common stock, and given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock on the date of grant based on several factors, including:

•	important developments in our operations, most significantly related to the clinical development of our lead product candidate, Traficet-EN;

•	equity market conditions affecting comparable public companies;

•	the price, rights, preferences and privileges of our preferred stock;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of us, given prevailing market conditions; and

•	that the grants involved illiquid securities in a private company.

In determining the fair value of our common stock, we used a combination of the market multiple approach and the initial public offering, or IPO, value approach to estimate the enterprise value of our company. The per share common stock value was estimated by allocating the enterprise value using the probability-weighted expected return method, or PWERM, at each valuation date: December 2005, June 2006, September 2006 and September 2007. The December 2005 valuation was prepared on a retrospective basis, while the June 2006, September 2006 and September 2007 valuations were prepared on a contemporaneous basis.

The market multiple approach estimates the value of a business by comparing a company to similar publicly-traded companies. When selecting the comparable companies to be used for the market multiple approach, we focused on companies within the biopharmaceutical industry. Some of the specific criteria used to select the comparable companies included those discovering and developing small molecule drugs in the therapeutic areas of autoimmune or inflammatory disorders and cancer and whose product pipeline was comprised of lead candidates in a precommercial stage and/or pre-Phase III clinical development. The mix of comparable companies was reviewed at each valuation date to assess whether to add or delete companies; however, following each review, the comparable companies remained largely unchanged from those used in the prior valuation analysis.

A group of comparable publicly-traded companies is selected and market multiples are calculated using each company’s stock price and other financial data. An estimate of value for our company is completed by applying selected market multiples to our financial results. When applying the market approach, it is common to analyze market multiples based on forecasted financial results for both the comparable companies and the subject company. Given that we are several years away from generating product revenue and we were unable to develop reliable long-term forecasts, our analysis applied the market approach based on our research and development spending results, which was deemed to be the most relevant financial measure.

The IPO value approach estimates the value of a business by estimating a future IPO value based on the median of pre-money valuations of biopharmaceutical IPOs of similar stage over approximately the preceeding two to three year period, discounted to the present value (as further discussed below in each valuation discussion). As we moved closer to an anticipated IPO, we continued to lower the discount rate as the perceived risk of an IPO was reduced. Given that both the market-comparable approach and the IPO value approach provide relevant estimates of fair value, which did not differ significantly, we applied equal weighting to each of these approaches to determine an initial estimated enterprise value. The initial estimated enterprise value was then subjected to the PWERM which derived the per share value utilizing a probability weighted scenario analysis.

Under the PWERM approach, the per share value is estimated based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. The PWERM estimates the common stock value to our stockholders under each of four possible future scenarios—IPO, sale, stay private and liquidation. The per share value under each scenario was then probability weighted and the resulting weighted values per share were summed to determine the fair value per share of our common stock. In the liquidation, sale and stay private scenarios, the per share value was allocated taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the AICPA Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. In the IPO scenario, it was assumed that all outstanding shares of our convertible preferred stock would convert into common stock. Over time, as we achieved certain company related milestones, the probability of each scenario was adjusted accordingly, with the probability of a liquidity event such as an IPO or sale increasing from 10-15% and 5-10%, respectively, in December 2005 to 55-60% and 5-10%, respectively, in September 2007 while the probability of remaining a private company or liquidating decreased accordingly from 40-45% and 35%-40% in December 2005 to 25%-30% and 5-10% in September 2007. In addition, our abandoned IPO in 2005 influenced the probability weighting.

We also considered the fact that our stockholders cannot freely trade our common stock in the public markets. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

In the contemporaneous and retrospective valuations used to establish the fair value of our common stock, the non-marketability discount was 30% in December 2005 and decreased over time to 26% in September 2007. However, as the IPO scenario did not include a non-marketability discount, the effect of the non-marketability discount on the valuation declined over time from a weighted non-marketability discount of 26% in December 2005 to 11% in September 2007 when weighted over the four possible scenarios.

There is inherent uncertainty in these forecasts and projections and if we had made different assumptions and estimates than those described above, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been materially different.

In connection with the preparation of our consolidated financial statements, we reassessed the fair value of our common stock for financial reporting purposes at interim dates between the contemporaneous valuations where there were stock option grants. For these interim periods we adjusted the fair value based on market conditions, progress made in our development programs and whether we achieved company milestones, when we deemed appropriate. During 2006 and the nine months ended September 30, 2007, we had a number of developments in our business that we believe contributed to increases in the fair value of our common stock as discussed below.

Common Stock Valuations

Information regarding our stock option grants to our employees and non-employees along with the exercise price, which equals the assessed fair value of the underlying common stock, and the reassessed fair value of the underlying common stock for stock options issued during 2006 and 2007 is summarized as follows:

Grant Date	Shares Subject to Options Granted	Exercise Price per Common Share		Fair Value per Common Share	Intrinsic Value per Common Share
February 9, 2006	556,500	$0.44	*	$1.00	$0.56
May 10, 2006	70,000	0.44	*	1.00	0.56
November 2, 2006	307,000	2.15		2.15	—
February 6, 2007 (unaudited)	546,000	2.15		2.15	—
May 3, 2007 (unaudited)	130,000	2.15		2.15	—
June 15, 2007 (unaudited)	90,000	2.15		2.15	—
August 7, 2007 (unaudited)	86,000	2.15		2.45	0.30

*	In October 2007, our board of directors approved an increase to the exercise price of the February 2006 and May 2006 stock option grants from $0.44 per share to $1.00 per share. We expect to record a future charge for the stock-based compensation expense related to the modification of approximately $250,000.

In July 2006, we conducted a retrospective valuation of our common stock as of December 31, 2005. The retrospective valuation used a risk-adjusted discount of 35%, a non-marketability discount of 30% and an estimated time to a liquidity event of 24 months. The expected outcomes were weighted more toward remaining as a private company (40-45%) and a liquidation scenario (35-40%) with lower weights for an IPO (10-15%) and a sale (5-10%). This retrospective valuation resulted in a reassessed fair value of $1.00 per share for our common stock as of December 31, 2005.

February and May 2006: We used the fair value of $1.00 per share for our common stock for the reassessed fair value for the stock option grants made in February and May 2006 due to the proximity of the grant date to the December 31, 2005 retrospective valuation and the progress of our development programs and financing efforts during the first five months of 2006. During this period, we prepared for and initiated a Phase II/III clinical trial for Traficet-EN, our most advanced clinical candidate, and completed our Phase I clinical trial for CCX915, our CCR2 antagonist which did not advance into Phase II clinical trials. In addition, we continued

marketing our Series C Preferred Stock offering. Due to the duration of our Series C Preferred Stock marketing efforts, we secured a short-term $9.0 million convertible loan. Although we made progress in our clinical development efforts, in light of the need to raise additional capital and in the absence of closing a private placement of equity securities or other source of funding, we did not adjust the reassessed fair value of $1.00 per share during this period.

June 2006: During this period, we raised approximately $17.7 million through a Series C Preferred Stock offering priced at $3.50 per share. Although there were no option awards granted during this period, we conducted a contemporaneous valuation analysis following our Series C Preferred Stock offering. This valuation resulted in the estimated fair value of our common stock as of June 30, 2006 of $1.60 per share.

September 2006: In August 2006, we entered into a development and commercialization agreement with GSK which included a payment of $63.5 million, comprised of a $38.5 million up-front fee and a $25.0 million investment in our Series D Preferred Stock at $3.85 per share. Although there were no option awards granted during this period, the GSK Agreement constituted a significant change in our business and financial position, and we therefore conducted a contemporaneous valuation analysis. The valuation used a risk-adjusted discount of 25%, a non-marketability discount of 26% and an estimated time to a liquidity event of 12-18 months. The expected outcomes were weighted more toward an IPO (45-50%), with lower weights for remaining private (30-35%) and liquidation (10-15%), and with the lowest weight given to a sale (5-10%). This valuation indicated a fair value of $2.15 per share for our common stock.

November 2006, February 2007, May 2007 and June 2007: During this period, we continued to enroll patients in the Phase II/III clinical trial for Traficet-EN. However, during this period, we replaced our CRO and transitioned the services and management of active clinical sites to another provider, which caused a temporary delay in enrollment and advancement of this trial. As a result, we do not expect data from this trial to be available until approximately the third quarter of 2008. There were no material changes to our business, and therefore we did not adjust the fair value of our common stock as of November 2006, February 2007, May 2007 and June 2007.

August 2007: During this period, we continued to enroll patients in our Phase II/III clinical trial for Traficet-EN, prepared for the initiation of a Phase II proof-of-concept trial of Traficet-EN in celiac disease and advanced our pipeline product candidates further toward the clinic. Nearly a year had lapsed since the last valuation was conducted, therefore we conducted a contemporaneous valuation as of September 2007. At that time, our board of directors had not approved moving forward with an IPO. The valuation used a risk-adjusted discount of 22%, a non-marketability discount of 26% and an estimated time to a liquidity event of 12 months. The expected outcomes were weighted more toward an IPO (55-60%), with a lower weight for remaining private (25-30%) and with the lowest weights given to liquidation (5-10%) and a sale (5-10%). This valuation indicated a fair value of $2.45 per share for our common stock.

Net Operating Loss Carryforwards

As of December 31, 2006, we had net operating loss and research and development tax credit carryforwards for federal income tax purposes of approximately $64.9 million and $2.4 million, respectively. These federal net operating loss and tax credit carryforwards will expire at various dates beginning in 2013 if not utilized. We also had net operating loss and research and development tax credit carryforwards for state income tax purposes of approximately $52.9 million and $1.5 million respectively. These state net operating loss carryforwards will expire at various dates beginning in 2008 if not utilized. These state research and development tax credits can be carried forward indefinitely. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credits before they can be used. For this reason, we have recorded a valuation allowance for the full amount of the portion of the deferred tax asset related to our net operating loss and research and development tax credit carryforwards.

Results of Operations

Comparison of Nine Months Ended September 30, 2006 and 2007

	Nine Months Ended September 30,		Change 2006 vs. 2007
	2006	2007	$	%
	(dollars in thousands)
Revenue	$4,306	$15,681	$11,375	264%
Research and development expenses	15,488	23,333	7,845	51%
General and administrative expenses	4,408	4,526	118	3%
Interest income	856	3,008	2,152	251%
Interest expense	136	67	(69)	(51)%
Income taxes	n/a	153	153	n/a

Revenue. We recognized revenues of $15.7 million for the nine months ended September 30, 2007 and $4.3 million in the same period in 2006. This increase was primarily due to revenues associated with our August 2006 strategic alliance with GSK.

Collaborative research and development revenue was $13.8 million for the nine months ended September 30, 2007 and $1.1 million in the same period in 2006. Included in 2007 revenue was $5.4 million in up-front fee amortization, $3.4 million in research funding and $5.0 million in milestones, all under our August 2006 strategic alliance with GSK. In 2006, the revenue under our GSK alliance included $601,000 in up-front fee amortization and $547,000 in research funding.

Grant revenue was $1.9 million and $3.2 million for the nine months ended September 30, 2007 and 2006, respectively. The decrease in grant revenue was due to the re-allocation of our resources to non-grant related programs. $1.6 million remains available under our NIAID grant through January 2008, the expiration date of the grant. If we are not successful in obtaining additional government grant awards, our grant revenue will cease in 2008.

Research and development expenses. Research and development expenses were $23.3 million for the nine months ended September 30, 2007 as compared to $15.5 million in the same period in 2006. Our research and drug discovery expenses increased by $3.0 million primarily reflecting our efforts to advance our pipeline programs toward the clinic, principally focused on our CCR1, CCR2 second generation and CCR9 second generation programs. Such expenses included lab consumables in support of our screening and scale-up activities and contract labor supporting that effort. In addition, Traficet-EN related expenses increased by $2.0 million primarily reflecting higher clinical investigator and CRO payments associated with the accrual of patient enrollment in our Phase II/III clinical trial. Further, CCX140 and CCX354 related expenses increased by $1.5 million and $621,000, respectively, primarily due to contracted preclinical toxicology studies and manufacturing activities following their nomination as candidates for further development.

General and administrative expenses. General and administrative expenses were $4.5 million in the nine months ended September 30, 2007, and $4.4 million for the same period in 2006.

Interest income. Interest income was $3.0 million in the nine months ended September 30, 2007 compared to $856,000 in the same period in 2006. This increase was a result of higher investment balances resulting from the net proceeds of our June 2006 private placement of Series C Preferred Stock, and proceeds from our private placement of Series D Preferred Stock and up-front fees received in connection with our August 2006 strategic alliance with GSK.

Interest expense. Interest expense was $67,000 in the nine months ended September 30, 2007 compared to $136,000 in the same period in 2006. This decrease was due to the conversion of an April 2006 promissory note into Series C and D Preferred Stock.

Income taxes. Income taxes were $153,000 in the nine months ended September 30, 2007. This taxable position resulted from an accounting versus tax timing difference relating to the revenue recognition of the $38.5 million up-front fee from the GSK alliance.

Comparison of Years Ended December 31, 2005 and 2006

	Year Ended December 31,		Change 2005 vs. 2006
	2005	2006	$	%
	(dollars in thousands)
Revenue	$12,219	$8,108	$(4,111)	(34)%
Research and development expenses	24,912	21,946	(2,966)	(12)%
General and administrative expenses	5,241	5,300	59	1%
Interest income	713	1,932	1,219	171%
Interest expense	47	138	91	194%

Revenue. We recognized revenues of $8.1 million in 2006 and $12.2 million in 2005. This decrease was attributable primarily to the termination of our collaboration agreement with Forest in December 2005, partially offset by revenue associated with our August 2006 strategic alliance with GSK.

Collaborative research and development revenue was $4.9 million in 2006 and $7.8 million in 2005. The revenue in 2006 was solely comprised of $2.4 million in up-front fee amortization and $2.5 million in research funding from our August 2006 strategic alliance with GSK. The $7.8 million in 2005 revenue was attributable to our collaboration with Forest, which was terminated in December 2005. Such revenue was comprised of $3.6 million in research funding, $210,000 in termination fees and $4.2 million in up-front fee amortization, reflecting the full recognition of the remaining deferred revenue balance associated with the initial license fee under the collaboration with Forest.

Grant revenue was $3.2 million in 2006 and $4.4 million in 2005. This decrease was due to the re-allocation of resources to non-grant related programs.

Research and development expenses. Research and development expenses were $21.9 million in 2006 compared to $24.9 million in 2005. Our research and drug discovery expenses decreased by $1.7 million due to the inclusion of 2005 expenses related to the preparatory activities associated with the investigational new drug, or IND, filing for CCX915, our first generation CCR2 product candidate. Such expenses included lab consumables in support of our screening and scale-up activities and contract labor supporting this effort. In addition, CCX915 direct expenses decreased by $1.2 million due to the timing of manufacturing and requisite toxicology studies in support of an IND filing with the FDA for this product candidate. Also, Traficet-EN direct expenses decreased by $735,000 primarily due to a manufacturing campaign for the same. Partially offsetting these decreases was a $664,000 increase in preclinical and clinical support reflective of headcount additions in clinical operations.

General and administrative expenses. General and administrative expenses were $5.3 million in 2006 and $5.2 million in 2005.

Interest income. Interest income was $1.9 million in 2006 and $713,000 in 2005. The increase was a result of higher investment balances, resulting from the net proceeds of our June 2006 private placement of Series C Preferred Stock, and proceeds from our private placement of Series D Preferred Stock and up-front fees received in connection with our August 2006 strategic alliance with GSK.

Interest expense. Interest expense was $138,000 in 2006 and $47,000 in 2005. This increase was due to the accrual of interest on a promissory note issued in April 2006, which was later converted into Series C and D Preferred Stock.

Comparison of Years Ended December 31, 2004 and 2005

	Year Ended December 31,		Change 2004 vs. 2005
	2004	2005	$	%
	(in thousands)
Revenue	$6,652	$12,219	$5,567	84%
Research and development expenses	14,437	24,912	10,475	73%
General and administrative expenses	3,431	5,241	1,810	53%
Interest income	340	713	373	110%
Interest expense	75	47	(28)	(37)%

Revenue. We recognized revenues of $12.2 million in 2005 compared to $6.7 million in 2004. This increase was attributable primarily to recognition of revenue associated with the termination of our collaboration with Forest in December 2005 and the allocation of greater resources to government grants and contracts.

Collaborative research and development revenue was $7.8 million in 2005 and $3.9 million in 2004, all of which was related to our collaboration with Forest. The increase was primarily related to termination fees and higher up-front fee amortization which reflected the full recognition of the remaining deferred revenue balance following the termination of the Forest collaboration in December 2005.

Grant revenue was $4.4 million in 2005 and $2.8 million in 2004. The increase in 2005 was a result of the allocation of greater resources to the NIAID grant researching chemokine adjuvants for biothreat pathogen vaccines.

Research and development expenses. Research and development expenses were $24.9 million in 2005 and $14.4 million in 2004. Our research and drug discovery expenses increased by $2.4 million in 2005 primarily due to increased headcount associated with the expansion of our chemistry department and the inclusion of 2005 expenses related to the preparatory activities associated with the IND filing of CCX915. Such expenses included lab consumables in support of our screening and scale-up activities and contract labor supporting this effort. In addition, Traficet-EN direct expenses increased by $5.6 million reflecting a full year’s expense of our Phase IIa clinical trial, start-up expenses associated with our PROTECT-1 clinical trial as well as a manufacturing campaign for the same. Direct expenses for CCX915 increased by $1.6 million due to manufacturing and requisite toxicology studies in support of an IND filing with the FDA for this product candidate. Lastly, preclinical and clinical support increased by $900,000, primarily reflecting increased headcount, including the hiring of a Vice President, Medical and Clinical Affairs in 2005.

General and administrative expenses. General and administrative expenses were $5.2 million in 2005 and $3.4 million in 2004. This increase was primarily a result of higher legal and financial professional fees associated with a prospective financing that was later abandoned.

Interest income. Interest income was $713,000 in 2005 and $340,000 in 2004. This increase was due to higher investment balances as a result of the net proceeds received in connection with the May 2004 and June 2004 private placement of Series B Preferred Stock.

Interest expense. Interest expense was $47,000 in 2005 and $75,000 in 2004. This decrease was due to lower debt balances in 2005.

Liquidity and Capital Resources

The following table shows a summary of our cash flows for the periods indicated.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
				(unaudited)
Cash provided by (used in)
Operating activities	$(6,939)	$(18,062)	$21,297	$26,072	$(8,655)
Investing activities	(24,460)	18,387	(78,374)	(69,699)	37,538
Financing activities	37,019	(112)	46,451	46,497	2,110

Net cash provided by (used in) operating activities. Net cash used in operating activities was $8.7 million for the nine months ended September 30, 2007, compared to net cash provided by operations of $26.1 million for the same period in 2006. This decrease in cash provided by operations was primarily due to the August 2006 receipt of the $38.5 million up-front fee related to our GSK collaboration, partially offset by a lower net loss in 2007 driven by $13.8 million in GSK-related revenue. Such revenue compares to $1.1 million recognized in the same period last year. The GSK agreement was not entered into until August 2006.

Net cash provided by operations was $21.3 million for the year ended December 31, 2006, compared to net cash used in operations of $18.1 million in 2005. This increase in net cash provided by operations was principally due to a higher deferred revenue balance resulting from the $38.5 million up-front payment received in connection with our August 2006 strategic alliance with GSK, partially offset by an increase in accounts payable.

Net cash used in operations was $18.1 million for the year ended December 31, 2005, compared to $6.9 million in 2004. This increase in cash utilization was primarily due to our increased net loss driven by the clinical advancement and manufacturing activities related to Traficet-EN and CCX915 and changes in working capital.

Net cash provided by (used in) investing activities. Net cash used in or provided by investing activities for all reported periods relate to the purchase, sale and maturity of short-term investments used to fund the day-to-day needs of our business. For the year ended December 31, 2004, net cash used in investing activities included such transactions related to our short-term investments and included the funding of a note receivable from a related party of $750,000.

Net cash provided by (used in) financing activities. Net cash provided by financing activities was $2.1 million for the nine months ended September 30, 2007, compared to $46.5 million for the same period in 2006. This decrease was primarily due to the $9.0 million in proceeds from the issuance of a convertible note in April 2006 and $37.7 million in net proceeds from the June 2006 and August 2006 private placements of our Series C and Series D Preferred Stock, respectively.

Net cash provided by financing activities was $46.5 million for the year ended December 31, 2006, compared to cash used in financing activities of $112,000 in 2005. The increase in cash provided by financing activities was due to $9.0 million in proceeds from the issuance of a convertible note in April 2006 and $37.7 million in net proceeds from the 2006 private placements of our Series C and Series D Preferred Stock.

Net cash used in financing activities was $112,000 for the year ended December 31, 2005, compared to net cash provided by financing activities of $37.0 million in 2004. The decrease in cash provided by financing activities was due to $37.2 million in net proceeds from the 2004 private placement of our Series B Preferred Stock.

As of September 30, 2007, we had approximately $74.0 million in cash, cash equivalents and investments, reflecting the decrease of $8.2 million in cash and investments during the nine months then ended. We believe that our existing cash, cash equivalents and investments as of September 30, 2007 and anticipated research and development funding under our August 2006 GSK collaboration will be sufficient to meet our anticipated cash requirements into 2009. Due to the multiple product exercise options under the GSK agreement and the fact that most options are not expected to occur within the next 12 months, such option fees are not included in our cash reserve projection.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the achievement of milestones under our August 2006 strategic alliance with GSK;

•	the terms and timing of any other collaborative, licensing, government and other arrangements that we may establish;

•	the initiation, progress, timing and completion of preclinical studies and clinical trials for our product candidates and potential product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the progress, costs and results of our clinical trials;

•	the outcome, timing and cost of regulatory approvals;

•	delays that may be caused by changing regulatory requirements;

•	the cost and timing of hiring new employees to support our continued growth;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

•	the costs and timing of procuring clinical and commercial supplies of our product candidates;

•	the costs and timing of establishing sales, marketing and distribution capabilities; and

•	the extent to which we acquire or invest in businesses, products or technologies.

Contractual Obligations and Commitments

The following is a summary of our long-term contractual cash obligations as of December 31, 2006.

	Payments Due by Period
	Total	Less than One Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in thousands)
Contractual Obligations
Operating lease(1)	$6,074	$754	$1,536	$1,653	$2,131
Equipment financing obligations (including interest)(2)	2,270	381	1,116	773	—

Total contractual obligations	$8,344	$1,135	$2,652	$2,426	$2,131

(1)	We lease our facility in Mountain View, California. The lease expires in 2014.
(2)	In February 2007, we entered into a $2.5 million equipment financing agreement with Silicon Valley Bank that expires on December 31, 2007. Through September 30, 2007, we have drawn $1.9 million under this agreement. The related loan agreements under this credit facility are repaid over 42-48 months and secured by the underlying assets. Interest rates are fixed at the time of drawdown, with effective rates ranging from 8.1% to 8.5%.

We enter into contracts in the normal course of business with CROs for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments. Based on contractual agreements with our CROs associated with ongoing clinical trials, we expect expense obligations for professional services under such contracts of approximately $5.0 million to $6.0 million for the year ending December 31, 2008. Actual expenses may differ from these estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us effective January 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact that SFAS 159 will have on our consolidated financial statements.

In June 2007, the EITF of the FASB reached a consensus on EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities, or EITF 07-03. Under EITF 07-03, nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or services are performed. EITF 07-03 requires that if a company’s expectations change such that it does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-03 is effective for new contracts entered into beginning January 1, 2008. We have not yet determined the impact that EITF 07-03 will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure About Market Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve principal while at the same time maximizing the income we receive from our marketable securities without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the marketable securities to fluctuate. To minimize the risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and corporate obligations. Because of the short-term maturities of our cash equivalents and marketable securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our marketable securities.

BUSINESS

Overview

ChemoCentryx is focused exclusively on the discovery, development and commercialization of orally-administered small molecule therapeutics that target chemokine receptors and related chemo-attractant receptors. The chemokine system is a complex network of molecules that regulates cell migration and directs and coordinates the inflammatory immune response. We believe we have established one of the broadest pipelines of chemokine-based therapeutics in the biopharmaceutical industry based upon our pioneering insight into the central role played by the chemokine system in a variety of diseases including autoimmune and inflammatory disorders as well as certain cancers. We have also created technologies that we believe will allow us to discover and develop product candidates that target certain elements of this system. Each of our product candidates is designed to target a specific chemokine or chemo-attractant receptor, thereby selectively blocking the chemokines that are primarily responsible for the inappropriate immune response in a given disease.

Our approach is designed to discover, develop and commercialize therapeutics that provide distinct advantages over currently marketed therapies in our disease areas of focus. These advantages include:

•

Improved safety profile. Existing treatments for autoimmune and inflammatory diseases tend to suppress the entire immune system which can lead to dangerous safety consequences. Our product candidates are designed to selectively target only those chemokine-chemokine receptor interactions involved in a specific disease, rather than broadly suppressing the body’s immune system.

•

Convenient dosing and improved patient compliance. Unlike many marketed therapeutics for autoimmune diseases, inflammatory disorders and cancer, which are administered via injection or infusion, all of our current product candidates are designed to be administered orally.

•

Lower production costs. Unlike biologic therapeutics, which tend to be expensive to produce, all of our current product candidates are small molecules, which are typically less expensive to manufacture.

Since we were founded in 1997, we have used our proprietary platform and our expertise to discover and develop several clinical and preclinical product candidates which target different chemokine and chemo-attractant receptors. Our lead product candidate, Traficet-EN targeting the CCR9 chemokine receptor, is in a Phase II/III clinical trial for the treatment of patients with moderate-to-severe Crohn’s disease as well as a Phase II clinical trial for the treatment of patients with celiac disease. We have a second product candidate, CCX140, which targets the CCR2 chemokine receptor, being studied in a Phase I single-dose escalation clinical trial. In addition, we have four programs in lead optimization targeting chemokine receptors and chemo-attractant receptors, two of which are in advanced preclinical development. Of our preclinical programs, we expect our CCX354 product candidate, which targets the CCR1 chemokine receptor, to enter a Phase I clinical trial in the first half of 2008 and our CCX807 product candidate, a second generation CCR9 antagonist, to enter a Phase I clinical trial in the second half of 2008. We recently initiated the first Phase I clinical trial for CCX140 in Switzerland, after receiving ethics committee and regulatory approvals from the appropriate authorities. Upon completion of this trial, we plan to file an investigational new drug application, or IND, in the U.S. Subsequently, we plan to conduct the Phase II clinical trials for CCX140 in the U.S. and Europe. With respect to our CCX354 and CCX807 programs, we are currently evaluating various options regarding vendors and their locations for the Phase I clinical trials. Our purpose-built suite of proprietary drug discovery technologies, called EnabaLink, will allow us to continue to identify and develop therapeutics that we believe are highly potent and selective for an intended chemokine or chemo-attractant receptor. We have also developed a comprehensive functional map of the known receptor-ligand relationships and biological activities of the chemokine system, which allows us to better understand the role of chemokines and chemokine receptors in a given disease.

Our Product Candidate Pipeline

Based on our proprietary technology and drug discovery expertise, we have internally developed the following pipeline of product development candidates.

ChemoCentryx Product Pipeline
Target Receptor* (Product Candidate)	Target Indication	Status**
CCR9 (Traficet-EN)	Crohn’s disease (induction and maintenance)	Phase II/III clinical trial ongoing; completion of the induction phase expected in third quarter of 2008; completion of the maintenance phase expected in 2009
	Celiac disease	Phase II clinical trial ongoing; expected completion in second half of 2008
	Ulcerative colitis	Phase II clinical trial under evaluation
CCR9 (CCX807) 2nd Generation CCR9 Antagonist	Gastrointestinal diseases	Initiation of Phase I clinical trial planned for second half of 2008
CCR2 (CCX140)	Vascular restenosis, multiple sclerosis and other inflammatory diseases	Phase I clinical trial ongoing; expected completion at end of 2008
CCR1 (CCX354)	Rheumatoid arthritis	Initiation of Phase I clinical trial planned for first half of 2008; completion of Phase I program planned for end of 2008
C5aR	Age-related macular degeneration, rheumatoid arthritis and systemic lupus erythematosus	Lead optimization ongoing
CXCR7	Various cancers	Lead optimization ongoing
CCR5 CCR10 CCR12 CXCR2 CXCR4 Others	Various inflammatory or viral diseases	Hits-to-leads

*	Our work with respect to the CCR9, CCR1 and C5a receptors are currently part of our alliance with GSK.
**	The Phase II/III clinical trial for Traficet-EN is being performed in more than 100 centers in 17 countries, and include 12 countries in western and eastern Europe, Israel, South Africa, Brazil, Canada and Australia. Our Phase II clinical trial for the treatment of patients with celiac disease is being conducted in Finland and we are considering various location options for our Phase II clinical trial currently under evaluation for patients with ulcerative colitis. In January 2008, we initiated the first Phase I clinical trial for CCX140 in Switzerland. With respect to our CCX354 and CCX807 programs, we are currently evaluating various options for the Phase I clinical trials and have not reached a decision regarding the location for any such trials.

Traficet-EN

Our lead product candidate, Traficet-EN, is currently in a Phase II/III clinical trial for the treatment of patients with moderate-to-severe Crohn’s disease. Crohn’s disease is a chronic inflammatory condition of the gastrointestinal tract. According to Datamonitor, Crohn’s disease affected an estimated 672,000 people in the U.S., Western Europe and Japan in 2006. Crohn’s disease, according to the CCFA, can occur at any age, but is more often diagnosed in people between the ages of 15 and 35, and requires lifelong treatment. Crohn’s disease patients suffer from considerable lifestyle disruption due to the disease’s debilitating effects including abdominal pain, diarrhea and anemia as well as the adverse effects of medical treatments.

There is no known cure for Crohn’s disease and existing treatments have varying levels of efficacy, can be expensive, are frequently inconvenient to administer and may have significant side effects. According to Datamonitor, approximately three-fourths of patients will require surgery, but even with surgery, rates of disease recurrence are high, often leading to additional surgeries.

Traficet-EN is intended to control the inappropriate immune system response underlying Crohn’s disease by inhibiting the CCR9 chemokine receptor. In adults, CCR9 is a highly specific receptor expressed predominately by T-cells, a subset of the body’s immune cells that migrate selectively to the digestive tract. Studies have shown that when CCR9 or its chemokine ligand CCL25 (previously known as TECK) are over-expressed, the migration of T-cells to the small and large intestine causes persistent inflammation. CCR9 positive T-cells have been shown to play a role in Crohn’s disease as well as other inflammatory disorders that affect the gastrointestinal tract such as ulcerative colitis and celiac disease. We have completed six clinical trials to date, and have two ongoing clinical trials with Traficet-EN. These trials include five Phase I clinical trials of Traficet-EN among healthy volunteers to evaluate safety and pharmacokinetics with single-dose and multiple-dose administration. In those trials, Traficet-EN was well tolerated and was found to be appropriate for once- or twice-daily oral dosing. We subsequently conducted a 28-day Phase IIa clinical trial in 74 patients with moderate-to-severe Crohn’s disease, in which Traficet-EN was safe and well tolerated. Recognizing that the study size and duration were not designed to evaluate efficacy, we observed signs of clinical activity based on a reduction in the disease activity in Crohn’s disease patients treated with Traficet-EN. In 2006, we initiated a Phase II/III clinical trial, called PROTECT-1, to further assess the safety and efficacy of Traficet-EN for the induction of clinical response or remission in patients with moderate-to-severe Crohn’s disease. Following the completion of a 12-week induction phase during which all subjects will receive either a placebo or one of three doses of Traficet-EN and a four-week active treatment phase during which all subjects will receive doses of Traficet-EN, the study will include a separate 36-week phase to evaluate Traficet-EN’s utility as maintenance therapy for the response or remission in patients with Crohn’s disease, which will be assessed by re-randomizing all responders at the end of the active treatment period to either Traficet-EN or placebo. The primary endpoint of the induction phase of our PROTECT-1 clinical trial is to demonstrate a statistically significant 70-point decrease in the Crohn’s Disease Activity Index, or CDAI, in the Traficet-EN-treated group relative to placebo. CDAI is a research tool used for determining a patient’s level of disease activity and is the only measure regarded by regulatory agencies as an appropriate endpoint to assess the efficacy of a drug for the treatment of patients with Crohn’s disease. PROTECT-1 will enroll over 400 subjects and is designed to provide statistically significant evidence of efficacy, therefore, we characterize PROTECT-1 as a Phase II/III clinical trial.

As of January 7, 2008, a total of 310 subjects with moderate-to-severe Crohn’s disease have been enrolled into the induction phase (the first 12 weeks) of the PROTECT-1 clinical trial. Enrollment in the PROTECT-1 clinical trial induction phase is continuing until enrollment reaches approximately 420 patients. Of the 306 subjects, a total of 177 have thus far continued into the four-week active treatment phase of the PROTECT-1 clinical trial. Of these 177 subjects, a total of 144 subjects already have completed the four-week active treatment phase. Of these 144 subjects, 116 subjects had a drop in CDAI of at least 70 points or more. 114 subjects have thus far elected to continue and move into the maintenance phase (36 weeks) of the PROTECT-1 clinical trial.

The 12-week induction phase and 36-week maintenance phase of the PROTECT-1 clinical trial are double-blinded. As the trial is ongoing, no unblinded data are available for analysis at this time. However, during the

4-week active treatment phase which follows the induction phase, active treatment and all participants receive Traficet-EN. Therefore, changes in the CDAI scores for each subject from baseline (study entry) to the end of the active treatment phase were assessed without unblinding the results from the induction phase of the study.

Results (as of January 7, 2008) at the end of the 4-week active treatment phase, relative to baseline were as follows:

•	81% of all subjects had a CDAI score decrease of at least 70 points;

•	74% of all subjects had a CDAI score decrease of at least 100 points; and

•

45% of all subjects were in remission for Crohn’s disease. CDAI scores of 150 and below are associated with quiescent disease. If a Crohn’s disease patient achieves a CDAI score of 150 or below, the patient is considered to be in remission.

The mean reduction in CDAI score in the group of patients experiencing a clinical response was 187 points (baseline average of 327 versus 140 at the end of the active treatment phase).

Most Patients Completing Active Period are CDAI 70- and 100-Point Responders

% Patients

100% 80% 60% 40% 20% 0% 81%

116/144

19%

28/144

CDAI =70

Point Drop

CDAI <70

Point Drop

CDAI <70

Point Drop

100% 80% 60% 40% 20% 0% 81%

116/144

19%

28/144

81%

74%

45%

116/144

107/144

65/144

CDAI =70-Pt

Drop

CDAI =100-Pt

Drop

CDAI

Remission

We expect data from the induction phase to be available in the third quarter of 2008 and data from the maintenance phase to be available in 2009. We intend to use the results of this study in designing and implementing one or more Phase III pivotal trials to support a new drug application, or NDA, filing for Traficet-EN. We also initiated a Phase II proof-of-concept trial to evaluate the safety and efficacy of Traficet-EN in patients with celiac disease in October 2007. We are currently evaluating a Phase II clinical trial to explore the safety and efficacy of Traficet-EN in patients with ulcerative colitis.

Other Product Candidates

We have four programs in lead optimization targeting chemokine receptors and chemo-attractant receptors for the treatment of patients with inflammatory disorders, autoimmune diseases or cancer, two of which are in advanced preclinical development.

In January 2008, we initiated a Phase I clinical trial for CCX140, which targets the CCR2 receptor. CCR2 is known to be of central importance to inflammatory diseases of the cardiovascular system, and as such, we believe it will be an important therapeutic target in interventional cardiology. Studies have shown that CCR2 also plays a central role in multiple sclerosis, or MS, and metabolic diseases, such as type 2 diabetes. Based on the data from our preclinical studies to date, we believe that CCX140 has a favorable safety and pharmacokinetic profile. We plan to initially develop CCX140 for the treatment of one or more of these diseases.

In addition, in the first half of 2008, we plan to initiate a Phase I clinical trial for CCX354, which targets the CCR1 chemokine receptor. Synovial fluid from the joints of rheumatoid arthritis, or RA, patients contains high levels of CCR1 ligands. Blocking CCR1 is intended to suppress the infiltration of inflammatory cells into the arthritic joint space thereby reducing the inflammatory process and preventing subsequent joint destruction. A recent study demonstrated that inhibiting CCR1 resulted in favorable responses in patients with RA. Based on preclinical studies to date, we believe that CCX354 is highly potent, has a favorable pharmacokinetic profile, and has high affinity to the CCR1 chemokine receptor, without binding to any other chemokine receptors which may minimize off-target side effects.

We also expect to initiate a Phase I clinical trial in the second half of 2008 for our CCX807 product candidate, a second generation CCR9 antagonist. CCX807 has a distinct chemical structure from Traficet-EN, but has demonstrated similar properties to our lead product candidate, including high affinity and specificity to the CCR9 chemokine receptor and oral availability.

We are also conducting preclinical evaluation of a series of anticancer compounds that target the CXCR7 chemokine receptor. Our compounds are designed to selectively target this receptor, which is associated with tumor growth, with the aim of stopping cancer progression without affecting healthy cells. We plan to select a clinical candidate for this oncology program in 2008. In addition, we are evaluating a series of compounds that target the C5a chemo-attractant receptor, which is believed to play a role in age-related macular degeneration, or AMD, RA and systemic lupus erythematosus, or SLE, and other inflammatory disorders. We also have other compounds targeting novel chemokine receptors such as CCR5, CCR10, CCR12, CXCR2 and CXCR4 that we are evaluating for preclinical development.

GSK Strategic Alliance

In August 2006, we entered into a strategic alliance with Glaxo Group, Ltd., or GSK, an affiliate of GlaxoSmithKline. Under the terms of the agreement, we are responsible for the discovery and development of small molecule antagonists targeting four defined chemokine and chemo-attractant receptor targets through clinical proof-of-concept, at which point GSK will have exclusive options to license up to six product candidates (and their associated backup compounds) for further development and commercialization on a worldwide basis. The agreement encompasses Traficet-EN, a specific CCR9 antagonist which is currently being studied in our PROTECT-1 clinical trial of greater than 400 patients with moderate-to-severe Crohn’s disease. If GSK exercises its option to further develop and commercialize Traficet-EN, we would be entitled to receive an option exercise fee and would retain an option to co-develop and co-commercialize this product candidate in certain instances. Besides Traficet-EN, the agreement also includes small molecule programs targeting chemokine receptor CCR1, the chemo-attractant receptor C5a and a fourth selected chemo-attractant receptor. Upon exercising the option to a non-CCR9 collaboration program, GSK would subsequently be solely responsible for all clinical development and commercialization expenditures worldwide. Our proprietary programs around CCR2, CXCR7 or any other receptors are not part of the GSK collaboration. During the first contract year of this collaboration, we received approximately $73.5 million, consisting of up-front and milestone payments, an equity investment and research funding.

Our Drug Discovery Expertise and Technologies

We are focused exclusively on the discovery, development and commercialization of small molecule therapeutics that target the chemokine network. We were founded by and are led by Dr. Thomas J. Schall, who participated in some of the earliest discoveries of chemokine system function and its activities. Dr. Schall cloned one of the first chemokines to be discovered, and provided some of the earliest data for the existence of the previously unknown family of molecules which later came to be called chemokines. Dr. Schall’s laboratories have been responsible for the discovery or co-discovery of almost one-third of all known chemokine receptors. We have an experienced team of scientists who provide us with both unique insights into chemokine-based drug discovery, as well as an in-depth understanding of medicinal chemistry and drug development.

To better understand the chemokine system and to accelerate the identification of small molecule leads that can then be developed into product candidates, we have developed a suite of proprietary technologies, known as EnabaLink. We believe these technologies provide us with a distinct advantage in the rapid identification of highly specific product candidates. We have developed a comprehensive functional map of the known receptor-ligand relationships and biological activities of the chemokine network, allowing us to better understand the role of chemokine and chemokine receptors in a given disease. In addition, we have developed a proprietary high throughput screening technology, known as Reverse Activation of Migration, or RAM, which is designed to markedly reduce or eliminate non-specific inhibitors and toxic inhibitors of cell migration, resulting in highly specific lead candidates. This technology allows us to screen against targets which are not accessible with traditional technologies, providing us with a competitive advantage in drug discovery. We have utilized EnabaLink in identifying and/or optimizing each of our development candidates and continue to apply these research tools in our early-stage drug discovery efforts.

Strategy

Our goal is to become the leader in the development and commercialization of chemokine-based therapeutics. Our strategy includes the following key elements:

•

Expand our Traficet-EN clinical program for the treatment of patients with Crohn’s disease and other related gastrointestinal disorders. Traficet-EN is currently in a Phase II/III clinical trial for the treatment of patients with moderate-to-severe Crohn’s disease and we expect results from the induction phase of this trial to be available in the third quarter of 2008. We are planning to conduct one or more Phase III pivotal trials to further support both the induction as well as the maintenance of clinical response or remission for Traficet-EN in support of marketing applications in the U.S. and abroad. We have also initiated a Phase II clinical trial to evaluate Traficet-EN in patients with celiac disease and are evaluating a Phase II clinical trial of Traficet-EN in ulcerative colitis.

•

Advance our preclinical chemokine programs, including our CCR2, CCR1 and second generation CCR9 programs, through early clinical development. In January 2008, we initiated the first Phase I clinical trial in Switzerland for CCX140, targeting the CCR2 chemokine receptor. We plan to initiate Phase I clinical trials for CCX354, targeting the CCR1 chemokine receptor, in the first half of 2008, and for CCX807, our second generation CCR9 antagonist, in the second half of 2008. We also plan to advance our development candidates targeting the CXCR7 chemokine receptor and the C5a chemo-attractant receptor. We will also explore new therapeutic applications for all of our product candidates.

•

Utilize our proprietary technologies and expertise in the chemokine system to generate new product candidates. We intend to use our EnabaLink suite of drug discovery technologies to develop additional product candidates for known and novel chemokine and chemo-attractant receptors, as well as to identify new chemokine receptor targets. In addition to our six clinical and preclinical programs, we have active discovery efforts that target both validated and novel chemokine and chemo-attractant receptors including CCR5, CCR10, CCR12, CXCR2 and CXCR4. To enable us to pursue all commercially attractive indications, we intend to develop a balanced portfolio of independent and partnered product candidates.

•

Retain commercial rights to sell our product candidates targeting specialty markets initially focusing on the U.S. As part of our strategic alliance with GSK, we retained an option to co-promote Traficet-EN to physician specialists in the U.S. if GSK exercises its option to license Traficet-EN. We also intend to retain commercial rights to our future product candidates which can be successfully marketed with a targeted commercial sales and marketing organization.

Focusing on the Chemokine System

Understanding Inflammation

The human immune system naturally serves to protect the body against a variety of infections and other illnesses. The immune system recognizes these threats as “foreign agents” and quickly mounts a defensive response. Inflammation is a key component of the immune response and serves as one line of defense to infection, irritation or injury. Inflammation involves a complex series of cellular events that rely on chemical messengers known as chemokines, or chemo-attractant cytokines, which send out signals to attract white blood cells, to the site of disease or injury. Chemokines bind to chemokine receptors found on the surface of certain white blood cells, and the specific combination of various chemokines and chemokine receptors serve to precisely coordinate the inflammatory response. These white blood cells are mobilized and work in concert to recognize, neutralize and eliminate the perceived threat.

While an immune response is beneficial and necessary to eliminate a foreign agent such as a virus or bacteria, in some people, the inflammatory immune response can be inappropriate. When inflammation is long-term, or chronic, and is directed at the body’s own tissues, this can result in various forms of autoimmune disease. Different autoimmune diseases tend to affect different tissues or organs. For example, in Crohn’s disease, a specific subset of inflammatory cells attack tissues predominantly in the digestive tract, while in MS, a different subset of inflammatory cells attack and destroy tissues in the central nervous system, or CNS. While the cause of autoimmune disorders is not known, we and others have demonstrated that the self-perpetuating, tissue-damaging inflammation associated with these conditions is in part characterized by the inappropriate activation of the chemokine system.

According to the National Institutes of Health, there are more than 80 clinically distinct autoimmune diseases which collectively affect as many as 23 million people in the U.S.

Currently, a variety of non-specific and broad-acting medications are commonly used to decrease the effects of inflammatory processes in an attempt to minimize the frequently irreversible damage that can occur to tissues and organs. Traditional approaches such as non-steroidal anti-inflammatory drugs, or NSAIDs, corticosteroids, methotrexate, cyclophosphamide and cyclosporine, can alleviate certain aspects of inflammation. Long-term use of these drugs has the potential to lead to significant side effects often requiring the discontinuation of such therapy. In recent years, tumor necrosis factor-alpha, or TNF-a, inhibitors have also become commonly used in the treatment of inflammatory and autoimmune diseases. TNF-a inhibitors serve as powerful immune system suppressants, but also have unintended consequences such as increased risk of infection which may preclude long-term use. In addition, TNF-a inhibitors are protein-based drugs that must be administered intravenously or subcutaneously, making them inconvenient for patients. Currently available treatments are non-specific. Thus, there remains an acute need for potent, safe, specific and active oral agents to block or inhibit the underlying processes driving the inflammatory activity at the root of autoimmune diseases.

Role of Chemokines in Inflammation

The chemokine system, including chemokines and related molecules known as chemo-attractants, directs inflammatory responses, serving to precisely coordinate immune system cell movement. The human chemokine network is made up of more than 50 known ligands, or chemokines, and approximately 30 identified receptors that bind the chemokines in various combinations. The major role of chemokines is to guide the migration of cells. Cells that are attracted by chemokines follow a signal of increasing chemokine concentration. Some chemokines control cells of the immune system during processes of immune surveillance, such as directing lymphocytes to the lymph nodes so they can screen for invasion of pathogens by interacting with antigen-presenting cells residing in these tissues. Other chemokines play roles in promoting angiogenesis (the growth of new blood vessels) or in guiding cells to tissues that provide specific signals critical for cellular maturation. Yet another group of chemokines are inflammatory and are released from a wide variety of infected or damaged cells in response to bacterial infection or other forms of tissue injuries.

Inappropriate activation of certain parts of the chemokine network is at the core of numerous autoimmune and inflammatory conditions. For example, in Crohn’s disease, over-expression of the chemokine CCL25 in the digestive tract or the chemokine receptor to which it binds, CCR9, is thought to selectively attract inflammatory cells to the digestive tract where they subsequently attack the tissue. As critical drivers of the inflammatory response, certain chemokines and their receptors present opportunities for the development of new therapies. By selectively blocking a given chemokine and chemokine receptor combination, and largely leaving other chemokine-chemokine receptor interactions unimpeded, we believe that even severe forms of chronic inflammation and autoimmunity can be treated in a safe and effective manner.

In addition to its central role in autoimmune and inflammatory conditions, the chemokine system plays an important function in other diseases. For example, parts of the chemokine network are involved in the establishment of viral diseases such as HIV infection and cancer. Tumors induce the expression of chemokines that are involved in promoting the growth of vascular tissue, providing a link to the chemokine system’s role in the establishment and spread of cancer. In particular, certain receptors in the CXC family, such as CXCR7 which can be detected in many human tumor tissues, may play a critical role in angiogenesis during tumor development.

Traficet-EN for Inflammatory Bowel Disease

Our most advanced product candidate, Traficet-EN, targets the chemokine receptor CCR9, and is in a Phase II/III clinical trial in patients with moderate-to-severe Crohn’s disease.

Understanding Crohn’s Disease

Inflammatory bowel disease refers to two diseases, Crohn’s disease and ulcerative colitis, both characterized by inflammation of the gastrointestinal tract. Both Crohn’s disease and ulcerative colitis are chronic and recurring autoimmune conditions. However, unlike ulcerative colitis which affects only the colon, Crohn’s disease can affect any area of the gastrointestinal tract, including the small intestine and colon. Researchers believe that these conditions occur when the body’s immune system becomes overreactive to microbes in the gastrointestinal tract, such as bacteria normally found in the intestines for digestion, and mount a destructive inflammatory response.

According to Datamonitor, Crohn’s disease is estimated to have affected 672,000 people in the U.S., Western Europe and Japan in 2006. Crohn’s disease, according to the CCFA, can occur at any age, but is more often diagnosed in people between the ages of 15 and 35 and requires lifelong treatment. Crohn’s disease is chronic; patients suffer periodic flares which are characterized by intense symptoms, interspersed with periods of remission where symptoms decrease or disappear. Symptoms can range from mild to severe and may include persistent diarrhea, abdominal pain, fever and rectal bleeding, as well as loss of appetite and subsequent weight loss. Crohn’s disease patients will experience ulcerations that penetrate deeply into the mucosal tissues that line the walls of the bowel. Crohn’s disease may involve the entire length of the gastrointestinal tract from the mouth to the anus, but the most typical areas affected are the small intestine and colon. Complications of Crohn’s disease include nutritional deficiencies and/or intestinal obstruction, blockage or fistula, which can cause complications that require surgical intervention.

Crohn’s disease represents a significant underserved clinical problem with high medical and economic costs and a large impact on quality of life. Healthcare costs are significant, as patients typically require daily drug therapy over many years to control symptoms and maintain remission, and a number of patients require multiple hospitalizations and, in some cases, surgeries over the course of their illness. In addition, currently available treatments for Crohn’s disease are often associated with adverse reactions that may require regular monitoring and impact patient compliance.

Patients with Crohn’s disease are typically referred to and treated by gastroenterologists. Prior to accurate diagnosis, the condition may go undiagnosed or misdiagnosed as a variety of gastrointestinal ailments. Crohn’s disease often mimics other conditions, and symptoms may vary widely, presenting challenges for an accurate diagnosis. Crohn’s disease is diagnosed through a colonoscopy, mucosal biopsy and small bowel x-ray to rule out other conditions such as ulcerative colitis to ascertain which parts of the digestive tract are involved and establish a baseline for monitoring treatment and management. The primary goals for drug therapy are to induce and maintain significant clinical improvement or remission, resulting in the reduction or elimination of active symptoms.

Limitations of Current Therapies

Today, there is no known cure for Crohn’s disease. In spite of a number of medications used in the treatment of Crohn’s disease, a study evaluating the prevalence of five-year Crohn’s disease activity courses from three to eight years after initial diagnosis shows that 25% of patients have active disease every year, while another 53% fluctuate between years in remission and years in relapse. Only 22% of patients experience long-term remissions. When medications can no longer control disease activity, patients have few or no options beyond surgery. An estimated 75% of Crohn’s disease patients, according to the CCFA, will require one or more hospitalizations or surgeries to repair a fistula or fissure, to remove an intestinal obstruction or to treat an intestinal abscess. According to a 2005 article in Digestion, a trade journal, an estimated 25 to 38% of patients require a second surgery within five years after the first, and about one-third of all patients who need a second surgery will require a third.

Current treatments for Crohn’s disease are directed toward bringing a patient’s active disease, or acute flares, under control or into remission. The initial induction therapy is often followed by chronic maintenance therapy. If the disease continues to progress, patients continue on a given therapeutic regimen from the time of diagnosis forward, adding additional therapies as flares recur. Over their lifetimes, Crohn’s disease patients will typically use a broad array of drugs, often in combination, to seek reduction of their symptoms.

Patients are often initially treated with aminosalicylates, or 5-ASAs, a type of NSAID, which may be administered for years after a patient receives an initial diagnosis, although there is limited clinical evidence demonstrating their efficacy in patients with Crohn’s disease. Antibiotics are also used as a primary therapy, as some researchers believe that these drugs may be useful in reducing intestinal bacteria and indirectly suppressing the patient’s immune system. If patients’ symptoms progress after these treatments, they are often given a multi-week course of oral steroid therapy to treat the flare.

As the disease progresses, patients are treated with immunosuppressives and/or steroids. Steroids are often used in conjunction with immunosuppressives as they may provide faster relief and have shown some efficacy in treating patients with active Crohn’s disease. Both classes of compounds have serious side effects, including chronic liver, lung, and kidney damage or acute inflammation of the pancreas. In addition, profound side effects are known to occur with long-term steroid use, including weight gain, elevated blood sugar, high blood pressure, vision problems such as glaucoma and cataracts, fragile bones and increased susceptibility to infections.

For patients whose active Crohn’s disease cannot be controlled with immunosuppressives or steroids, TNF-a inhibitors, such as infliximab and adalimumab, are now commonly used to treat severe cases of Crohn’s disease. TNF-a inhibitors block the natural activity of tumor necrosis factor-alpha, which is a protein present in larger quantities as part of the downstream inflammatory response triggered by chemokines in Crohn’s disease. Infliximab is sold under the trade name Remicade® and is one of two approved TNF-a inhibitors for moderate-to-severe Crohn’s disease. Remicade is administered via infusion over several hours. Patients who experience acute flares are treated with three infusions of Remicade at zero, two and six weeks, and the patient generally continues on a maintenance regimen of infusions once every eight weeks. Remicade is estimated to lose its effectiveness in many patients partially due to the development of neutralizing antibodies against the therapy as a result of its nonhuman components. The second approved TNF-a inhibitor for Crohn’s disease is adalimumab, sold under the trade name Humira®, which is typically administered subcutaneously once every other week.

While TNF-a inhibitors represent a clear advancement in the treatment of Crohn’s disease, they act by suppressing the body’s inflammatory response in a generalized manner and are not tissue-specific. Due at least in part to their broad activity, TNF-a inhibitors are associated with serious side effects, including an increased risk of life-threatening infections, such as sepsis. TNF-a inhibitors have also been associated with such serious risks as drug-induced lupus, reactivation of latent tuberculosis, and the development of lymphoma or other blood or neurological disorders. Treatment with TNF-a inhibitors is expensive. According to a 2006 article in Formulary, the combined costs of the drug and its administration often exceed $20,000 per year for an individual patient.

The ChemoCentryx Solution: Traficet-EN

We intend for Traficet-EN to be a first-in-class anti-inflammatory agent for the treatment of IBD, initially focused on Crohn’s disease. A small molecule compound discovered using our proprietary EnabaLink technologies, Traficet-EN is designed to prevent the migration of inflammatory cells to the digestive tract by blocking the function of the CCR9 chemokine receptor found on inflammatory T-cells, which play a key role in the development of both forms of IBD. T-cell migration into the digestive tract is guided by a chemokine called CCL25 found in the intestines. CCL25 activates a specific chemokine receptor called CCR9, drawing T-cells into the intestinal tissue where they release inflammatory mediators that can ultimately lead to tissue damage. In adults, CCL25 only signals CCR9-expressing T-cells to migrate to the gastrointestinal tract, and blocking CCR9 is not thought to interfere in cell migration elsewhere. Therefore, by blocking the CCR9 chemokine receptor, we believe that Traficet-EN will halt the inflammatory response underlying Crohn’s disease. In addition, by interrupting CCR9 signaling, we believe Traficet-EN may hasten the elimination of inflammatory T-cells from the intestines, thus potentially speeding recovery by reducing the longevity of flares associated with IBD.

We believe the ability to intercept CCR9-expressing T-cells may allow Traficet-EN to be a highly potent treatment with significantly fewer side effects than currently available immunosuppressive therapies, including TNF-a inhibitors. In addition, the availability of an effective oral capsule given once or twice daily would represent an important improvement in patient convenience and compliance as compared to existing infusion or injection regimens. As a synthetic small molecule, we believe Traficet-EN may provide significant cost advantages over protein therapeutics such as TNF-a inhibitors.

While we are initially developing Traficet-EN for the induction of clinical response or remission in patients with moderate-to-severe Crohn’s disease, we plan to seek approval for the maintenance of remission in patients with Crohn’s disease. We have also initiated a Phase II clinical trial to evaluate Traficet-EN in patients with celiac disease and are evaluating a Phase II clinical trial of Traficet-EN in ulcerative colitis.

Traficet-EN Drug Development Strategy and Clinical Trials

Traficet-EN is currently in a Phase II/III clinical trial called PROTECT-1, which is designed to evaluate its safety, efficacy and tolerability in patients with moderate-to-severe Crohn’s disease. We have previously studied Traficet-EN in five Phase I clinical trials to determine safety, pharmacokinetics and dosing among healthy volunteers, and one Phase IIa clinical trial to determine safety and tolerability in patients with moderate-to-severe Crohn’s disease. In addition, Traficet-EN has been the subject of extensive preclinical studies.

Our ongoing PROTECT-1 clinical trial is designed to support the use of Traficet-EN as a drug to induce clinical response or remission of Crohn’s disease and to assess its utility as a maintenance therapy. We believe that Traficet-EN may provide long-term protection from recurrence of Crohn’s disease symptoms. In addition to our PROTECT-1 clinical trial in Crohn’s disease, in October 2007, we initiated a Phase II clinical trial in celiac disease. This trial is designed to evaluate the effect of Traficet-EN on the inflammatory response in the digestive tract caused by the ingestion of gluten-containing foods. If successful, future clinical trials will evaluate the safety and efficacy of Traficet-EN on clinical symptoms and signs of this disease. In our preclinical studies, Traficet-EN has prevented the onset of large bowel inflammation in animals and has been effective in treating murine colitis once it has been established, suggesting that it may play a role in ulcerative colitis as well.

The following table provides an overview of all completed and ongoing Traficet-EN clinical trials:

Trial	Subjects	Number of Subjects	Subjects on Traficet-EN
Phase I Single-Dose	Healthy male volunteers	49	37
Phase I Multi-Dose	Healthy male volunteers	24	18
Phase I High-Dose	Healthy male and female volunteers	36	24
Phase I Comparative Bioavailablity	Healthy male volunteers	36	36
Phase I Metabolite Identification	Healthy volunteers	6	6
Phase IIa Crohn’s Disease Trial (safety and tolerability)	Moderate-to-severe Crohn’s disease patients	74	47
PROTECT-1 Clinical Trial (safety, efficacy, and tolerability)	Moderate-to-severe Crohn’s disease patients	306* (423**)	205***
Phase II Celiac Disease Trial	Celiac disease patients	51 (90**)	30***
Total Dosed*		582	403***

*	As of December 31, 2007
**	Targeted number of subjects
***	Estimate based on randomization formula

Our PROTECT-1 Clinical Trial in Crohn’s Disease

In 2006, we initiated our PROTECT-1 clinical trial, which is a multinational, multicenter trial of Traficet-EN, to demonstrate its efficacy as an oral treatment capable of inducing clinical response or remission among patients with moderate-to-severe Crohn’s disease. This trial is being conducted in 17 countries around the world at more than 100 study centers. We anticipate that this clinical trial will enroll approximately 423 patients with moderate-to-severe Crohn’s disease.

PROTECT-1 is a double-blind, randomized and placebo-controlled study. Double-blind means that the study subjects, the investigators and the study monitors do not have knowledge of the individual subject treatment assignment. Our PROTECT-1 clinical trial includes four separate study periods. The first is a 12-week induction period during which all subjects receive either placebo, 250 mg once daily, 500 mg once daily, or 250 mg twice daily of Traficet-EN. The second is a four-week active treatment period during which all subjects receive Traficet-EN 250 mg twice daily. The third is a 36-week maintenance period during which all 70-point

CDAI responders (as discussed below) at the end of the active treatment period relative to their baseline entry level criteria are re-randomized to either Traficet-EN 250 mg twice daily or placebo. The fourth is a four-week follow-up period during which all subjects are followed for safety while off the drug. PROTECT-1 will enroll over 400 subjects and will be powered to provide statistically significant evidence of efficacy. We therefore characterize PROTECT-1 as a Phase II/III clinical trial.

The primary efficacy endpoint of the first study period, or the induction phase of the study, is the attainment of a clinical response (defined as at least a 70-point decrease in the CDAI relative to placebo) at Day 57 of the induction phase. Remicade and Humira were approved to treat Crohn’s disease based on trials of this size with similar protocols. Today, most major studies in Crohn’s disease use the CDAI in order to define response or remission of disease. The index consists of eight factors, each summed after adjustment with a weighting factor. The components of the CDAI are the number of liquid or soft stools, abdominal pain, general well being, presence of complications, use of Lomotil or opiates for diarrhea, presence of an abdominal mass, hematocrit levels and a body weight component. CDAI scores can range from zero to 600. A patient experiencing an active Crohn’s disease flare can be expected to have a CDAI score of between 220 to 450 for moderate-to-severe disease and 450 or higher for severe-to-very-severe disease. Clinical remission is considered to be a CDAI score of less than 150. For a treatment to be regarded as effective, researchers look for a decrease in CDAI scores for the group of study participants who are taking the drug as compared to the group of study participants who are taking the placebo. Recently approved Crohn’s disease drugs have been approved based on a statistically significant 70-point decrease in the CDAI index.

The first study period also includes an evaluation of the effect of Traficet-EN on microscopic features of the small and large bowel surface tissue, endoscopic appearance of the bowel surface tissue using the Crohn’s Disease Endoscopic Index of Severity, or CDEIS, health-related quality of life using a health questionnaire, and serum C-reactive protein, or CRP, concentrations. CRP is a non-specific marker of the level of inflammation.

The primary endpoint of the third study period, or the maintenance period, is to determine the effect of Traficet-EN compared to placebo on maintenance of response as measured by CDAI over a 36-week period. The third study period also includes an evaluation of the effect of Traficet-EN on health-related quality of life using a health questionnaire, serum CRP concentrations and the use of glucocorticosteroid treatment.

We will also be evaluating the safety and tolerability of the three dose levels of Traficet-EN (250 mg and 500 mg once daily, and 250 mg twice daily) administered orally for up to 12 consecutive weeks in the induction period for the treatment of subjects with moderate-to-severe Crohn’s disease, and of one dose level of Traficet-EN (250 mg twice daily) administered orally for up to one year. Blood samples will be collected to determine the blood levels of Traficet-EN in these patients.

We are enrolling patients presenting with an active flare and CDAI scores of between 250 to 450 and CRP levels of at least 7.5 mg/L. This is the same patient population in which we observed clinical activity in our Phase IIa clinical trial. These criteria are intended to ensure that we enroll Crohn’s disease patients who are in active flare, as opposed to patients with unrelated gastrointestinal diseases, the effects of which might also result in a significantly increased CDAI score. Moreover, meta-analyses of previous Crohn’s disease trials have shown that these criteria may reduce the placebo effect previously observed in certain other Crohn’s disease trials.

To date, an independent external data monitoring committee has met four times during the trial, most recently in October 2007, to review the data from our PROTECT-1 clinical trial and has recommended each time that the trial continue as designed. We expect to announce results of the induction portion of our PROTECT-1 clinical trial in the third quarter of 2008 and the maintenance portion in 2009.

We substantially rely on Kendle International, Inc., or Kendle, a CRO, to conduct our PROTECT-1 clinical trial for Traficet-EN. Currently, our PROTECT-1 clinical trial for Traficet-EN is the only clinical trial Kendle conducts for us. Our agreement with Kendle, which we refer to as the Kendle Agreement, will terminate when

Kendle completes the last clinical trial it contracts to perform for us thereunder. Alternatively, we may terminate the Kendle Agreement (or any clinical trial thereunder) with or without cause, immediately upon written notice to Kendle. Either we or Kendle may also terminate the Kendle Agreement (or any clinical trial thereunder) upon 30 days written notice to the other party if the other party materially breaches the Kendle Agreement, and does not cure such breach within 30 days of its receipt of such notice, provided that we must first allow Kendle a single opportunity to re-perform, at Kendle’s sole cost and expense, all such services which were rendered invalid as a direct result of the breach, unless we and Kendle mutually agree in good faith that Kendle would not be able to re-perform such services within the previously-agreed timeline and in accordance with the previously-agreed criteria. Finally, either we or Kendle may terminate the Kendle Agreement (or any clinical trial thereunder) immediately if an insolvency event (as defined in the Kendle Agreement) occurs with respect to the other party.

If we exercise our termination rights as described above, we must pay Kendle, with respect to any ongoing clinical trial we terminate, all fees for services actually performed. In such event, we must also reimburse Kendle for all costs incurred in connection with the performance of such services to the extent we have previously agreed to reimburse Kendle for such costs, and for any such costs (regardless of whether we have previously agreed to reimburse Kendle) to the extent such costs do not exceed the total remaining payments Kendle would have received through completion of the terminated clinical trial. Finally, in such event we must also reimburse Kendle for all non-cancellable third-party obligations it has incurred, to the extent Kendle has promptly provided us with notice of and relevant information concerning such obligations it has entered into, and for any such obligations (regardless of whether Kendle has promptly provided us with such notice and relevant information) to the extent such obligations do not exceed the total remaining payments Kendle would have received through completion of the terminated clinical trial.

The Kendle Agreement obligates Kendle and us not to disclose the other’s confidential information (as defined in the Kendle Agreement) during the term of the Kendle Agreement and for ten years thereafter. The Kendle Agreement also obligates Kendle to indemnify us for liabilities, including reasonable attorneys’ fees and court costs, we incur in connection with any third-party claim, action or proceeding, to the extent arising from Kendle’s negligence, intentional misconduct, breach of the Kendle Agreement or unlawful actions. Finally, the Kendle Agreement obligates us to indemnify Kendle for liabilities, including reasonable attorneys’ fees and court costs, it incurs in connection with any third-party claim, action or proceeding, to the extent arising from or relating to Kendle’s performance of services under the Kendle Agreement that are not a result of Kendle’s negligence, intentional misconduct, breach of the Kendle Agreement or unlawful actions.

Our Clinical and Regulatory Strategy for Traficet-EN in Crohn’s Disease

We expect to meet with the FDA upon completion of our PROTECT-1 clinical trial to present the results of the study. We expect that the FDA will require us to conduct one or more confirmatory Phase III pivotal trial(s) with a similar design to our PROTECT-1 clinical trial prior to submitting an NDA seeking approval of Traficet-EN for the treatment of patients with Crohn’s disease. This study or studies would also increase the number of subjects treated with Traficet-EN to adequately support the safety profile of the drug. In order to obtain regulatory approval from the FDA, we believe that we will need to demonstrate the safety of Traficet-EN in approximately 1,000 patients who have received at least one dose of the drug. We also believe that regulatory agencies, including the FDA, will require trials of at least one year duration to support an indication of maintenance of response and/or remission in patients with Crohn’s disease.

We also anticipate conducting additional Phase I clinical safety trials and preclinical studies to support our NDA filing for Traficet-EN for the treatment of patients with Crohn’s disease. These would include trials to determine if there are any interactions of Traficet-EN with other commonly used medications, trials to determine the effect of kidney and liver impairment on the profile of Traficet-EN, and a special cardiac study, known as a Thorough QT study, to determine whether Traficet-EN has any negative effect on cardiac function. For all new chemical entities, it is an expectation of the FDA that the cardiac safety profile be studied to exclude the risk of cardiac toxicity. The FDA also expects that the pathway by which Traficet-EN is metabolized in the body are defined. We have recently completed metabolism studies in rats, dogs, and humans to satisfy the FDA’s expectations. These additional Phase I clinical and preclinical studies have been recommended by the FDA.

Phase IIa Clinical Trial Results for Traficet-EN in Crohn’s Disease

We have completed a Phase IIa double-blind, placebo-controlled clinical trial with Traficet-EN to evaluate the safety and tolerability of 250 mg daily of Traficet-EN given orally for 28 days as compared with placebo in patients with moderate-to-severe Crohn’s disease. A total of 74 subjects were randomized in the study and 71 subjects were evaluable for safety. There were two groups of patients in the trial, those who had, and those who had not, received a TNF-a inhibitor product, such as Remicade, for their current Crohn’s disease flare. Study participants were assigned randomly in a two-to-one ratio to receive either Traficet-EN or placebo.

Recognizing that the study size and duration were not designed to evaluate efficacy, we nevertheless assessed the effect of Traficet-EN on clinical disease activity by evaluating the change in scores along several standard measures of Crohn’s disease therapies, including CDAI and CRP. CRP was determined in the serum of all subjects at baseline and specified time points over the course of the study. These measures are all standard in the evaluation of Crohn’s disease treatments when studying efficacy, though typically, efficacy of treatments for Crohn’s disease patients are evaluated over longer periods of dosing, such as 8 to 12 weeks of treatment.

We observed indications of clinical activity in this trial. For example, there was a mean decrease from baseline in the CRP concentration in the Traficet-EN group (4 mg/L) and a mean increase in the placebo group (7 mg/L) with a difference of 11 mg/L between the two groups. This relative decrease in CRP in the Traficet-EN group compared to placebo is indicative of an anti-inflammatory effect of Traficet-EN in patients with Crohn’s disease. In the overall population, 45% of patients in both the placebo and Traficet-EN groups experienced at least a 70-point decrease in their CDAI at Day 29 and the CDAI 100-point or more decrease at Day 29 was 30% and 27% in the Traficet-EN and placebo groups, respectively. However, in subjects with more significant disease at baseline (as defined by a CDAI ≥ 250 and CRP > 7.5 mg/L), the CDAI 70-point or more decrease at Day 29 was 56% and 29% in the Traficet-EN and placebo groups, respectively, and the CDAI 100-point or more decrease at Day 29 was 40% and 21%, respectively. These higher entry levels of CDAI and CRP are intended to identify Crohn’s disease patients who are in active flare, as opposed to patients with unrelated gastrointestinal diseases. These parameters form the basis of our entry criteria for our ongoing PROTECT-1 clinical trial.

Traficet-EN was well tolerated by study subjects. There were no patterns of vital sign, laboratory, or ECG findings that were of concern in this trial. The distribution of adverse events overall by body system was similar across treatment groups. The most commonly observed side effect was transient headache which occurred more frequently in the Traficet-EN group (19%), as compared to the placebo group (0%). Headache was mild in seven of nine subjects, and resolved without treatment in eight subjects. Subjects did not discontinue from the trial as a result of the event. There were no deaths or treatment-related serious adverse events in this trial. An independent external data monitoring committee met three times during the trial and recommended each time that the trial be continued as designed.

Phase I Clinical Trial Results for Traficet-EN

We have completed five Phase I clinical trials, four of which we have obtained final data from and involved, in the aggregate, 145 healthy volunteers to assess safety, tolerability and optimal dosing pharmacokinetics of Traficet-EN assessing doses from 25 mg to 1,000 mg. In all trials, all dose levels of Traficet-EN were well tolerated. The frequency and severity of adverse event reports were similar between the placebo and Traficet-EN-treated groups, and adverse events did not increase with higher doses of Traficet-EN and were not influenced by meal consumption prior to dosing. The adverse events reported by more than one subject treated with single doses of Traficet-EN included headache, dizziness, sore throat, cough, diarrhea and upset stomach. The majority of adverse events were mild in intensity and not considered related to the study drug by the investigators. No serious adverse events that could be attributed to the product candidate were reported. An analysis of the blood levels of Traficet-EN indicated that it was readily absorbed, and it appeared that Traficet-EN remains in the blood stream long enough to allow once- or twice-daily dosing. We have completed dosing of a fifth Phase I clinical trial in six healthy volunteers to determine the metabolite profile of Traficet-EN and are currently analyzing the results.

Our Commercial Strategy for Traficet-EN in Crohn’s Disease

Our intent is to initially position Traficet-EN as the therapy of choice for moderate-to-severe Crohn’s disease patients. Patients are often initially treated with 5-ASAs, although there is limited clinical evidence demonstrating their efficacy in patients with Crohn’s disease. As their disease progresses, patients are treated with immunosuppressives and/or steroids, both of which have serious side effects, including chronic liver, lung, and kidney damage or acute inflammation of the pancreas. However, we believe Traficet-EN has the potential to become the first-line and definitive therapy for Crohn’s disease and other inflammatory diseases of the digestive tract. In addition, given Traficet-EN’s positive safety profile thus far, we believe Traficet-EN may also be used in combination with currently available treatments, as needed, for patient populations who have not responded to other forms of treatment. We believe that treatment with Traficet-EN could provide patients, physicians and payors with distinct advantages in convenience of administration, significant diminution of office time during therapy, potentially reduced hospitalization and surgery and the reduction of complications or side effects.

Pursuant to our collaboration agreement with GSK, if GSK exercises its option to license Traficet-EN, we have an option to co-promote Traficet-EN to physician specialists in the U.S. subject to our having exercised our co-development option to the drug. Our promotional efforts could be as high as 50% of all promotional efforts in the U.S. and GSK would pay to us an amount similar to what it would pay a third party contract sales force in addition to the base royalty on net sales. Assuming GSK were to exercise its option with respect to Traficet-EN, it would be responsible for the distribution and marketing of Traficet-EN within and outside the U.S. If GSK were not to exercise its option to Traficet-EN, all commercial rights would revert back to us, subject to a royalty obligation to GSK, and we could then market the product independently or with another third party subject to certain conditions.

Gastroenterologists are the primary physicians who treat Crohn’s disease. According to the American Medical Association, there are approximately 11,000 gastroenterologists in the U.S. Based on information provided to us by Centocor, Inc. (a subsidiary of Johnson & Johnson), we believe that 5,700 of these are the primary prescribers for moderate-to-severe IBD therapeutics and that this subset is responsible for prescribing approximately 80% of all IBD drugs.

Traficet-EN for Celiac Disease

Understanding Celiac Disease

Celiac disease is a T-cell mediated chronic inflammatory disorder predominantly affecting the bowel. In celiac patients, the ingestion of gluten-containing foods, such as those containing wheat, barley and rye, results in inflammation of the small intestinal mucosa and the disruption of its normal architecture. In addition, the disease can have manifestations outside the digestive tract affecting such areas as the skin, bones, reproductive system and the CNS. Celiac disease is associated with a substantially increased morbidity and mortality. Currently the only effective treatment for the disease is the lifelong adherence to a gluten-free diet.

Celiac disease is one of the most common genetically-associated diseases. According to Gastroenterology, a trade journal, screening studies, looking at celiac-specific antibodies, have shown that 1-3% of the general population in Europe and the U.S. will become affected by the disease and that for each currently diagnosed case of celiac disease, there may be between three to seven undiagnosed cases. In the U.S., for example, Gastroenterology reports that celiac disease had until recently been considered rare but studies now suggest that its prevalence is much greater than previous estimates.

There is a wide spectrum of clinical symptoms associated with celiac disease—some individuals suffer severe diarrhea, weight loss, abdominal pain, and malnutrition, whereas others present with much milder symptoms. If celiac disease is suspected, diagnosis is usually confirmed through serology tests for celiac-specific antibodies; small bowel biopsy looking for mucosal changes; and improvement of symptoms and markers of malabsorption once established on a gluten-free diet.

If left untreated, celiac disease is associated with a mortality rate that exceeds that of the general population by approximately 2-4%, according to The Lancet. This is mainly due to the increased incidence of cancer (especially T-cell lymphoma) in this patient population. Maintenance of a strict long-standing gluten-free diet substantially reduces this risk. In addition, untreated celiac disease can result in osteoporosis, infertility, and an increased risk of autoimmune diseases such as diabetes mellitus, thyroid disease and Addison’s disease.

Patients with celiac disease are usually initially treated by either gastroenterologists or pediatricians in the hospital setting, then by general practitioners in the community. Treatment involves strict lifelong adherence to a gluten-free diet. Strict maintenance of a diet entirely devoid of gluten is both very difficult for patients to achieve and also expensive. Full healing of the bowel mucosa is often not achieved.

CCR9 Antagonism in Celiac Disease

Research indicates that celiac disease is a T-cell mediated chronic inflammatory disorder triggered by gluten, which affects the bowel. The small intestinal mucosa is the tissue compartment where ingested gluten initially triggers the T-cell mediated cascade of events that result in the loss of mucosal integrity, and subsequent ill health and disease. It is known that the trafficking of T-cells to the small intestinal mucosa is controlled by the chemokine receptor CCR9 and its ligand CCL25. CCR9 positive T-cells are thought to play a key role in the pathological response triggered by gluten exposure. The use of a CCR9 antagonist to inhibit T-cell homing to the digestive tract may therefore be a promising therapeutic strategy in the treatment of celiac disease.

Traficet-EN Proof-of-Concept Clinical Trial in Celiac Disease

In October 2007, we initiated a randomized, double-blind, placebo-controlled, Phase II clinical trial to test Traficet-EN in the treatment of patients with celiac disease. We expect to enroll a total of approximately 90 adult volunteer subjects with biopsy-proven celiac disease who have maintained a gluten-free diet for over two years.

Study subjects that meet all eligibility criteria will have a baseline upper gastrointestinal endoscopy in order to take several small intestine mucosal biopsy specimens. Subjects will then be randomized 1.5:1 to either Traficet-EN or placebo, respectively. For the first seven days after randomization, subjects will just receive either Traficet-EN or placebo while continuing with a strict gluten-free diet. From the eighth day after randomization, all subjects will start to ingest a foodstuff that contains a tightly controlled amount of gluten (2.5g twice daily). This is equivalent to daily ingestion of approximately 2-3 slices of wheat bread and compares with a normal adult gluten intake of 15-25g per day. Apart from this controlled gluten exposure, patients will be instructed to continue on their normal strict gluten-free diet. Concomitant dosing of study medication and gluten will continue for a 12-week period. At the end of the thirteenth week, the gluten-containing foodstuff and study medication will be stopped, a post-gluten exposure mucosal biopsy will be obtained, and subjects will continue their normal gluten-free diet. We believe that this moderate dose of 5g gluten per day would cause some mucosal deterioration and inflammation without inducing clinical symptoms and causing resultant dropout of subjects from the study.

The primary objective of this study is to evaluate the effect of Traficet-EN compared to placebo on the small intestinal mucosal morphology of biopsy specimens taken from subjects with celiac disease on a longstanding gluten-free diet, before and after gluten exposure. Secondary objectives of this study include evaluation of Traficet-EN compared to placebo on small intestinal mucosal inflammation, gluten-induced celiac-type serology, symptom scores, malabsorption parameters and safety and tolerability profiles. We anticipate that results from our Phase II clinical trial in celiac disease will be available in the second half of 2008. If our Phase II clinical trial in celiac disease is successful, we plan to launch further trials to obtain an indication for Traficet-EN in treatment of patients with this disease.

Potential Follow-on Indications for Traficet-EN in Treatment of IBD

Ulcerative colitis is an autoimmune disease characterized by lesions within the large intestine. According to Datamonitor, ulcerative colitis is estimated to have affected over 1.1 million people in the U.S., Western Europe and Japan in 2006. Ulcerative colitis lesions are more superficial than those in Crohn’s disease, but often are more widespread throughout the colon than those which characterize Crohn’s disease. We have conducted extensive preclinical studies which support the clinical investigation of Traficet-EN in the treatment of patients with ulcerative colitis. We are currently evaluating a Phase II clinical trial for ulcerative colitis.

In the course of the clinical development program for Crohn’s disease, clinical results will also be analyzed to determine if steroid use to treat Crohn’s disease could be reduced.

CCX807: Our Novel Second-Generation CCR9 Antagonist

We also expect to initiate a Phase I clinical trial in the second half of 2008 for our CCX807 product candidate, a second generation CCR9 antagonist. CCX807 has a distinct chemical structure from Traficet-EN, but has demonstrated similar properties to our lead product candidate, including high affinity and specificity to the CCR9 chemokine receptor and oral availability.

CCR2 Program for Prevention of Vascular Restenosis and Treatment of Multiple Sclerosis

CCR2 is a key regulator of monocyte recruitment to sites of inflammation. Monocytes are cells that constitute a key component of the human body’s immune system. These cells circulate in the blood and are quickly (approximately 8-12 hours) drawn to sites of infection and inflammation, where they mature into specialized immune cells, mainly macrophages. Together with other components of the immune system, macrophages provide a first line of defense against pathogens. They also provide an important link between the non-specific (innate) immune system and the specific (acquired) immune response. However, when the system becomes disregulated, such as occurs in a number of disease processes, these cells can damage patients’ tissues. There is significant evidence in scientific literature that CCR2 and its signature ligands play a significant role in diseases and medical conditions such as vascular restenosis and MS. CCR2 may also be implicated in diseases such as type 2 diabetes, cardiovascular disease and neuropathic pain.

Our Approach to the Treatment of Vascular Restenosis

Angioplasty and stenting techniques are widely used around the world for improving blood flow to the heart muscle. When a stent is placed in a blood vessel, new tissue grows inside the stent, covering the struts of the stent. Initially, this new tissue consists of healthy cells from the lining of the arterial wall (endothelium). According to a 2002 article in Circulation, in about 25% of patients, the growth of scar tissue underneath the lining of the artery may be so thick that it can obstruct the blood flow and produce a blockage. Vascular restenosis occurs when the treated artery becomes blocked again following surgery, usually within six months after the procedure.

Drug-eluting stents, which are coated with an anti-mitotic drug, were designed to reduce restenosis by reducing the proliferation of the cells that can cause re-clogging. However, recent studies comparing the bare metal stents with drug-eluting stents have shown that, while patients that receive the bare metal stents display a higher incidence of restenosis and require re-stenting or bypass surgery more often than those treated with drug-eluting stents, the restenosis events for bare metal stents appear to plateau at about eight months after stent placement, whereas the rate for drug-eluting stents continue to climb beyond that time point. Furthermore, the types of late restenosis seen with drug-eluting stents tend to be more sudden and frequently fatal.

Our approach to treatment of vascular restenosis is to reduce the initial migration of inflammatory monocytes to the site of stent implantation. Addition of our CCR2 antagonist blocks the migratory response of monocytes in mice to the site of inflammation. Studies have shown that mice lacking the CCR2 gene are protected from a number of macrophage mediated diseases such as MS and atherosclerotic lesions. Based on these data, and the current understanding of the mechanism underlying restenosis, we may conduct a proof-of-concept trial evaluating the ability of our CCR2 antagonist, CCX140, in protecting stent patients from development of restenosis.

Our Approach to the Treatment of Multiple Sclerosis

MS is an autoimmune disease in which the body’s immune system becomes reactive to the protective cover of nerve fibers, called the myelin sheath, in the CNS. MS presents itself with sudden loss of neurological function, typically affecting vision, walking, bladder function and sensation. Attacks of MS symptoms are caused by inflammatory lesions in the CNS, including the brain or spinal cord. At the time of lesion formation, damage is done to myelin, and often the underlying nerve fibers, or axons, are affected. Symptoms of these attacks, which occur typically once in two years, are usually caused by local swelling within brain or spinal cord tissue and disappear when swelling resolves. The disease typically results in progressive disability over time.

Many of the prescribed medications in the treatment of MS address its symptoms or shorten the duration of symptomatic attacks. These medications are useful for managing the disease but do not affect the underlying cause of the condition because they do not address the inflammatory response responsible for myelin damage. The most important category of medications used to treat the underlying cause of MS includes two types of injectable protein therapeutics used to diminish the number of symptomatic attacks, the interferon-beta preparations Avonex®, Betaseron® and Rebif®, and glatiramer acetate, or Copaxone®. These therapeutics act by broadly modulating the immune system’s response, but lack the CNS tissue specificity of the chemokine-based approach. These agents reduce attacks by about 30% and slightly lessen the accumulation of new tissue injury, as visualized by MRI brain scanning. However, these agents are associated with flu-like symptoms and require frequent injections that negatively affect the quality of life of patients.

In MS, white blood cells infiltrate the CNS by crossing the blood-brain barrier, leading to inflammatory damage of the neural structures, including myelin and axons. The migration of inflammatory cells into the CNS is regulated by chemokines. Based on the current understanding of the mechanism underlying MS, we may conduct a proof-of-concept trial evaluating CCX140 for the treatment of MS.

CCR2 may also be implicated in a variety of other diseases. For example, studies have shown that chemokines, such as the primary CCR2 ligands, play an important role in insulin resistance commonly observed in obesity-induced type 2 diabetes. Obese mice that have been treated with a CCR2 antagonist have shown increased insulin sensitivity.

CCX140: Our Novel CCR2 Antagonist

CCX140 is our lead CCR2 clinical candidate and was designed by optimization of a chemical lead discovered using EnabaLink. Based on our understanding of the biology of CCR2, we do not expect CCX140 to have the global immunosuppressive effects that have been observed with other drugs. We believe that CCX140, as an oral agent, would have convenience advantages over existing injectable biologics currently used to treat MS.

CCX140 is chemically distinct from all publicly known antagonists of CCR2. Our preclinical data suggest that the compound selectively inhibits CCR2-mediated migration of monocytes and does not inhibit migration of immune cells mediated by other chemokine receptors, even when the compound is given at high concentrations. We believe that this high degree of target specificity is an important safety feature that may allow CCX140 to be effective while avoiding unwanted side effects.

Based on the data from our preclinical studies to date, we believe that CCX140 has a favorable safety and pharmacokinetic profile. In animal studies, CCX140 is well absorbed when given orally and the compound is well tolerated at dose levels much higher than those required to cause inhibition of CCR2 function. In in vitro and animal studies, CCX140 does not appear to have the safety concerns that have hindered others from successfully developing compounds blocking this receptor. In addition, CCX140 does not significantly inhibit the activity of a class of liver enzymes which are necessary for metabolizing other common drugs that patients may be taking. We believe that this lack of interference suggests that CCX140 may be safely used alongside other medications.

Clinical Development Strategy for CCX140

We have recently initiated a Phase I single-dose escalation clinical trial of CCX140 in Switzerland. We are currently reviewing our protocols for this study in light of recently enacted stricter Swiss procedures with respect to human drug studies and a reported symptom of fatigue by an early test subject who received the study drug. We expect to continue dosing once our review is complete. We primarily intend to assess the blood levels of CCX140 in this study to determine the drug’s pharmacokinetic profile and an optimal dosing regimen. Based on the safety and tolerability of CCX140 in the single-dose study described above, a study may be initiated in healthy volunteers to determine the safety and tolerability of multiple doses of CCX140. We anticipate completion of our Phase I program in 2008. Following our Phase I clinical trials of CCX140, we plan to initiate safety and proof-of-concept trials of CCX140 for the treatment of inflammatory or metabolic diseases.

CCR1 Program for Treatment of Rheumatoid Arthritis

RA is a chronic and debilitating inflammatory disease, which causes pain, stiffness, swelling and limitation in the motion and function of multiple joints which may eventually become deformed. Sometimes these symptoms make even the simplest activities, such as taking a walk, difficult to manage. RA may also cause inflammation of other organs. The exact cause of RA is unknown, but is believed to be the body’s immune system attacking the synovium, which is the tissue that lines the joints.

There is no known cure for RA. According to Datamonitor, more than three million Americans suffer from RA, and the market for RA therapies in the U.S. alone was estimated to total approximately $5.0 billion in 2006. Although therapy for patients with RA has improved dramatically over the last 25 years, there is still no single therapy which is effective for all patients. Many patients will need to change treatment strategies during the course of their disease.

Limitations of Current Therapies

Treatment of RA can be divided into Disease-Modifying Antirheumatic Drugs, or DMARDs, anti-inflammatory agents and analgesics. DMARDs have been found to produce durable remissions and delay or halt disease progression. In particular they prevent bone and joint damage from occurring secondary to the uncontrolled inflammation. This is important as such damage is usually irreversible. Anti-inflammatories and analgesics improve pain and stiffness but do not prevent joint damage or slow the disease progression.

Small molecule DMARDs, such as methotrexate, or MTX, have anti-inflammatory and bone-sparing effects, but their general suppression of the immune system leads to increased risk of infection. Other common adverse events relate to liver and bone marrow toxicity, renal toxicity, pneumonitis and allergic skin reactions. While steroids may provide relief during a disease flare, they also often have serious side effects, including high blood pressure, osteoporosis, or thinning of bone resulting in fracture, reduced ability to fight infections, mood swings, diabetes mellitus and gastric ulcers.

The most recent additions to the RA treatment regimen are biological DMARDs, some of which have now been used for almost ten years. Biologic agents have been approved by the FDA to treat moderate-to-severe RA that has not responded to an adequate trial of one or more of the traditional DMARDs. Biologic agents such as Remicade, Humira and Enbrel, among others, must be given by infusion or subcutaneous injection. Annual treatment cost with biologic agents range from $15,000 - $25,000 per patient depending on the drug used and the dose administered. TNF-a inhibitors are effective in some patients to treat the signs and symptoms of RA and the bone erosive effects of the disease. However, due to their broad immunosuppressive effects, their use may lead to serious side effects including serious infections, such as tuberculosis and an increased risk of lymphoma.

The ChemoCentryx Approach: A Novel CCR1 Antagonist

During the development and progression of RA, the recruitment of immune cells, both innate and adaptive, into affected joints plays a key role in the inflammatory process and the ensuing joint destruction. In particular, the infiltration into arthritic joint space of macrophage cells mediates much of this damage through several diverse mechanisms. Other harmful mechanisms include the secretion of cytokines, such as TNF-a and IL-1ß, that mediate a range of responses in the progression of the arthritic process and that are the target of current biologic-based therapies. Additionally, by releasing specific proteins, such as chemokines, the initial infiltrating cells set up a positive feedback loop, enhancing and continuing the infiltration of inflammatory cells into the affected joint.

Our founder, President and Chief Executive Officer, Dr. Thomas J. Schall, and his team reported the cloning of the first chemokine known to bind to CCR1. There is strong evidence implicating CCR1 in the pathology of RA; first, monocytes and macrophages consistently express high levels of CCR1, and second, superactivated ligands of CCR1 are detected at high levels in synovial fluids from RA patients.

Inhibiting CCR1 has been shown to reduce a clinical activity score in RA patients treated with an early stage CCR1 compound developed by Pfizer. One-third of the 12 RA patients in this study treated with the CCR1 compound also demonstrated marked decreases in the number of macrophages and CCR1 positive cells in synovial biopsies.

CCX354: Our Novel CCR1 Antagonist

CCX354 is our lead CCR1 clinical development candidate. Targeting CCR1 represents a new approach for RA treatment and CCX354 was designed by optimization of a chemical lead that was discovered using our EnabaLink drug discovery engine. Based on our understanding of the biology of CCR1, we do not expect CCX354 to have global immunosuppressive effects that have been observed with many other drugs for RA, and we believe that CCX354 will have significant advantages over existing injectable biologics and other broad-spectrum immunosuppressive agents currently used to treat RA.

CCX354 is chemically distinct from all publicly known inhibitors of CCR1. Our preclinical data suggest that the product candidate selectively inhibits CCR1-mediated migration of monocytes and does not inhibit migration of immune cells mediated by other chemokine receptors, even when the compound is given at high concentrations. We believe that this high degree of target specificity is an important safety feature that may allow CCX354 to be effective while avoiding unwanted side effects.

Preclinical studies to date indicate that CCX354 has a favorable safety and pharmacokinetic profile. In animal studies, CCX354 is well absorbed when given orally and the compound is well tolerated at dose levels much higher than those required to cause inhibition of CCR1 function. In addition, CCX354 does not significantly inhibit the activity of a class of liver enzymes which are necessary for metabolizing other common drugs that patients may be taking. We believe that this lack of interference suggests that the compound may be safely used alongside other medications used concurrently by RA patients.

Clinical Development Strategy for CCX354

We expect to initiate a Phase I single-dose escalation clinical trial of CCX354 in the first half of 2008. The blood levels of CCX354 will also be assessed in this study to determine its pharmacokinetic profile. This will help us to determine an optimal dosing regimen. Based on the safety and tolerability of CCX354 in the single-dose clinical trial described above, a study will be initiated in healthy volunteers to determine the safety and tolerability of multiple doses of CCX354. We anticipate completion of the Phase I program in 2008. Following our safety and pharmacokinetic trials of CCX354 in healthy volunteers, we plan to initiate safety and efficacy trials of CCX354 in patients with RA.

Additional Programs

CXCR7 Program for Cancer

We are developing an orally-administered cancer therapy separately targeting CXCR7, a novel chemokine receptor, that combines an anti-angiogenic approach to stopping the blood supply to cancerous cells with anti- tumor activity via direct attack of tumor cells. Our most recent data support the notion that CXCR7 could be causally connected to tumor growth regulation. Tissue staining revealed the presence of CXCR7 on primary human tumor cells. In contrast to standard chemotherapies which can be highly toxic, our compounds are designed to selectively target CXCR7 in an effort to halt cancer progression while minimizing detrimental effects, such as generalized immunosuppression or cytotoxicity.

We have demonstrated that CXCR7 expression can directly control tumor growth in vivo. Our data show that CXCR7 regulates several important biological processes including cell survival and tumor development in in vivo models. We also established that CXCR7 promotes growth of tumors formed from breast and lung cancer cells. In those two tumor types, we have shown that this receptor is highly expressed on a majority of tumor associated blood vessels and malignant cells but not on the normal vasculature of cells surrounding those two types of tumors.

We have developed highly potent small molecule compounds for CXCR7 whose pharmacokinetic properties are being optimized further to enable their efficacy evaluation in animal models of cancer. We believe that this approach may result in a potent orally-available cancer treatments with few side effects. We plan to select a clinical candidate for this oncology program in 2008.

C5aR Program for Autoimmune Diseases

Fragments of complement proteins such as C5a can serve as chemo-attractants in that they recruit other immune system cells such as macrophages and neutrophils to the site of inflammation. C5a interacts specifically with the C5a receptor which belongs to the super class of G-protein coupled receptors. This class represents an attractive type of target for small molecule therapeutics. C5a has been found to potentially play a major role in AMD and SLE. We believe we are well positioned to discover small molecule antagonists against the C5a receptor given architectural similarities between the C5a and chemokine receptors, as well as the fact that the C5a receptor mediates migration of immune cells in a similar fashion to chemokine receptors. We used several of our proprietary EnabaLink drug discovery technologies to screen a small molecule library against the C5a receptor. We are currently optimizing the pharmacokinetics properties of the resulting lead series.

Strategic Alliance with GlaxoSmithKline

In August 2006, we entered into a strategic alliance with GSK. Under the terms of the agreement, we are responsible for the discovery and development of small molecule antagonists targeting four defined chemokine and chemo-attractant receptor targets through clinical proof-of-concept, at which point GSK will have exclusive options to license up to six product candidates (and their associated backup compounds) for further development and commercialization on a worldwide basis. We receive limited research funding, discussed below, but otherwise are responsible for funding our own costs in connection with these activities, which may be offset by milestone payments discussed below. In exchange for these rights, we are also entitled to receive regulatory and commercial milestone payments and royalties on the licensed products. The agreement encompasses six product options, each of which covers a product candidate (including Traficet-EN, CCX807 and CCX354) plus two preclinical backup compounds, that target either CCR9, CCR1, the C5a chemo-attractant receptor or a fourth selected chemo-attractant receptor. GSK does not have exclusive rights to a given clinical indication or substitution rights with respect to a given collaboration target. Our proprietary programs around CCR2, CXCR7 or any other receptors are not part of the GSK collaboration.

If GSK exercises its option to obtain an exclusive license to further develop and commercialize Traficet-EN upon successful completion of our PROTECT-1 clinical trial or other pre-agreed upon proof-of-concept trials around our CCR9 program, such as the celiac disease proof-of-concept trial, we would be entitled to receive, per product candidate, (x) up to $82.0 million, in the aggregate, consisting of (i) option exercise fees following successful completion of a given proof-of-concept trial and (ii) regulatory filing milestones, and (y) regulatory approval milestones of up to $75.0 million in the aggregate. We retain the option to co-develop Traficet-EN for certain gastrointestinal indications and to co-promote to certain physician specialists in the U.S. If we elect to co-develop Traficet-EN with GSK for Crohn’s disease only, or for Crohn’s disease and ulcerative colitis only, or celiac disease, we would be required to pay 35% of the development expenses related to these selected gastrointestinal indications. Such co-development rights apply only to product candidates arising out of the CCR9 program and only for such gastrointestinal indications. In return for having co-developed Traficet-EN, we would receive an increase over base line royalties, based on worldwide net sales of Traficet-EN. Such increased royalties are expected to be commensurate with an operating profit split reflective of each party’s contribution to the development of Traficet-EN.

Under the terms of the agreement, GSK is obligated to provide research funding of up to $5.0 million per year during the first three years of our collaboration. Upon nomination of a development candidate in a given non-CCR9 collaboration program, we are entitled to receive a non-refundable, non-creditable milestone payment of $5.0 million for each development candidate. Upon initiation of a first-in-humans study, we would be entitled to receive a non-refundable, non-creditable milestone payment of $10.0 million per clinical development candidate. We may also receive similar additional milestone payments for second or third generation compounds targeting the same collaboration target. These payments are due regardless of whether GSK exercises its license option, and are non-refundable.

Should GSK elect to exercise its option following successful completion of a given proof-of-concept trial for a collaboration program other than CCR9, we would be entitled to receive, per product candidate, (x) up to $72.0 million, in the aggregate, consisting of (i) option exercise fees following successful completion of a given proof-of-concept trial and (ii) regulatory filing milestones, and (y) regulatory approval milestones of up to $75.0 million in the aggregate for its license to the lead non-CCR9 collaboration compound, plus two back up compounds. Upon exercising the option to a non-CCR9 collaboration program, GSK would subsequently be solely responsible for all clinical development and commercialization expenditures worldwide. Furthermore, even if proof-of-concept trials for any of our product candidates result in positive outcomes, GSK may decide not to exercise its option. In the event that GSK elects not to exercise its option upon completion of a given proof-of-concept clinical trial, all rights to that program revert back to us, subject to a royalty obligation to GSK.

As noted above, we are eligible to receive development and regulatory milestones more than once per program, since any given program could yield more than one compound that reaches proof-of-concept. In addition, we are entitled to receive base royalties on net sales of the licensed products. The base royalties for each program differ, but are set at levels commensurate with the development stage of each program at the time GSK exercises its option. Given that the clinical development program for Traficet-EN has advanced beyond that of our other collaboration targets, base royalties for Traficet-EN are higher than those for products arising from our other collaboration programs. We are also entitled to receive sales milestones on a per product basis.

During the first contract year of this collaboration, we received approximately $73.5 million, consisting of up-front and milestone payments, an equity investment and research funding. This amount included a $5.0 million milestone payment which was triggered by GSK’s acceptance, in June 2007, of the nomination of our CCR1 antagonist, CCX354, as a candidate for full development.

If GSK does not exercise any of its options, the agreement would expire within 30 days of the termination of the option period with respect to the sixth product option. Termination of the sixth product option would occur 90 days after delivery to GSK by us of the sixth proof-of-concept trial report with respect to such sixth product option (or longer, as specified in the GSK agreement). Because such date is necessarily dependent upon completion of the last proof-of-concept trial, we are unable to determine with any certainty when termination of the sixth product option might occur. Otherwise, the agreement would expire with respect to each licensed product and country upon the expiration of the payment obligations of GSK for that licensed product in that country and would expire in its entirety upon the expiration of the last payment obligation of GSK for the last licensed product in the last country. GSK may terminate the collaboration agreement for any reason upon 90 days prior written notice to us; provided that GSK will remain obligated to pay us for any milestone or other payments achieved by us under the collaboration agreement before August 22, 2008, subject to certain requirements, including obtaining a license to third party intellectual property that is necessary to commercialize Traficet-EN. The agreement and each program under the agreement may also be terminated under certain circumstances, including breach or by GSK for insolvency. The rights and obligations of the parties that survive termination of the agreement vary depending on the basis of the termination.

In the event that Traficet-EN is subject to a third-party’s intellectual property rights and we are unable to secure a license from such third-party if required to commercialize Traficet-EN, then GSK may decide not to exercise its option in respect of Traficet-EN, or may instead decide to exercise its option in respect of another CCR9 compound, which would likely result in reduced milestone payments to us, or GSK may decide not to exercise any of its license options.

This alliance obligates us to use diligent efforts to carry out the research programs covered by the agreement. If we fail to do so and fail to cure such breach within the cure period provided under the terms of the agreement, we will be subject to certain provisions requiring payment by us to GSK. Alternatively, if we fail to cure such breach, at GSK’s election and subject to GSK’s payment of certain royalties to us, we would be required to grant GSK a worldwide exclusive license to certain of the compounds (and their associated back-up compounds) covered by the terms of the agreement, whether or not proof-of-concept has been achieved at such time.

Under the terms of the agreement, we are obligated to not, either alone or with a third party, conduct any research and development activities or grant any license or other rights with respect to the identification or optimization of small molecule antagonists or agonists, as applicable, of the defined collaboration targets unless and until the earlier of exercise by GSK of its last product option or termination of all early development programs with respect to such collaboration targets.

Under the terms of the agreement, GSK has the right, but not the obligation, to defend against third party patent infringement claims for licensed products. If GSK elects to defend against any such claims, it has the sole right to direct the defense of such claims and settle such claims at its own cost and expense. If GSK elects not to defend against such claims, we have the right, but not the obligation, to defend against such claims.

Our Proprietary Drug-Discovery Platform, EnabaLink

Since the founding of our company, we have developed a suite of proprietary drug discovery technologies, known collectively as EnabaLink, designed to better understand the chemokine system’s complexity and to accelerate a productive drug discovery program. EnabaLink is a suite of preclinical chemokine receptor assays, including patented processes, cell-based technologies and a queriable informational database. Enabalink is designed to accurately predict the specific chemokine and chemo-attractant receptors implicated in a given condition and identify and optimize small molecule compounds best suited for treatment of the disease. One of the initial tools that we internally developed is the first comprehensive functional map of the known receptor-ligand relationships and biological activities of the chemokine system which furnishes us with a thorough understanding of the role of a given chemokine receptor in the system as well as its likely effect on the migration of immune cells in a given inflammatory disease state.

As part of this platform, we have also developed a proprietary high throughput screening technology, known as RAM. RAM is a wholly new implementation of cell migration assays into a drug development format. The rapid plate-based technique detects functional reversal of the effects of high doses of chemokine ligands. Only specific inhibitors can fully reverse the cell migration, making RAM better at identifying chemokine receptor inhibitors while eliminating non-specific inhibitors and toxic inhibitors of cell migration. Our proprietary RAM screening technology typically uses cells expressing a given chemokine receptor in its natural environment and enables the screening of small molecule libraries against chemokine receptor targets which are not amenable to traditional screening technologies. Traditional drug screening techniques generally require tagged or labeled chemokine ligands, which can damage or denature sensitive ligands. In contrast, RAM uses native chemokines, native receptors and native human cells without any chemical modifications. Thus, this process produces novel chemical “hits” with structural diversity, allowing us to expand the number of chemical structures, which serve as starting points for subsequent optimization into product candidates. While this process is novel, it is limited to cells capable of migration.

We have leveraged EnabaLink to create a broad pipeline of promising chemokine-based product candidates. The combination of proprietary technologies and internally discovered product candidates has resulted in an intellectual property portfolio covering composition-of-matter and associated method of treatments for our compounds, novel biology-related discoveries, such as unique targets and new drug discovery technologies. We have generated six clinical or preclinical-stage programs, each targeting distinct chemokine receptors with different small molecule compounds. Product candidates emerging from these programs act with high affinity and selectivity in vitro by binding to the precise chemokine receptor associated with the essential inflammatory processes underlying a given condition. Our compounds are designed to be highly potent, to minimize off-target side effects as much as possible and to be orally-available for improved patient compliance, as well as to be easily and efficiently manufactured.

License Agreement

In connection with the mutually agreed upon termination of a collaboration agreement initially entered into in 1999, we have recently granted to a third party an exclusive, sublicensable, worldwide license under certain of our CXCR3 patents, a patent covering modulation of CCR4 function, and certain of our know-how to allow the third party to develop and commercialize certain enumerated CXCR3, CCR8 and CCR4 collaboration compounds. We retain the right to pursue, independently or with another third-party, CXCR3, CCR8 and CCR4 programs outside the scope of this agreement.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, novel biological discoveries, screening and drug development technology and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

As for the pharmaceutical products we develop and commercialize, as a normal course of business, we intend to pursue composition-of-matter patents, where possible, and dosage and formulation patents, as well as method of use patents on novel indications for known compounds. We also seek patent protection with respect to novel biological discoveries, including new targets and applications as well as adjuvant and vaccine candidates. We have also pursued patents with respect to our proprietary screening and drug development processes and technology. We have sought patent protection, either alone or jointly with our collaborators, as our collaboration agreements may dictate.

As of October 15, 2007, our patent estate, on a worldwide basis, includes over 85 issued patents and over 220 pending patent applications, with claims covering all of our current clinical stage product candidates. With respect to Traficet-EN, our lead development candidate, we have 25 issued patents worldwide relating to its chemical composition and over 40 other pending applications relating to our CCR9 program. Our key issued patents claiming the compound Traficet-EN as well as compositions thereof include U.S. 6,939,885, EP 1562940 (validated in 20 member states in the European Union) and Z.A. 2005/03663. At least one publicly available application, Serial No. 11/046,565, or the ‘565 application, covers a genus which includes Traficet-EN and methods of use thereof. Foreign applications containing claims similar to those in U.S. Patent No. 6,939,885 and the ‘565 application are pending. Several backup compounds to Traficet-EN, including CCX807, are included in a number of pending non-publicly available provisional applications.

Our lead development candidate in the CCR1 program, CCX354, and our lead compound in the CCR2 program, CCX140, are both covered by several provisional applications and utility applications, none of which are publicly available. Foreign applications for these candidates may be filed. In addition, we have 20 issued patents and over 130 pending applications relating to other small molecule compounds. In addition, we have over 20 issued patents and over 40 patent applications relating to our novel biological discoveries. We also have approximately 15 issued patents and approximately five pending applications relating to our proprietary screening and drug development technologies.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the U.S. are effective for twenty years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. However, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also twenty years from the earliest effective filing date. Our issued patents will expire on dates ranging from 2020 to 2024. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents.

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes like those we intend to develop and commercialize are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the U.S. The patent situation outside the U.S. is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries can diminish the value of intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our products and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own or may receive in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar products or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third party patent would require us to alter our development or commercial strategies, or our products or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the U.S. that also claim technology to which we have rights, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention.

On October 16, 2007, Millennium obtained a U.S. patent with claims to small molecules that modulate CCR9, compositions thereof, and methods of using them to treat conditions such as IBD. Millennium may contend that the claims of this recently issued patent cover our patented Traficet-EN product candidate. Currently, our activities related to Traficet-EN are exempt from patent infringement liability because these activities are strictly limited to obtaining information for regulatory approval. However, if and when our Traficet-EN related activities extend beyond those related to seeking regulatory approval, such as, for example, if and when we commercialize Traficet-EN, Millennium might then commence an infringement action against us based on this patent and/or other related patents that it may be granted in the future. If Millennium elects to sue us, we believe that we would have a viable defense to any such infringement suit and intend to vigorously defend against any such claims. However, we cannot assure you that the relevant court would find in our favor with respect to such defense. If we are unable to show that Millennium’s patent is invalid and we are unable to obtain a license from Millennium for the use of their intellectual property, this would materially impact our ability to manufacture and sell Traficet-EN or related candidate compounds found to be covered by Millennium’s patent claims. This could have a direct impact on whether GSK elects to exercise its option with respect to Traficet-EN. Under our agreement with GSK, if we are unable to secure licenses necessary to commercialize Traficet-EN, then GSK may decide not to exercise its option in respect of Traficet-EN, or may instead decide to exercise its option in respect of another CCR9 compound, which could result in reduced milestone payments to us, or may decide not to exercise any of its license options. Should GSK decide not to exercise its option upon completion of a given proof-of-concept trial, all rights to that program revert back to us, subject to a royalty obligation to GSK. We are in the process of advancing our CCX807 product candidate, a second generation CCR9 antagonist, into the clinic which we believe falls outside the scope of Millennium’s patent, however we can provide no assurance that we will have the same degree of success with such compound as we have experienced with Traficet-EN or that such second generation compound will not infringe the intellectual property rights of Millennium or other third parties.

In addition, substantial scientific and commercial research has been conducted for many years in the areas in which we have focused our development efforts, which has resulted in third parties having a number of issued patents and pending patent applications. Patent applications in the U.S. and elsewhere are published only after eighteen months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to Traficet-EN and any future products, discoveries or technologies we might develop may have already been filed by others without our knowledge.

Competition

We compete in the segments of the pharmaceutical, biotechnology and other related markets that address IBD, RA, MS and other autoimmune diseases and inflammatory disorders and cancer, each of which is highly competitive. We face significant competition from most pharmaceutical companies as well as biotechnology companies that are also researching and selling products designed to address these applications. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive expertise and experience in preclinical and clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

It is possible that our competitors will develop and market drugs that are less expensive and more effective than our future product candidates or that will render our product candidates obsolete. It is also possible that our competitors will commercialize competing drugs before we or our partners can launch any drugs developed from our product candidates. If approved for marketing by the FDA, Traficet-EN, our lead IBD product candidate, would compete against existing IBD treatments such as Remicade, Humira, and other TNF-a inhibitors, immunomodulatory drugs and corticosteroids and potentially against other novel IBD product candidates that are currently in development. Remicade is a humanized monoclonal antibody targeted to TNF-a, indicated for the treatment of Crohn’s disease, ulcerative colitis, rheumatoid arthritis, psoriasis, psoriatic arthritis and ankylosing spondylitis. Remicade was originally developed by Centocor, Inc. (a subsidiary of Johnson & Johnson), which has exclusive marketing rights to the drug in the U.S. Centocor granted Schering-Plough exclusive worldwide rights to certain territories outside the U.S. Mitsubishi Tanabe Pharma Co. has rights to market the drug in Japan. According to Datamonitor, annual sales for Remicade totaled $2.58 billion in 2005 in the U.S. and five major European countries. Humira, a similar drug, is also a human monoclonal antibody that acts as a TNF-a inhibitor. Marketed by Abbott Laboratories in the U.S. and Europe, Humira is approved for the treatment of Crohn’s disease, rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis. According to PharmaWeek, annual worldwide sales for Humira totaled $1.4 billion in 2005.

We believe that Traficet-EN offers three distinct advantages as compared to currently used biologic therapies such as Remicade and Humira. First, unlike Remicade and Humira which are given by infusion or injection, Traficet-EN will be administered by mouth as a capsule or a tablet. Patients generally prefer oral administration. We expect that oral administration of Traficet-EN will have a positive effect on patient compliance. Second, given that Traficet-EN is a more traditional small molecule which can be synthesized using standard chemistry processes the molecule will be cheaper to manufacture than biologic agents which require complex and expensive cell based systems to produce a given biologic agent. The lower cost of goods for Traficet-EN could result in a more favorable pricing structure which, in turn, could lead to pharmaco-economic benefits for patients and healthcare providers. Third, Traficet-EN’s mode of action may not lead to the broad suppression of the patient’s immune system which is often seen with TNF-a inhibitors. The question of whether Traficet-EN will also give a patient the feeling of improved well being within days of commencing therapy similar to what has been observed with TNF-a inhibitors has yet to be assessed in clinical trials.

If we were to pursue our CCR2 product candidate in MS and it is approved for marketing by the FDA for MS, that product candidate could compete against currently available therapies, such as Avonex, Betaseron, Rebif, Tysabri and Capoxone, as well as against other novel MS product candidates that are currently in development. Similarly, other future product candidates we are pursuing with respect to cancer, RA and other indications would compete against numerous existing and established drugs and against other novel drugs and therapies that are currently in development.

We expect that competition among any of our products approved for sale will be based on various factors, including product safety and efficacy, prevalence of negative side effects, reliability, ease of administration, availability, price, insurance coverage and reimbursement status and patent position. We believe that our ability to compete depends largely upon our ability to research, develop and commercialize our existing and future product candidates. Further, we need to continue to attract and retain qualified personnel, obtain patent protection, develop proprietary technology or processes and secure sufficient capital resources for the substantial time period between technological conception and commercial sales of products. Our ability to compete will also be affected by the speed at which we are able to identify and develop, conduct clinical testing and obtain regulatory approvals of our product candidates. Potential competitors may develop treatments that are more effective and/or safer than our product candidates or that would make our technology and product candidates obsolete or non-competitive.

Established pharmaceutical companies that currently sell or are developing drugs in our markets of interest include Abbott, Amgen, AstraZeneca, Bayer Schering, Biogen Idec, Elan, GlaxoSmithKline, Johnson & Johnson, Merck, Merck Serono, Millennium, Novartis, Pfizer, Procter & Gamble, SanofiAventis, Schering-Plough, Teva and Wyeth. Many or all of these established competitors are also heavily involved in research and drug development regarding various chemokine receptors. Biotechnology companies which are known to be involved in chemokine research and related drug development include Chemokine Therapeutics, Genzyme, Incyte, Metastatix, Millennium and UCB Pharma. In addition, established pharmaceutical companies are more frequently entering into partnerships with biotechnology companies for the purpose of developing drugs targeting the chemokine system. For example, Pfizer and Incyte entered into a collaboration agreement in November 2005 for the development and commercialization of CCR2 antagonists. These companies and others also compete with us in recruiting and retaining qualified scientific and management personnel, and in acquiring technologies complementary to, or necessary for, our programs.

Manufacturing

Our current product candidates are manufactured using common chemical engineering and synthetic processes from readily available raw materials. While we currently have limited experience in, and we do not own facilities for, manufacturing our product candidates, we are able to synthesize our current product candidates in limited quantities.

We rely on contract manufacturing organizations to produce our product candidates in accordance with the FDA’s current good manufacturing practices, or cGMP, regulations for use in our clinical trials. However, we currently rely on a single source supplier for our requirements of the API of each of our product candidates. The manufacture of pharmaceuticals is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of record keeping, production processes and controls, personnel and quality control. Through previous work at our contract manufacturers, we have been able to manufacture our current product candidates on the scale of several hundreds of kilograms. We expect to rely on contract manufacturers for the manufacture of clinical and commercial supplies of our compounds.

We purchase quantities of our product candidates from our contract manufacturers pursuant to purchase orders that we place from time to time. If we were unable to obtain sufficient quantities of product candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming. We believe we have multiple potential sources for our contract manufacturing.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, export and import of our product candidates.

In the U.S., the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and the FDA’s implementing regulations. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us. The process required by the FDA before our product candidates may be marketed in the U.S. generally involves the following:

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with the FDA’s current good laboratory practice, or cGLP, regulations;

•	submission to the FDA of an IND application which must become effective before human clinical trials in the U.S. may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current cGMP regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing the trials to commence or not allowing the trial to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be used. Each protocol must be submitted to the FDA as part of the IND. An independent institutional review board, or IRB, for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the study until it is completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, requirements, including the requirements for informed consent.

All clinical research performed in the U.S. in support of an NDA must be authorized in advance by the FDA under the IND regulations and procedures described above. However, a sponsor who wishes to conduct a clinical study outside the U.S. may, but need not, obtain FDA authorization to conduct the study under an IND. If a foreign clinical study is not conducted under an IND, the sponsor may submit data from the study to FDA in support of an NDA so long as the study is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the study is performed, whichever provides the greater protection to the participants in the study. We are currently conducting our PROTECT-1 study solely at foreign clinical research sites, and we do not have authorization from the FDA under an IND to conduct the study in the U.S. We have designed the study to comply with FDA regulatory requirements for the use of foreign clinical data in support of an NDA, and, if the trial is successful, we will submit data from the PROTECT-1 study in support of our future U.S. marketing application for Traficet-EN.

Clinical Trials

For purposes of NDA submission and approval, clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

•

Phase I clinical trials are initially conducted in a limited population of subjects to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients to gain an early indication of its effectiveness.

•	Phase II clinical trials are generally conducted in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific targeted indications in patients with the disease or condition under study.

•

Phase III clinical trials, commonly referred to as pivotal studies, are typically conducted when Phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile. Phase III clinical trials are generally undertaken with large numbers of patients, such as groups of several hundred to several thousand, to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

In some cases, the FDA may condition approval of an NDA on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post approval trials are typically referred to as Phase IV clinical trials. Because PROTECT-1 will enroll over 400 subjects and will be powered to provide statistically significant evidence of efficacy, we characterize PROTECT-1 as a Phase II/III clinical trial.

New Drug Applications

The results of preclinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more specified indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use.

Once an NDA has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. However, the review process is often significantly extended by FDA requests for additional information or clarification. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to NDAs within ten months of submission for standard review, but this timeframe is also often extended. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional clinical data or an additional Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data. Once the FDA approves an NDA, or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the drug reaches the market. Where a withdrawal may not be appropriate, the FDA still may seize existing inventory of such product or require a recall of any product already on the market. In addition, the FDA may require testing, including Phase IV clinical trials and surveillance programs to monitor the effect of approved products which have been commercialized. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these postmarketing programs.

A sponsor may also seek approval of its product candidates under programs designed to accelerate the FDA’s review and approval of NDAs. For instance, a sponsor may seek FDA designation of a product candidate as a “fast track product.” Fast track products are those products intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. If fast track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit under the FDA’s accelerated approval regulations. Approvals of this kind typically include requirements for appropriate post-approval Phase IV studies to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint. In addition, product candidates may be eligible for “priority review,” or review within a six-month timeframe from the date a complete NDA is accepted for filing, if a sponsor shows that its product candidate provides a significant improvement compared to marketed drugs. When appropriate, we intend to seek fast track designation and/or accelerated approval for our drug products. We cannot predict whether any of our product candidates will obtain a fast track and/or accelerated approval designation, or the ultimate impact, if any, of the fast track or the accelerated approval process on the timing or likelihood of FDA approval of any of our proposed products.

Drugs may be marketed only for the FDA-approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Before approving an application, the FDA will inspect the facility or the facilities at which the finished drug product, and sometimes the active drug ingredient, is manufactured, and will not approve the product unless cGMP compliance is satisfactory. The FDA may also inspect the clinical sites at which the trials were conducted to assess their compliance, and will not approve the product unless compliance with GCP requirements is satisfactory.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe a clinical trial has demonstrated safety and efficacy of one of our product candidates for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals which could delay or preclude us from marketing products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval. Depending on the nature of the change proposed, an NDA supplement must be filed and approved before the change may be implemented. For many proposed post-approval changes to an NDA, the FDA has up to 180 days to review the application. As with new NDAs, the review process is often significantly extended by the FDA requests for additional information or clarification.

Other Regulatory Requirements

Any products manufactured or distributed by us or our collaborators pursuant to FDA approvals would be subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

Third-Party Payor Coverage and Reimbursement

Although none of our product candidates has been commercialized for any indication, if they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state, and private levels. Government payor programs, including Medicare and Medicaid, private health care insurance companies, and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on drug coverage and reimbursement in the U.S. may cause reduced payments for drugs in the future include:

•	changing Medicare reimbursement methodologies;

•	fluctuating decisions on which drugs to include in formularies;

•	revising drug rebate calculations under the Medicaid program; and

•	reforming drug importation laws.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

International Regulation

In addition to regulations in the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the U.S., we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.

Employees

As of December 1, 2007, we had 69 full-time employees, 33 of whom hold a Ph.D., a M.D., or both. Of our total workforce, 57 employees are engaged in research and development, and 12 employees are engaged in business development, finance, legal, human resources, facilities, information technology administration and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages. We believe that our relations with our employees are good.

Facilities

Our corporate headquarters are located in Mountain View, California, where we lease 35,755 square feet of office and laboratory space. In April 2004, we entered into a ten year lease agreement for that facility.

We believe that our existing facilities are adequate for our current needs, as the facility has sufficient laboratory space to house additional scientists to be hired as we expand. When our leases expire, we may exercise our renewal options or look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of December 18, 2007:

Name	Age	Position(s)
Thomas J. Schall, Ph.D.	48	President, Chief Executive Officer and Director
Markus J. Cappel, Ph.D.	46	Chief Business Officer and Treasurer
Susan M. Kanaya	45	Senior Vice President, Finance, Chief Financial Officer and Secretary
Juan C. Jaen, Ph.D.	50	Senior Vice President, Drug Discovery
Maureen Howard, Ph.D.	54	Vice President of Research
Petrus (Pirow) Bekker, M.D., Ph.D.	47	Vice President of Clinical and Medical Affairs
David V. Goeddel, Ph.D.(2)(3)	56	Director
Regina Herzlinger, D.B.A.(1)(3)	64	Director
Roger C. Lucas, Ph.D.(3)	64	Director
Edward E. Penhoet, Ph.D.(1)(2)(3)	67	Director
Samuel P. Wertheimer, Ph.D.(1)(2)(3)	48	Director

(1)	Member of the audit and investment committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Thomas J. Schall, Ph.D., is the founder of our company and has served as our President, Chief Executive Officer and Director since November 1996. From December 1993 to November 1996, Dr. Schall worked at the DNAX Research Institute, a division of Schering-Plough Corporation, a pharmaceutical company. Prior to his work at the DNAX Research Institute, he worked as a scientist with Genentech, Inc., a pharmaceutical company. Dr. Schall participated in some of the earliest discoveries of chemokine system function and activities. Dr. Schall cloned one of the first chemokines to be discovered, and provided some of the earliest data for the existence of the previously unknown family of molecules which later came to be called the chemokines. Dr. Schall’s laboratories have been responsible for the discovery or co-discovery of almost one-third of all known chemokine receptors. Dr. Schall received his B.S. in biology from Northern Illinois University and his Ph.D. in cancer biology from Stanford University.

Markus J. Cappel, Ph.D., has served as our Chief Business Officer since February 2007, and Treasurer since August 2004. From March 2003 to February 2007, he served as our Senior Vice President of Corporate and Business Development. From October 2001 to March 2003, Dr. Cappel served as our Vice President of Business Development. Prior to joining us, Dr. Cappel served as Vice President of Business Development at Alkermes, Inc., a biotechnology company, from 1998 to 2001. Prior to this, he served as Director of Business Development with Millennium Pharmaceuticals as well as in various business development roles at Cygnus, Inc., a biotechnology company. Dr. Cappel received his B.S. in pharmacy and his Ph.D. in pharmaceutics from J.W. Goethe University, Frankfurt, Germany, and his M.B.A. from Harvard Business School. Dr. Cappel also completed postdoctoral studies in pharmaceutics at the University of Michigan.

Susan M. Kanaya has served as our Senior Vice President, Finance, and Chief Financial Officer since January 2006, and Secretary since February 2006. Prior to joining us, Ms. Kanaya served as Senior Vice President, Finance, and Chief Financial Officer at Kosan Biosciences Inc., a biotechnology company, from 1999 to 2005. Prior to this, she served in financial management positions, most recently as Vice President, Finance, and Treasurer, at SUGEN, Inc., a biotechnology company, from 1994 to 1999. Ms. Kanaya also served as Controller with high technology companies and as a public accountant with KPMG. Ms. Kanaya received her B.S. in business administration from the University of California, Berkeley.

Juan C. Jaen, Ph.D., has served as our Senior Vice President, Drug Discovery, since January 2007. From 1996 to 2006, Dr. Jaen was employed at Tularik, a biotechnology company, and then Amgen Inc., a pharmaceutical company (following Tularik’s acquisition by Amgen in 2004), most recently serving as Vice President of Chemistry. From 1983 to 1996, Dr. Jaen was employed at Parke-Davis/Warner-Lambert, a pharmaceutical company, most recently as Chemistry Director, with responsibility for the neurodegenerative disease research area. Dr. Jaen holds a Ph.D. in organic chemistry from the University of Michigan.

Maureen Howard, Ph.D., has served as our Vice President of Research since May 2001. Prior to joining us, Dr. Howard served as Vice President and Director of Research and Development at Corixa Corporation, a biotechnology company, from April 1997 to May 2001. From January 1986 to April 1997, she was a founding Director of the Immunology Department at the DNAX Research Institute. Dr. Howard has extensive experience specializing in the fields of inflammation and autoimmunity and is credited with the discovery of the immunoregulator interleukin 4 and played a key role in the discovery of anti-inflammatory agent interleukin 10. Dr. Howard received her B.S. in biochemistry from the University of Melbourne, Australia, and her Ph.D. in immunology from the Walter and Eliza Hall Institute at the University of Melbourne, Australia.

Petrus (Pirow) Bekker, M.D., Ph.D., has served as our Vice President of Clinical and Medical Affairs since April 2005. Prior to joining us, Dr. Bekker worked at Amgen Inc., where he served as Senior Director of Global Safety from July 2004 to April 2005 and as Senior Director of Clinical Development and Director of Clinical Development from December 1997 to July 2004. Prior to this, he served as a clinical researcher and scientist at Procter & Gamble Pharmaceuticals in various capacities for seven years. Dr. Bekker received his Ph.D. in molecular biology from Pennsylvania State University and his M.D. and medical training in South Africa at the University of Pretoria.

David V. Goeddel, Ph.D., has served as a member of our board of directors since March 1999. Since February 2007, Dr. Goeddel has been a managing partner of The Column Group, a venture capital fund. From June 2006 to February 2007, Dr. Goeddel was an independent consultant. From August 2004 to June 2006, Dr. Goeddel served as Senior Scientific Vice President for Amgen Inc. (following Tularik’s acquisition by Amgen in 2004). Dr. Goeddel co-founded Tularik in November 1991, and served as its Chief Executive Officer from April 1996 until August 2004 and as its Vice President of Research from 1993 to 1996. From 1978 to 1993, Dr. Goeddel worked at Genentech, Inc., most recently as Genentech Fellow and Director of Molecular Biology. Dr. Goeddel received his B.A. in chemistry from the University of California, San Diego, and his Ph.D. in biochemistry from the University of Colorado. Dr. Goeddel also performed postdoctoral research at the Stanford Research Institute.

Regina Herzlinger, D.B.A., has served as a member of our board of directors since November 2005. Dr. Herzlinger is the Nancy R. McPherson Professor of Business Administration Chair at the Harvard Business School. Dr. Herzlinger is currently on the board of WellCare Health Plans, Inc. She received her S.B. from the Massachusetts Institute of Technology and her D.B.A. from the Harvard Business School.

Roger C. Lucas, Ph.D., has served as a member of our board of directors since September 1997. Since 1985, Dr. Lucas has served as Vice Chairman and a member of the board of directors of Techne Corporation, a biotechnology company. From 1985 to 1995, Dr. Lucas served as the Chief Scientific Officer, Executive Vice President and Secretary of Techne Corporation and the founder of its Biotechnology Division. Prior to this, Dr. Lucas was Vice President of Research at R&D Systems, now a subsidiary of Techne, where he worked for over 10 years. Dr. Lucas received his B.S. in biology and chemistry from St. Mary’s College, Minnesota, and his Ph.D. in physiology and cell biology from the Illinois Institute of Technology. Dr. Lucas also presently serves on the board of directors of a number of privately held companies.

Edward E. Penhoet, Ph.D., has served as a member of our board of directors since December 2007. Since September 2004, Dr. Penhoet has served as President of the Gordon and Betty Moore Foundation. From July 2002 to September 2004, he served as its Chief Program Officer, Science and Higher Education. Since August

2000, Dr. Penhoet has been a principal of Alta Partners, a venture capital firm. He served as Dean of the School of Public Health at the University of California, Berkeley from July 1998 to July 2002. From May 1998 to February 2001, Dr. Penhoet served as Vice Chairman of the Board of Chiron Corporation, a biotechnology company, which he co-founded in 1981. From 1981 to May 1998, he served as President, Chief Executive Officer and a director of Chiron. From 1971 to 1981, he was a faculty member in the Department of Biochemistry at the University of California, Berkeley. In December 2004, Dr. Penhoet was appointed Vice Chairman of the Independent Citizen’s Oversight Committee of the California Institute of Regenerative Medicine. Dr. Penhoet received a A.B. in Biology from Stanford University and a Ph.D. in Biochemistry from the University of Washington. Dr. Penhoet currently serves as a director of Renovis, Inc. and ZymoGenetics, Inc., as well as certain private companies.

Samuel P. Wertheimer, Ph.D., has served as a member of our board of directors since May 2001. Since April 2000, Dr. Wertheimer has served as a Private Equity Partner with OrbiMed Advisors LLC and OrbiMed Capital LLC, each of which is a healthcare asset management company. From December 1998 to March 2000, he served as Director in the Office of Industrial Liaison at the New York University School of Medicine. From 1996 to 1998, Dr. Wertheimer served as Director of Technology Assessment at Paramount Capital Investments, LLC, an investment group specializing in the biotechnology industry. Dr. Wertheimer received his B.A. from Johns Hopkins University, his M.P.H. from Yale University, and his Ph.D. in molecular biology from New York University. Dr. Wertheimer also serves on the board of directors of Biodel, Inc., InteKrin, Inc., and NeurAxon, Inc.

Board Composition

Our board of directors currently consists of six members. Our amended and restated bylaws will permit the authorized number of directors to be determined by resolution of the board of directors or by the stockholders at the annual meeting of stockholders. Each director elected shall hold office until his or her successor is elected and qualified. Effective upon the closing of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2009;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2010; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2011.

Upon the closing of this offering, Class I shall consist of                      and             , Class II shall consist of                      and              , and Class III shall consist of                      and              . At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire shall serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

Our board of directors has established three standing committees: the audit and investment committee, the compensation committee and the nominating and corporate governance committee.

Audit and Investment Committee

The audit and investment committee is composed of Drs. Herzlinger, Penhoet (our audit committee financial expert), and Wertheimer, all of whom will be independent, within the meaning of applicable SEC rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, upon completion of this offering. We believe that the composition and functioning of our audit and investment committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our audit and investment committee is responsible for overseeing our accounting and financial reporting processes and audits of our consolidated financial statements on behalf of our board of directors. Our independent auditor reports directly to the audit and investment committee. The specific powers and responsibilities of our audit and investment committee include:

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appointing, assessing the qualifications of, compensating, retaining, and overseeing the work of our independent auditor, for the purpose of preparing or issuing an auditor’s report or performing other audit, review and attest services;

•	reviewing our annual audited consolidated financial statements with management and our independent auditor;

•	reviewing the appointment and replacement of, and meeting with, our internal auditor to discuss significant reports to management;

•

overseeing and monitoring the integrity of our consolidated financial statements, our compliance with legal and regulatory requirements as they relate to consolidated financial statements or accounting matters, our independent auditor’s qualifications, independence and the performance of our internal accounting and financial controls;

•	determining whether to recommend to our board of directors that the audited consolidated financial statements be included in our annual report for the fiscal year subject to the audit;

•	reviewing all related party transactions on an ongoing basis;

•	preparing the report that SEC rules require be included in our annual proxy statement;

•	providing our board of directors with the results of its monitoring and recommendations;

•

providing our board of directors with additional information and materials as it deems necessary to make our board of directors aware of significant financial matters that require the attention of our board of directors; and

•	evaluating its own performance on an annual basis.

Compensation Committee

The compensation committee is composed of Drs. Goeddel, Penhoet and Wertheimer, all of whom will be independent, within the meaning of applicable SEC and Nasdaq rules, upon completion of this offering. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our compensation committee is responsible for, among other things:

•

reviewing and approving our corporate goals and objectives relating to the compensation of our chief executive officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives, and determining and approving the compensation of our Chief Executive Officer based on such evaluation;

•

reviewing, approving and making recommendations to our board of directors regarding compensation of our officers, directors and certain employees; reviewing and approving general compensation goals and guidelines for employees and the criteria by which bonuses, long-term incentive compensation, stock options, employee pension and welfare benefits plans are determined;

•	determining our policy with respect to change of control or “parachute” payments;

•	managing and reviewing executive officer and director indemnification and insurance matters;

•	preparing the compensation committee report to be included as part of our annual proxy statement; and

•	evaluating its own performance on an annual basis.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is composed of Drs. Goeddel, Herzlinger, Lucas, Penhoet and Wertheimer, all of whom will be independent, within the meaning of applicable SEC and Nasdaq rules, upon completion of this offering. We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our nominating and corporate governance committee is responsible for, among other things:

•	overseeing our board of director’s annual review of its performance, composition, and organization, and making recommendations on these matters to our board of directors;

•	reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to our board of directors;

•	reviewing the performance of each current director and determining whether to recommend the nomination of such director for an additional term; and

•	evaluating its own performance on an annual basis.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section we summarize our plans and programs for compensating our executive officers who are named in the Summary Compensation Table that appears below. These “named executive officers” consist of our President and Chief Executive Officer, our Senior Vice President, Finance, and Chief Financial Officer, and our three other most highly paid executive officers as determined by total compensation during 2007. These individuals are: Thomas J. Schall, Ph.D., President and Chief Executive Officer, Susan M. Kanaya, Senior Vice President, Finance, and Chief Financial Officer, Markus J. Cappel, Ph.D., Chief Business Officer, Petrus J. Bekker, M.D., Ph.D., Vice President, Medical and Clinical Affairs, and Juan C. Jaen, Ph.D., Senior Vice President, Drug Discovery.

Overview

We recognize that the ability to excel depends on the integrity, knowledge, imagination, skill, diversity and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement and teamwork—an environment that rewards commitment and performance and that is responsive to the needs of our employees. The objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

•	attract, engage and retain the workforce that helps ensure our future success;

•	motivate and inspire employee behavior that fosters a high-performance culture;

•	support a cost-effective and flexible business model;

•	reinforce key business objectives; and

•	align employee interests with stockholder interests.

Most of our compensation elements simultaneously fulfill one or more of these objectives. These elements consist of (1) base salary, (2) performance bonus, (3) long-term equity incentives, (4) retirement savings opportunity, (5) perquisites, health and welfare benefits and other compensation and (6) post-termination benefits. Each component aligns the interests of our named executive officers with the interests of our stockholders in different ways, whether through focusing on short-term and long-term performance goals, promoting an ownership mentality toward one’s job, linking individual performance to our performance or by ensuring healthy employees. This mix of compensation is intended to ensure that total compensation reflects our overall success or failure and to motivate executive officers to meet appropriate performance measures. In determining each element of compensation for any given year, the compensation committee considers and determines each element individually and then reviews the resulting total compensation and determines whether it is reasonable. We have no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Each of these compensation elements is described in more detail below.

The compensation programs in which our named executive officers participate are additionally designed to tie annual and long-term cash and equity incentives to the achievement of specified performance objectives, and to align executives’ incentives with the interests of our stockholders.

Compensation Determination Process

The compensation committee develops, reviews and approves each of the elements of the executive compensation program of our company as a whole and for our named executive officers individually, and regularly assesses the effectiveness and competitiveness of the program.

In the first quarter of each year, the compensation committee typically reviews the performance of each of our named executive officers during the previous year. At this time the compensation committee also reviews the company’s performance relative to the corporate performance objectives set by the compensation committee for the previous year and makes final bonus payment determinations based on the company’s performance and the compensation committee’s evaluation of each named executive officer’s performance relative to his or her individual performance objectives for the prior year. In connection with this review, the compensation committee also reviews and adjusts, as appropriate, annual base salaries for our named executive officers and grants additional stock option awards to our named executive officers and certain other eligible employees for the coming fiscal year.

Commencing in 2007, our compensation committee also sets the corporate performance objectives and individual performance objectives for purposes of our performance bonus programs during the first quarter of each year. Our Chief Executive Officer, with the assistance and support of the human resources department and the other executive officers, aids the compensation committee by providing annual recommendations regarding the compensation of all of our named executive officers, other than himself. The compensation committee also, on occasion, meets with our Chief Executive Officer to obtain recommendations with respect to our compensation programs and practices generally. The compensation committee considers, but is not bound to accept, the Chief Executive Officer’s recommendations with respect to named executive officer compensation.

Our Chief Executive Officer generally attends all of the compensation committee meetings, but the compensation committee also holds executive sessions not attended by any members of management or non-independent directors, as needed from time to time. The compensation committee discusses our Chief Executive Officer’s compensation package with him, but makes decisions with respect to his compensation without him present. The compensation committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to subcommittees. For 2007, the compensation committee has delegated to Dr. Schall, our President and Chief Executive Officer, the authority to make determinations with respect to the weightings of corporate and individual performance goals for purposes of annual performance bonuses.

Historically, in making compensation decisions, it has been the practice of the compensation committee to review the historical levels of each element of a named executive officer’s total compensation. The compensation committee has not historically reviewed relevant market compensation data.

In October 2006, we retained Frederick W. Cook & Co., Inc., an independent compensation consultant, to review our compensation programs and practices and to provide a market survey of compensation information for comparable companies. For compensation decisions made after October 2006, the compensation committee refers to a market comparison group, which includes other comparable companies within our industry, other biotechnology companies of similar size in terms of revenue and market capitalization, and companies which are otherwise relevant. As of October 2006, these companies included: Affymax, Inc., Alexza Pharmaceuticals, Inc., Alnylam Pharmaceuticals, Inc., Altus Pharmaceuticals Inc., Anadys Pharmaceuticals, Inc., Auxilium Pharmaceuticals, Inc., Coley Pharmaceutical Group, Inc., CoTherix, Inc., Critical Therapeutics, Inc., Dynavax Technologies Corporation, Favrille, Inc., Icagen, Inc., Immunicon Corporation, Inhibitex, Inc., Memory Pharmaceuticals Corp., Metabasis Therapeutics, Inc., Momenta Pharmaceuticals, Inc., Tercica, Inc., Threshold Pharmaceuticals, Inc., Trubion Pharmaceuticals, Inc., Vanda Pharmaceuticals Inc., ViaCell, Inc., Xcyte Therapies, Inc., Xenogen Corporation and XenoPort, Inc. These companies were selected because all of them had initial public offerings within the two and one-half year period prior to the date of such report. The compensation consultant then worked backwards from the disclosure provided by these companies at the time of their initial public offerings to obtain cash and equity compensation practices for such companies at a time in their life cycle that was comparable to ours.

The compensation consultant also referred to the Radford Bio-Technology Survey, sized for companies with less than 150 employees. This survey data was disregarded where our peer companies provided exact position matches for our executives. In particular, Dr. Schall’s cash compensation, as our President and Chief Executive Officer, was compared to individuals holding the same titles at our peer group companies and the survey data was not used. However, for all other named executive officers, no direct match was available. In that case, the Radford Bio-Technology Survey data described above was weighted 50% and the peer group data was weighted 50%, in each case using data for the most comparable executive positions covered by such surveys or peer group.

However, our compensation committee does not establish compensation levels based on benchmarking. Our compensation committee relies upon the judgment of its members in making compensation decisions, after reviewing our performance and carefully evaluating a named executive officer’s performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with our company, current compensation arrangements and long-term potential to enhance stockholder value. While competitive market compensation paid by other companies is reviewed by the compensation committee, the compensation committee does not attempt to set compensation at a certain target percentile within a peer group or otherwise rely entirely on that data to determine named executive officer compensation. Instead, the compensation committee incorporates flexibility into our compensation programs and in the assessment process to respond to and adjust for the evolving business environment.

We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. Any apportionment goal is not applied rigidly and does not control our compensation decisions, and our compensation committee does not have any policies for allocating compensation between long-term and short-term compensation or cash and non-cash compensation. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our named executive officers to deliver superior performance and retain them to continue their careers with us on a cost-effective basis.

Our company does not have a formal policy to adjust or recover awards or payments if the relevant performance measures upon which they are based are restated or are otherwise adjusted in a manner that would otherwise reduce the size of the initial payment or award.

Base Salaries

In general, base salaries for our named executive officers are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience and prior salary. We have entered into employment agreements with each of our named executive officers setting forth their initial base salaries, which employment agreements were approved by our compensation committee. Base salaries of our named executive officers are reviewed annually by our compensation committee and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding salary increases may take into account the executive officer’s current salary and the amounts paid to an executive officer’s peers inside our company by conducting an internal analysis which compares the pay of each executive officer to other members of the management team. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. Base salaries are not automatically increased if the compensation committee believes that other elements of compensation are more appropriate in light of our stated objectives. This strategy is consistent with our intent of offering compensation that is both cost-effective and contingent on the achievement of performance objectives.

The total compensation of our Chief Executive Officer is based upon the same policies and criteria used for other named executive officers as described above. Each year the compensation committee reviews the Chief Executive Officer’s compensation arrangements and his individual performance for the previous fiscal year, as well as our company’s performance as a whole, and makes adjustments to such compensation, if appropriate.

In late 2005, the compensation committee reviewed the base salaries for all of the named executive officers employed by us at that time and set the base salaries to be in effect during 2006. In November 2006, the compensation committee set annual base salaries for all of the named executive officers employed by us at the time. These base salaries were set based on the compensation committee’s analysis of the foregoing factors. The actual base salaries paid to all of our named executive officers for 2006 and 2007 are set forth in the “Summary Compensation Table” below.

In February 2007, the compensation committee set annual base salaries for our current executive officers to be in effect until the next annual review. Base salaries for 2008 have not yet been determined. The 2007 base salaries for our current executive officers are as follows:

Named Executive Officer	2007 Base Salary	Percentage Increase from 2006 Base Salary

Thomas J. Schall, Ph.D.	$350,000	8%
Susan M. Kanaya	$304,500	5%
Markus J. Cappel, Ph.D.	$290,000	16%
Petrus J. Bekker, M.D., Ph.D.	$290,975	3%
Juan C. Jaen, Ph.D.	$280,000	N/A	(1)

(1)	Dr. Jaen was appointed Senior Vice President, Drug Discovery in January 2007.

The base salary increases for our named executive officers from 2006 to 2007 were based on the compensation committee’s review of each named executive officer’s performance evaluation, which were prepared by Dr. Schall for each named executive officer other than himself. With respect to Dr. Cappel, he was promoted to the position of Chief Business Officer in February 2007, and his increase in base salary is greater than that of the other named executive officers in order to recognize the increase in his job responsibilities in addition to his outstanding performance during 2006, especially with respect to the consummation of the GSK transaction.

Dr. Schall’s base salary was increased by 8% due to the compensation committee’s determination that his performance during 2006 had been exemplary and in light of his role in the consummation of the GSK transaction.

Performance Bonuses

Each named executive officer is also eligible for a performance bonus based upon the achievement of corporate performance objectives approved by our compensation committee and individual performance objectives mutually agreed upon by our Chief Executive Officer and the executive.

The compensation committee, in its discretion, may also award amounts either below or in excess of targets for both corporate and individual portions based on performance outside of the stated goals and objectives. With respect to each year, the corporate performance goals are generally designed to be achievable given effective performance of the executive officers and our company. All final bonus payments to our named executive officers are determined by our compensation committee.

2006 Bonuses

For 2006, each named executive officer was eligible to receive a target bonus of up to 15% of his or her base salary. For 2006, the award of bonuses by the compensation committee was not based on any specific elements or determined by reference to any tangible quantitative or qualitative factors, but rather was based on the compensation committee’s subjective opinion of certain officers’ overall performance of their duties. For named executive officers other than Dr. Schall, the compensation committee’s review of the officer’s overall performance was primarily based on Dr. Schall’s subjective review and opinion of each individual’s performance, which was provided to the compensation committee. The compensation committee did not follow any guidelines in determining such cash bonus awards.

Due to the compensation committee’s determination that Dr. Schall’s performance during 2006 had been exemplary and in light of his role in the consummation of the GSK transaction, the compensation committee determined to pay Dr. Schall an additional bonus equal to 5% of his base salary above and beyond this target bonus, which additional bonus is reflected in his total actual bonus above.

2007 Bonuses

For 2007, Dr. Schall’s target bonus is 40% of his base salary, and the other named executive officers have target bonuses of 25% of their base salaries. The compensation committee determined to raise the target bonuses for the named executive officers due to a belief that the 2006 targets were not competitive, in part due to the company’s experience while hiring Juan Jaen, Ph.D., the Company’s Senior Vice President, Drug Discovery, who joined the company in January 2007, and could impact the company’s ability to hire and retain executives. It is not anticipated that actual bonuses will be paid out for 2007 at the target levels unless extraordinary performance is achieved. The established bonus operating targets for 2007 represent a substantial stretch beyond the actual results achieved in 2006. In setting these performance objectives, and based on anticipated 2007 results, we realize that the achievement of such performance objectives will be challenging. However, we believe that stretch performance objectives were appropriate in pursuit of continuous improvement.

For 2007, the corporate performance objectives applicable to our named executive officers’ bonus opportunities include: (1) objectives related to clinical trials (40-45% weighting), (2) drug discovery milestones (10-15% weighting), (3) financial objectives (25% weighting), and (4) general corporate objectives (20% weighting).

Objectives related to clinical trials include the achievement of target enrollment projections for the induction phase of our PROTECT-1 clinical trial, the initiation of a Phase II clinical trial for an expanded indication for Traficet-EN, progress related to completion of cardiac tests for Traficet-EN and the filing of INDs and advancement into Phase I clinical trials of one or more development compounds. Objectives related to drug discovery include declaration of a small molecule lead in our CXCR7 program and the development of a new target for a path to an IND. Financial objectives include adherence to the approved budget, expansion and implementation of infrastructure to support a public company, including dedication of resources to ensure compliance with the Sarbanes-Oxley Act, and progress toward completion of this offering at a targeted valuation. General corporate objectives include strategic hiring of new employees and completion of a business development deal, as appropriate. The compensation committee intends to review and evaluate the achievement of these performance objectives at its meeting scheduled in February 2008.

For 2007, the compensation committee further determined that the performance goals should be 50-75% corporate goals and 25-50% individual goals, but delegated to Dr. Schall the final decision with respect to the weighting of such goals based on each named executive officer’s specific role and position. However, the committee intends to award 2007 bonuses based solely on the attainment of the pre-established corporate goals and may adjust such bonus awards upwards based on the committee’s subjective assessment of each named executive officer’s individual performance, and the recommendations of Dr. Schall with respect to the named executive officers other than himself, and not individual performance against any pre-determined individual objectives.

	2006			2007
Named Executive Officer	Bonus	Target Bonus as a Percentage of Base Salary	Actual Bonus as a Percentage of Base Salary	Bonus	Target Bonus as a Percentage of Base Salary	Actual Bonus as a Percentage of Base Salary
Thomas J. Schall, Ph.D.	$65,000	15%	20%	(1)	40%	(1)
Susan M. Kanaya	$43,500	15%	15%	(1)	25%	(1)
Markus J. Cappel, Ph.D.	$37,500	15%	15%	(1)	25%	(1)
Petrus J. Bekker, M.D., Ph.D.	$14,125	15%	5%	(1)	25%	(1)
Juan C. Jaen, Ph.D.	N/A	N/A	N/A	(1)	25%	(1)

(1)	Bonuses for the named executive officers for 2007 have not yet been determined. The compensation committee intends to determine the 2007 bonuses in early 2008.

Long-Term Equity Incentives

The goals of our long-term, equity-based incentive awards are to align the interests of our named executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our named executive officers through the vesting period of the awards. In determining the size of the long-term equity incentives to be awarded to our named executive officers, we take into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to our company and the size of prior grants. Our compensation committee does not refer to competitive market data in determining long-term equity incentive awards.

To reward and retain our named executive officers in a manner that best aligns employees’ interests with stockholders’ interests, we use stock options as the primary incentive vehicle for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe options provide meaningful incentives to employees to achieve increases in the value of our stock over time.

Annual grants of options are typically approved by the compensation committee during the summer of each year. While the majority of stock option awards to our employees have been made pursuant to our annual grant program, the compensation committee retains discretion to make stock option awards to employees at other times, including in connection with the hiring of an employee, the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or the compensation committee. We have not granted any equity awards other than stock options to date.

The exercise price of each stock option grant is the fair market value of our common stock on the grant date, as determined by our board of directors. Since December 2005, we have conducted periodic valuation analyses of our common stock. Except as described below, we have never granted stock options with an exercise price that is less than the fair market value of our common stock on the grant date, as determined pursuant to our equity incentive plans. Except as otherwise described in this Compensation Discussion and Analysis, stock option awards to our named executive officers typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the option grant and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter. For a description of certain accelerated vesting provisions applicable to such options, see “Summary Compensation—Equity Compensation and Other Benefit Plans” below. We do not have any security ownership requirements for our named executive officers.

As a privately-owned company, there has been no active market for our common stock. Accordingly, we have had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information.

In 2006, the compensation committee did not award annual stock option grants to any of our named executive officers. In connection with her commencement of employment in January 2006, the compensation committee awarded Ms. Kanaya options to purchase 415,000 shares of our common stock that vest over four years as described above and were originally granted with an exercise price of $0.44 per share, which the compensation committee determined was the fair market value per share of our common stock on the date of grant. The determination of the appropriate option grant for Ms. Kanaya was made by the compensation committee after considering the marketplace data available through its independent compensation consultant and through negotiation with Ms. Kanaya at the time of her initial hire and based on our prior practice with new hires. In coming to this determination, the compensation committee did not follow any guidelines nor are there any such standing guidelines regarding the exercise of such discretion. Subsequent to such grant, we conducted a retrospective valuation of our common stock at December 31, 2005 and determined that the fair market value of our common stock was $1.00 per share at December 31, 2005. In order to avoid potential adverse tax consequences to Ms. Kanaya, in October 2007, our compensation committee approved an increase to the exercise price of such options to $1.00 per share, which represents the exercise price of options that were issued immediately following the retrospective valuation. Our compensation committee further approved periodic cash bonuses to Ms. Kanaya, commencing in January 2008, in the amount of the increased exercise price of $0.56 per share, to be paid as the amended options vest and become exercisable.

In February 2007, Dr. Cappel was granted an option to purchase 100,000 shares of our common stock that vest over four years and have an exercise price of $2.15 per share, which was the fair market value per share of our common stock on the date of grant, as determined by our board of directors. These stock options were granted in recognition of Dr. Cappel’s promotion to Chief Business Officer in February 2007. The determination of the appropriate option grant for Dr. Cappel was made by the compensation committee after considering the marketplace data available through its independent compensation consultant and based on the compensation committee’s subjective assessment of Dr. Cappel’s overall performance of his duties and the value of his contributions to the Company. Based on these factors, the compensation committee determined that the option grant was appropriate for Dr. Cappel. In coming to this determination, the compensation committee did not follow any guidelines nor are there any such standing guidelines regarding the exercise of such discretion.

In February 2007, Dr. Jaen was granted an option to purchase 395,000 shares of our common stock that vest over four years and have an exercise price of $2.15 per share, which was the fair market value per share of our common stock on the date of grant, as determined by our board of directors. These stock options were granted in connection with Dr. Jaen’s commencement of employment. The determination of the appropriate option grant for Dr. Jaen was made by the compensation committee after considering the marketplace data available through its independent compensation consultant and based on negotiations with Dr. Jaen. Based on these factors, the compensation committee determined that the option grant was appropriate for Dr. Jaen. In coming to this determination, the compensation committee did not follow any guidelines nor are there any such standing guidelines regarding the exercise of such discretion.

Retirement Savings

All of our full-time employees in the U.S., including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $15,500 in 2007 and to have the amount of this reduction contributed to our 401(k) plan. While we may elect to make matching contributions, no contributions have been made.

Perquisites, Health and Welfare Benefits and Other Compensation

The establishment of competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel.

Health and Welfare Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance, in each case on the same basis as other employees. We believe that these health and welfare benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We do not provide significant perquisites or personal benefits to our named executive officers. We do, however, pay the premiums for term life insurance for our named executive officers.

Post Termination Benefits

We have entered into employment agreements which provide for certain severance benefits in the event a named executive officer’s employment is involuntarily or constructively terminated. Such severance benefits are designed to alleviate the financial impact of an involuntary termination through salary continuation and equity award vesting acceleration and with the intent of providing for a stable work environment. We extend severance benefits because they are essential to help us fulfill our objective of attracting and retaining key managerial talent. These agreements are intended to be competitive within our industry and company size and to attract highly qualified individuals and encourage them to be retained by us. While these arrangements form an integral part of the total compensation provided to these individuals and are considered by the compensation committee when determining executive officer compensation, the decision to offer these benefits did not influence the compensation committee’s determinations concerning other direct compensation or benefit levels. The compensation committee has determined that such arrangements offer protection that is competitive within our industry and company size and attract highly qualified individuals and encourage them to be retained by us. In determining the severance benefits payable pursuant to the executive employment agreements, the compensation committee considered the input of our executives as to what they expected and what level of severance benefits would be sufficient to retain our current executive team and to recruit talented executives in the future. Each member of our executive team executed an employment agreement at the time of his or her initial hire, the terms of which were set by negotiation at that time. Over time, as more executives were added to our team, the employment agreements with such executives had become inconsistent with each other and different executives were entitled to different severance benefits solely based on their negotiating position at the time of their initial hire. In 2007, our compensation committee, following input from our executive team, determined that the severance benefits for each of our executives should be conformed with respect to the benefits available in the event of a termination without cause or resignation for good reason following a change in control. Each executive’s employment agreement was amended in 2007 to incorporate such benefits, which are described below under the heading “—Summary Compensation—Discussion of Summary Compensation and Grants of Plan-Based Awards Tables—Employment Agreements.” The non-change of control severance benefits for each of Drs. Schall and Cappel and Ms. Kanaya were also brought into line with the benefits previously provided to Ms. Kanaya in order to eliminate the differences in their pre-existing employment agreements. The non-change of control severance benefits for Dr. Bekker and Ms. Howard were left unchanged. As is the case with other elements of compensation, in making the decision to extend these benefits, the compensation committee relied on the assurances of its independent advisor that the programs are representative of market practice, both in terms of design and cost. For a description of the employment agreements with our named executive officers, see “Summary Compensation—Employment Agreements” below.

As described above, we routinely grant our named executive officers stock options under our equity incentive plans. For a description of the change in control provisions in such equity incentive plans applicable to these stock options, see “Summary Compensation—Equity Compensation Plans and Other Benefit Plans” below.

Tax Deductibility of Executive Compensation

The compensation committee and our board of directors have considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the executive officers named in the proxy statement, unless compensation is performance based. We have adopted a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m).

In approving the amount and form of compensation for our executive officers, the compensation committee will continue to consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m).

Accounting for Stock-Based Compensation

Effective January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of FASB Statement No. 123R.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

SUMMARY COMPENSATION

Summary Compensation Table

The following table shows information regarding the compensation earned by our named executive officers for the fiscal years ended December 31, 2006 and 2007.

Name and Principal Position	Year	Salary	Bonus		Stock Option Awards		Non-Equity Incentive Plan Compensation	All Other Compensation(1)	Total
Thomas J. Schall, Ph.D. President and Chief Executive Officer	2007	$350,000		(2)	$22,352	(3)	—	$450	$372,802
	2006	325,000	65,000	(4)	22,238	(5)	—	270	412,508

Susan M. Kanaya Senior Vice President, Finance and Chief Financial Officer	2007	304,500		(2)	53,815	(3)	—	450	389,882
	2006	290,000	103,500	(4)(6)	68,784	(5)	—	300	462,584

Markus J. Cappel, Ph.D. Chief Business Officer	2007	290,000		(2)	48,847	(3)	—	450	339,297
	2006	250,000	37,500	(4)	13,629	(5)	—	450	301,579

Petrus J. Bekker, M.D., Ph.D. Vice President, Medical and Clinical Affairs	2007	290,975		(2)	12,388	(3)	—	450	303,813
	2006	282,500	14,125	(4)	12,354	(5)	—	450	309,429

Juan C. Jaen, Ph.D. Senior Vice President, Drug Discovery(8)	2007	280,000	60,000	(2)(7)	138,984	(3)	—	690	479,674
	2006	N/A	N/A		N/A		N/A	N/A	N/A

(1)	Represents term life insurance paid by us on behalf of the named executive officers.
(2)	Bonuses for the named executive officers for 2007 have not yet been calculated. The compensation committee intends to calculate the 2007 bonuses in early 2008.
(3)	Reflects compensation expense for stock option grants awarded in and prior to 2007 recognized for financial reporting purposes (assuming no forfeitures) under SFAS No. 123R for the year ended December 31, 2007. The fair value of the stock was calculated using a minimum pricing model for grants prior to 2007 and a Black-Scholes option-pricing model for grants in 2006. For a discussion of the valuation assumptions, see the Notes to our consolidated financial statements for the year ended December 31, 2006, included elsewhere in this prospectus.
(4)	Represents amounts earned for 2006 and paid in 2007.
(5)	Reflects compensation expense for stock option grants awarded in and prior to 2006 recognized for financial reporting purposes (assuming no forfeitures) under SFAS No. 123R for the year ended December 31, 2006. The fair value of the stock was calculated using a minimum pricing model for grants prior to 2006 and a Black-Scholes option-pricing model for grants in 2006. For a discussion of the valuation assumptions, see the Notes to our consolidated financial statements for the year ended December 31, 2006, included elsewhere in this prospectus.
(6)	Includes a $60,000 sign-on bonus in connection with Ms. Kanaya’s appointment as Senior Vice President, Finance and Chief Financial Officer in January 2006.
(7)	Includes a $60,000 sign-on bonus in connection with Dr. Jaen’s appointment as Senior Vice President, Drug Discovery in January 2007.
(8)	Dr. Jaen was appointed Senior Vice President, Drug Discovery in January 2007.

Grants of Plan-Based Awards

The following table sets forth summary information regarding grants of plan-based awards made to our named executive officers during 2007.

Name	Grant Date	Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Fair Market Value of Common Stock on Grant Date(1)	Grant Date Fair Value of Option Awards(2)
Markus J. Cappel, Ph.D.	02/06/07	100,000	$2.15	$2.15	$141,130
Juan C. Jaen, Ph.D.	02/06/07	395,000	$2.15	$2.15	557,464

(1)	Reflects the fair market value per share of our common stock on the grant date as determined by our board of directors.
(2)	Reflects the grant date estimated fair value of stock options as calculated in accordance with SFAS No. 123(R), using a Black-Scholes option-pricing model (assuming no forfeitures). For a discussion of relevant assumptions, see the Notes to our consolidated financial statements for the year ended December 31, 2006, included elsewhere in this prospectus.

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards table was paid or awarded, are described above under “Compensation Discussion and Analysis.” A summary of certain material terms of our employment agreements and compensation plans and arrangements is set forth below.

Employment Agreements

In October 2007, our board of directors approved our entering into amended and restated employment agreements with the following named executive officers: Thomas J. Schall, Ph.D., President and Chief Executive Officer, Susan M. Kanaya, Senior Vice President, Finance, and Chief Financial Officer, Markus J. Cappel, Ph.D., Chief Business Officer, Petrus J. Bekker, M.D., Ph.D., Vice President, Medical and Clinical Affairs, and Juan C. Jaen, Ph.D., Senior Vice President, Drug Discovery.

Each of the employment agreements has a three year term, subject to automatic successive one year renewals unless we provide written notice of our desire to terminate the agreement at least 60 days prior to the expiration of the then-current term. Pursuant to the employment agreements, each executive officer is eligible for a target performance bonus of up to 25% (40% with respect to Dr. Schall) of his or her base salary, based upon the achievement of financial and performance objectives established by the compensation committee. Any final bonus payment shall be determined by our board of directors or compensation committee.

The employment agreements provide for certain severance payments to our named executive officers. All cash severance payments are payable in a lump sum. If we terminate an executive officer’s employment without cause, we are obligated to pay such executive a lump sum severance payment equal to his or her base salary in effect at the time of termination for a specified number of months, and the executive officer will receive accelerated vesting of such number of his or her stock awards as would have vested over the same number of months following the date of termination if he or she had remained employed by us (each of Drs. Schall, Cappel and Jaen and Ms. Kanaya, however, will vest in all of his or her outstanding stock awards). The applicable severance period is 18 months for Drs. Schall, Cappel and Jaen and Ms. Kanaya, and six months for Dr. Bekker.

Additionally, if Drs. Schall, Cappel and Jaen or Ms. Kanaya resigns for good reason, we are obligated to pay such executive a lump sum severance payment equal to 18 months of his or her base salary as in effect at the time of such resignation and such executive will receive accelerated vesting of all of his or her outstanding stock awards.

Under each of the employment agreements, if we terminate an executive officer’s employment without cause or if the executive resigns for good reason, in each case within 12 months following a change of control, we are obligated to pay such executive a lump sum severance payment equal to 18 months of his or her base salary in effect at the time of termination plus one and one-half times the executive’s target bonus and 18 months of health benefits continuation at our cost; and all of the executive officer’s outstanding stock awards will vest upon the date of termination. The foregoing change in control severance benefits shall only apply so long as an executive officer is working on a full time basis. For a further description of the potential compensation payable to our named executive officers under their amended and restated employment agreements, please see “—Potential Benefits Upon Termination or Change in Control” below.

For purposes of the amended and restated employment agreements, “cause” means an executive officer (1) has committed an act of fraud, embezzlement or dishonesty in connection with the executive’s employment, or has intentionally committed some other illegal act that has, or may be reasonably expected to have, a material adverse impact on the company or any successor or parent or subsidiary thereof, (2) has been convicted of, or entered a plea of “guilty” or “no contest” to, a felony, or to any crime involving moral turpitude, which causes or may reasonably be expected to cause substantial economic injury to or substantial injury to the reputation of the company or any successor or parent or subsidiary thereof, (3) has made any unauthorized use or disclosure of confidential information or trade secrets of the company or any successor or parent or subsidiary thereof that has, or may reasonably be expected to have, a material adverse impact on any such entity, (4) has materially breached a company policy, materially breached the provisions of the executive’s employment agreement (if any), or has committed any other intentional misconduct that has, or may be reasonably expected to have, a material adverse impact on the company or any successor or parent or subsidiary thereof, or (5) has intentionally refused or intentionally failed to act in accordance with any lawful and proper direction or order of the board of directors or the appropriate individual to whom the executive officer reports; provided such direction is not materially inconsistent with the executive’s customary duties and responsibilities.

For purposes of the amended and restated employment agreements, “good reason” means (1) a material diminution in the executive officer’s authority, duties or responsibilities, (2) a material diminution in the executive officer’s base compensation, or (3) a material change in the geographic location at which the executive officer must perform services to us. With respect to Drs. Schall, Cappel and Jaen and Ms. Kanaya, “good reason” also includes a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive officer is required to report, including a requirement that a service provider report to a corporate officer or employee instead of reporting directly to the board of directors.

For purposes of the amended and restated employment agreements, “change of control” has the same meaning as such term is given under the terms of our 2008 Equity Incentive Award Plan, as described below.

Equity Compensation Plans and Other Benefit Plans

Employee Equity Incentive Plans

2008 Equity Incentive Award Plan

In December 2007, our board of directors approved our 2008 Equity Incentive Award Plan, or the 2008 Plan, which will be submitted to our stockholders for their approval within twelve months from the date our board of directors approved such 2008 Plan. The 2008 Plan will become effective on the day prior to the completion of this offering.

We will initially reserve 2,500,000 shares of our common stock for issuance under the 2008 Plan. In addition, the number of shares initially reserved under the 2008 Plan will be increased by (1) the number of shares of common stock available for issuance and not subject to options granted under the 2002 Plan as of the effective date of the 2008 Plan, and (2) the number of shares of common stock related to options granted under our 2002 Plan that are repurchased, forfeited, expired or are cancelled on or after the effective date of the 2002

Plan. The 2008 Plan will contain an “evergreen provision” to allow for an annual increase in the number of shares available for issuance under the 2008 Plan on January 1 of each year during the ten-year term of the 2008 Plan, beginning on January 1, 2009. The annual increase in the number of shares shall be equal to the least of:

•	4.0% of our outstanding common stock on the applicable January 1;

•	1,000,000 shares, provided that such numbers shall increase to 1,500,000 for 2011 and 2012 and shall increase to 2,000,000 thereafter; and

•	a lesser number of shares as determined by our board of directors.

All of the foregoing share reserve numbers reflect the reverse stock split to be implemented by us prior to the offering and will not be adjusted as a result of such reverse stock split.

The 2008 Plan will also provide for an aggregate limit of shares of common stock that may be issued under the 2008 Plan over the course of its ten-year term. The material terms of the 2008 Plan are summarized below. The 2008 Plan shall be filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors will administer the 2008 Plan (except with respect to any award granted to “independent directors” (as defined in the 2008 Plan), which must be administered by our full board of directors). To administer the 2008 Plan, our compensation committee must consist of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2008 Plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2008 Plan. Our compensation committee is also authorized to establish, adopt, amend or revise rules relating to administration of the 2008 Plan. Our board of directors may at any time revest in itself the authority to administer the 2008 Plan. The full board of directors will administer the 2008 Plan with respect to awards to non-employee directors.

Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2008 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. The maximum number of shares that may be subject to awards granted under the 2008 Plan to any individual in any calendar year cannot exceed              .

Awards. The 2008 Plan will provide that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock units, stock payments, deferred stock, performance bonus awards, performance-based awards, and other stock-based awards, or any combination thereof. The compensation committee (or the board of directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

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ISOs will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant.

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Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

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Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or on performance criteria established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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SARs may be granted in connection with stock options or other awards, or separately. SARs granted under the 2008 Plan in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards. Except as required by Section 162(m) of the Internal Revenue Code with respect to SARs intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2008 Plan on the exercise of SARs or the amount of gain realizable therefrom. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

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Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

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Performance awards (i.e., performance share awards, performance stock units, performance bonus awards, performance-based awards and deferred stock) may be granted by our compensation committee (or the board of directors, in the case of awards to non-employee directors) on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee (or the board of directors, in the case of awards to non- employee directors) on an individual or group basis, which may be paid on a current or deferred basis and may be payable in cash or in common stock or in a combination of both. The maximum amount of any such bonuses to a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code must not exceed $1,000,000 for any fiscal year during the term of the 2008 Plan.

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Stock payments may be authorized by our compensation committee (or the board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement, made in lieu of all or any part of compensation, including bonuses, that would otherwise be payable to employees, consultants or members of our board of directors.

Corporate Transactions. In the event of a change of control where the acquiror does not assume awards granted under the 2008 Plan, awards issued under the 2008 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the 2008 Plan, a change of control is generally defined as:

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a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the United States Securities and Exchange Commission, or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

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during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

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our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (a) a merger, consolidation, reorganization, or business combination that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities or a merger, consolidation, reorganization, or business combination after which no person or entity owns 50% of the successor company’s voting power, (b) the sale, exchange or transfer of all or substantially all of our assets in any single transaction or series of transactions or (c) the acquisition of assets or stock of another entity.

Amendment and Termination of the 2008 Plan. Our board of directors or our compensation committee may terminate, amend or modify the 2008 Plan. However, stockholder approval of any amendment to the 2008 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2008 Plan that increases the number of shares available under the 2008 Plan. If not terminated earlier by the compensation committee or the board of directors, the 2008 Plan will terminate on the tenth anniversary of the date of its initial approval by our board of directors.

Securities Laws and Federal Income Taxes. The 2008 Plan shall be designed to comply with various securities and federal tax laws as follows:

Securities Laws. The 2008 Plan shall be designated to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2008 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards and stock payments under the 2008 Plan are taxable under Section 83 of the Internal Revenue Code and, subject to

Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. However, Section 409A of the Internal Revenue Code provides certain new requirements for non-qualified deferred compensation arrangements. Certain awards under the 2008 Plan are subject to the requirements of Section 409A, in form and in operation, such as restricted stock unit awards. We intend that all 2008 Plan awards that are subject to Section 409A will satisfy the requirements of Section 409A. However, if a 2008 Plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxed on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2008 Plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2008 Plan.

Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1.0 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” if an independent compensation committee determines performance goals, and if the material terms of the performance-based compensation are disclosed to and approved by our stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the 2008 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2008 Plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2008 Plan, or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2008 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

We will attempt to structure the 2008 Plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1.0 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue.

Amended and Restated 2002 Equity Incentive Plan

Our amended and restated 2002 Equity Incentive Plan, or the 2002 Plan, was initially adopted by our board of directors in May 2002 and approved by our stockholders in September 2002. As of September 30, 2007, we had reserved a total of 6,300,000 shares of common stock for issuance under the 2002 Plan. As of September 30, 2007, options to purchase 951,392 shares of common stock had been exercised (net of repurchases), options to purchase 3,316,506 shares of common stock were outstanding and 2,032,142 shares of common stock remained available for grant. As of September 30, 2007, the outstanding options were exercisable at a weighted-average exercise price of approximately $0.95 per share. The material terms of the 2002 Plan are summarized below. The 2002 Plan shall be filed as an exhibit to the registration statement of which this prospectus is a part.

No Further Grants. After the effective date of the 2008 Plan, no additional awards will be granted under the 2002 Plan, and all awards granted under the 2002 Plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2008 Plan.

Administration. The compensation committee of our board of directors administers the 2002 Plan. Subject to the terms and conditions of the 2002 Plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2002 Plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2002 Plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2002 Plan. The full board of directors administers the 2002 Plan with respect to awards to non-employee directors.

Eligibility. Options and restricted stock under the 2002 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs.

Awards. The 2002 Plan provides that our compensation committee may grant or issue stock options and restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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NQSOs provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 1997 Plan may be no less than 85 percent of the fair market value on the date of grant, and usually will become exercisable at the discretion of our compensation committee or, in the case of awards to non-employee directors, the board of directors, in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee or, in the case of awards to non-employee directors, the board of directors. Under the 2002 Plan, in the case of an NQSO granted to an individual who owns, or is deemed to own, at least 10 percent of the total combined voting power of all classes of our capital stock, the 2002 Plan provides that the exercise price must be at least 110 percent of the fair market value of a share of common stock on the date of grant. NQSOs may be granted for a maximum 10 year term.

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ISOs are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code and as further described above in connection with our 2008 Plan.

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Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee or, in the case of awards to non-employee directors, the board of directors. Typically, restricted stock and stock bonus awards may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met and they may not be sold, or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

Corporate Transactions. In the event of an acquisition where the acquirer does not assume or replace awards granted under the 2002 Plan, awards issued under the 2002 Plan and held by participants in the plan whose status as a service provider has not terminated prior to such acquisition will be subject to accelerated vesting such that 100 percent of such award will become vested and exercisable or payable, as applicable. Under the 2002 Plan, an acquisition is generally defined as:

•	the sale, transfer or other disposition of all or substantially all of our assets or our complete liquidation or dissolution; or

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a merger or consolidation in which securities possessing more than 50 percent of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction.

Amendment and Termination of the 2002 Plan. Our board of directors may terminate, amend or modify the 2002 Plan. However, stockholder approval of any amendment to the 2002 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule. If not terminated earlier by the board of directors, the 2002 Plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

Securities Laws and Federal Income Taxes. The 2002 Plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2008 Plan.

Amended and Restated 1997 Stock Option/Stock Issuance Plan

Our amended and restated 1997 Stock Option/Stock Issuance Plan, or the 1997 Plan, was initially adopted by our board of directors in October 1997 and approved by our stockholders in October 1997. As of September 30, 2007, we had reserved a total of 2,700,000 shares of common stock for issuance under the 1997 Plan. As of September 30, 2007, options to purchase 1,799,936 shares of common stock had been exercised, options to purchase 810,200 shares of common stock were outstanding and 89,864 shares of common stock remained available for grant. As of September 30, 2007, the outstanding options were exercisable at a weighted-average exercise price of approximately $0.24 per share. The material terms of the 1997 Plan are summarized below. The 1997 Plan is filed as an exhibit to the registration statement of which this prospectus is a part.

No Further Grants. No additional awards will be granted under the 1997 Plan.

Administration. The compensation committee of our board of directors administers the 1997 Plan. Subject to the terms and conditions of the 1997 Plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1997 Plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 1997 Plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 1997 Plan. The full board of directors administers the 1997 Plan with respect to awards to non-employee directors.

Eligibility. Options under the 1997 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our parent or subsidiary corporations. Options may also be granted to our non-employee directors or consultants, but only employees may be granted ISOs.

Awards. The 1997 Plan provides that our compensation committee may grant or issue stock options and restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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NQSOs provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 1997 Plan may be no less than 85 percent of the fair market value on the date of grant, and usually will become exercisable, at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors, in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee, or the board of directors, in the case of awards to non-employee directors. Under the 1997 Plan, in the case of an NQSO granted to an individual who owns or is deemed to own at least 10 percent of the total combined voting power of all classes of our capital stock, the 1997 Plan provides that the exercise price must be at least 110 percent of the fair market value of a share of common stock on the date of grant. NQSOs may be granted for a maximum 10 year term.

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ISOs are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code and as further described above in connection with the 2008 Plan.

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Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee, or the board of directors, in the case of awards to non-employee directors. Typically, restricted stock and stock bonus awards may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met and they may not be sold, or otherwise transferred to third parties until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

Corporate Transactions. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 1997 Plan, awards issued under the 1997 Plan will be subject to accelerated vesting such that 100 percent of such award will become vested and exercisable or payable, as applicable. Under the 1997 Plan, a corporate transaction is generally defined as:

•	the sale, transfer or other disposition of all or substantially all of our assets or a complete liquidation or dissolution; or

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a merger or consolidation in which securities possessing more than 50 percent of the total combined voting power of our outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction.

Amendment and Termination of the 1997 Plan. Our board of directors may terminate, amend or modify the 1997 Plan. However, stockholder approval of any amendment to the 1997 Plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule. If not terminated earlier by the board of directors, the 1997 Plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

Securities Laws and Federal Income Taxes. The 1997 Plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2008 Plan.

2008 Employee Stock Purchase Plan

In December 2007, our board of directors approved our 2008 Employee Stock Purchase Plan, or the Purchase Plan, which will be submitted to our stockholders for their approval within twelve months from the date our board of directors approved such Purchase Plan. The Purchase Plan will be designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock with accumulated payroll deductions. The Purchase Plan will become effective subsequent to December 31, 2007. We intend to initially reserve a total of 350,000 shares of our common stock for issuance under the Purchase Plan. The Purchase Plan will contain an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the Purchase Plan on January 1 of each year during the ten-year term of the Purchase Plan, beginning on January 1, 2009. The annual increase shall be equal to the least of:

•	1.0% of our outstanding common stock on the applicable January 1;

•	250,000 shares; and

•	a lesser amount determined by our board of directors.

All of the foregoing share reserve numbers reflect the reverse stock split to be implemented by us prior to the offering and will not be adjusted as a result of such reverse stock split.

The Purchase Plan shall also provide for an aggregate limit on the number of shares of common stock which may be issued under the Purchase Plan over the course of its ten-year term. The material terms of the Purchase Plan are summarized below. The Purchase Plan shall be filed as an exhibit to the registration statement of which this prospectus is a part.

The Purchase Plan will have consecutive 6-month offering periods. Under the Purchase Plan, purchases will be made on the last day of each offering period. We expect the first offering period under the Purchase Plan will commence on the day on which our stock begins trading, which offering period may be less than six months. A new six-month offering period will commence on each May 16th and November 16th thereafter during the term of the Purchase Plan. Our compensation committee may change the frequency and duration of offering periods under the Purchase Plan.

Individuals scheduled to work more than 20 hours per week for more than five calendar months per year, who have been employed with us for at least three months, may join an offering period on the first day of the offering period to the extent such individual does not, immediately after any rights under the Purchase Plan are granted, own (directly or through attribution) stock possessing 5.0% or more of the total combined voting power or value of all classes of our common or other stock. As of December 31, 2007, 61 of our employees would have been eligible to participate in the Purchase Plan if it were in effect.

Participants may contribute up to 15% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the first day of the offering period or, if lower, 85% of the fair market value per share on the purchase date. In each calendar year, no employee is permitted to purchase more than $25,000 worth of shares at the fair market value determined as of the first day of the offering period.

In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the Purchase Plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85% of the market value per share on the first day of the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

The Purchase Plan will terminate no later than the tenth anniversary of the Purchase Plan’s initial adoption by our board of directors.

Securities Laws and Federal Income Taxes

The Purchase Plan shall be designed to comply with various securities and federal income tax laws in the same manner as described above in the description of the 2008 Plan under the heading “Securities Laws and Federal Income Taxes.”

401(k) Plan

We provide a basic savings plan, or 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code so that contributions to our 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from our 401(k) plan. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, contributions by us, if any, will be deductible by us when made.

All of our full-time employees in the U.S. are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $15,500 in 2008 and to have the amount of this reduction contributed to our 401(k) plan. Our 401(k) plan permits, but does not require, additional matching contributions to our 401(k) plan by us on behalf of all participants in our 401(k) plan. While we may elect to make matching contributions, no contributions have been made. The 401(k) Plan currently does not offer the ability to invest in our securities.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth specified information concerning unexercised stock options for each of the named executive officers outstanding as of December 31, 2006.

	Option Awards(1)
	Number of Securities Underlying Unexercised Options			Option Exercise Price		Option Expiration Date
Name	Grant Date	Exercisable	Unexercisable
Thomas J. Schall, Ph.D.	05/13/04	200,000	—	$0.30		05/13/14
	05/05/05	250,000	—	$0.30		05/05/15

Susan M. Kanaya	02/09/06	415,000	—	$0.44	(2)	02/09/16

Markus J. Cappel, Ph.D.	10/26/01	250,000	—	$0.26		10/26/11
	05/13/04	125,000	—	$0.30		05/13/14
	05/05/05	150,000	—	$0.30		05/05/15
	02/06/07	100,000	—	$2.15		02/06/17

Petrus J. Bekker, M.D., Ph.D.	05/05/05	193,000	—	$0.30		05/05/15

Juan C. Jaen	02/06/07	395,000	—	$2.15		02/06/17

(1)	All options vest 25% one year from the date of grant (with the exception of the award to Dr. Jaen, whose award commenced vesting as of January 1, 2007) and the remaining options vest on a monthly basis over the subsequent three-year period of continuous service and all options have a 10-year term from the date of grant.
(2)	In order to avoid potential adverse tax consequences to Ms. Kanaya, in October 2007, our compensation committee approved an increase to the exercise price of such options to $1.00 per share, which represents the exercise price of options that were issued immediately following receipt of our December 31, 2005 appraisal. Our compensation committee further approved periodic cash bonuses to Ms. Kanaya, commencing in January 2008, in the amount of the increased exercise price of $0.56 per share, to be paid as the amended options vest and become exercisable.

Option Exercises and Stock Vested

The following table summarizes information regarding the stock options that were exercised during 2006 for each of the named executive officers.

Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Thomas J. Schall, Ph.D.	—	—
Susan M. Kanaya	—	—
Markus J. Cappel, Ph.D.	—	—
Petrus J. Bekker, M.D., Ph.D.	—	—
Juan C. Jaen Ph.D.	—	—

(1)	Represents the difference between the market value of the option shares on the exercise date and the option exercise price.

Potential Benefits Upon Termination or Change in Control

We have agreements with each of our named executive officers which provide for certain benefits in the event of a termination of employment under certain circumstances. The two right-hand columns describe the payments that would apply in two different potential scenarios: (1) a termination of employment as a result of the termination of the named executive officer’s employment by the company without cause or his or her resignation for good reason; and (2) a termination of employment as a result of the termination of the named executive officer’s employment by the company without cause or his or her resignation for good reason within 12 months following a change in control. The table assumes that the termination and change in control occurred on December 31, 2007. For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment, we have assumed a price per share of our common stock of $2.15, which represents the fair market value of our common stock on such date as determined by our board of directors.

Potential Change in Control and Severance Payments

Name and Position	Benefit Type	Payment in the Case of a Termination by the Company Without Cause or by Executive for Good Reason(1)	Payment in the Case of a Termination by the Company Without Cause or by Executive for Good Reason Within 12 Months Following a Change in Control
Thomas J. Schall, Ph.D.	Cash Severance(2)	$525,000	$665,000
	Benefits Continuation	—	15,732
	Accelerated Vesting of Stock Options(3)	295,315	295,315

	Total Value:	$820,315	$1,010,084

Susan M. Kanaya	Cash Severance(2)	$456,750	$532,875
	Benefits Continuation	—	16,002
	Accelerated Vesting of Stock Options(3)	553,334	553,334

	Total Value:	$1,010,084	$1,102,211

Markus J. Cappel, Ph.D.	Cash Severance(2)	$435,000	$507,500
	Benefits Continuation	—	8,568
	Accelerated Vesting of Stock Options(3)	249,533	249,533

	Total Value:	$684,533	$765,601

Petrus J. Bekker, M.D., Ph.D.	Cash Severance(2)	$141,250	$494,375
	Benefits Continuation	—	22,860
	Accelerated Vesting of Stock Options(3)	—	225,002

	Total Value:	$141,250	$742,237

Juan C. Jaen., Ph.D.	Cash Severance(2)	$420,000	$490,000
	Benefits Continuation	—	22,860
	Accelerated Vesting of Stock Options(3)	335,750	335,750

	Total Value:	$755,750	$848,610

(1)	Dr. Bekker is not entitled to receive severance benefits upon a resignation for good reason if such resignation occurs prior to a change in control or more than 12 months following a change in control.
(2)	Payable in a lump sum.
(3)	Represents the value of those options that would vest as a result of the named executive officer’s termination.

Director Compensation

We compensate certain non-employee members of the board of directors. Directors who are also employees do not receive cash or equity compensation for service on the board of directors in addition to compensation payable for their service as our employees.

The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings. We do not currently provide any cash compensation to our non-employee directors. Through December 31, 2007, our board of directors has granted to certain of our current non-employee directors options to purchase an aggregate of 344,000 shares of our common stock under our 1997 Stock Option/Stock Issuance Plan and 2002 Equity Incentive Plan. Through December 31, 2007, Dr. Goeddel and Dr. Lucas have been granted options to purchase an aggregate of 180,000 and 100,000 shares of our common stock, respectively.

In early 2006, the compensation committee awarded options to purchase 64,000 shares of our common stock to Dr. Herzlinger. Such options are immediately exercisable for shares of restricted stock which are subject to a repurchase right by us that lapse as to 25 percent of the underlying shares on the first anniversary of the date of grant and as to the balance of such shares in equal monthly installments for the 36 months thereafter. Such options were initially granted with an exercise price of $0.44 per share, which the compensation committee determined was the fair market value per share of our common stock on the date of grant. Subsequent to such grant, we conducted a retrospective valuation of our common stock at December 31, 2005 and determined that the fair market value of our common stock was $1.00 per share at December 31, 2005. In order to avoid potential adverse tax consequences to Dr. Herzlinger, in October 2007, our compensation committee approved an increase to the exercise price of such options to $1.00 per share, which represents the exercise price of options that were issued immediately following receipt of the December 31, 2005 appraisal. Our compensation committee further approved periodic cash bonuses to Dr. Herzlinger, commencing in January 2008, in the amount of the increased exercise price of $0.56 per share, to be paid as the amended options vest.

Following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $             for each non-employee director. We will also pay an additional annual retainer of $             to the Chairman of our audit and investment committee, $             to the chairs of our compensation committee and our nominating and corporate governance committees and $             to other non-employee directors for their service on each such committee. We will pay an additional annual retainer to the Chairman of our board of directors of $             per year. Directors will receive $             per board of directors meeting attended in person. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Following the completion of this offering, any non-employee director who is first elected to the board of directors will be granted an option to purchase              shares of our common stock on the date of his or her initial election to the board of directors. Such options will have an exercise price per share equal to the fair market value of our common stock on the date of grant. In addition, on the date of each annual meeting of our stockholders following this offering, each non-employee director will be eligible to receive an option to purchase              shares of common stock.

The initial options granted to non-employee directors described above will vest             , subject to the director’s continuing service on our board of directors on those dates. The annual options granted to non-employee directors described above will vest             , subject to the director’s continuing service on our board of directors (and, with respect to grants to a Chairman of the board of directors or board committee, service as Chairman of the board of directors or a committee) on those dates. The term of each option granted to a non-employee director shall be ten years. The terms of these options are described in more detail under “—Equity Compensation Plans and Other Benefit Plans—Employee Equity Incentive Plans—2008 Equity Incentive Award Plan.”

Summary Director Compensation

The following table summarizes cash and stock compensation received by our non-employee directors for 2007.

Name	Fees Earned or Paid in Cash($)	Option Awards($)(1)(2)	All Other Compensation($)	Total($)
Ulrich Geilinger, Ph.D.(3)	—	—	—	—
David V. Goeddel	—	—	—	—
Regina E. Herzlinger	—	—	—	—
Roger Lucas	—	—	—	—
Edward E. Penhoet, Ph.D.(3)	—	—	—	—
Gary T. Shearman	—	—	—	—
Samuel P. Wertheimer	—	—	—	—

(1)	Represents compensation expense for stock option grants awarded in and prior to 2006, recognized for financial reporting purposes (assuming no forfeitures) under SFAS No. 123(R), for the year ended December 31, 2006. For a discussion of the valuation assumptions, see the Notes to our consolidated financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.
(2)	We did not grant any equity awards to our non-employee directors in 2006. Vested and nonvested options outstanding at December 31, 2006 were:

Shares Underlying Options Outstanding At December 31, 2006
Ulrich Geilinger, Ph.D.(3)	—
David V. Goeddel	—
Regina E. Herzlinger	64,000
Roger Lucas	—
Edward E. Penhoet, Ph.D.(3)	—
Gary T. Shearman(3)	—
Samuel P. Wertheimer	—

(3)	Served as a director for part of 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since the beginning of our last fiscal year and for the two preceding fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5 percent of our capital stock had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unaffiliated third parties.

Sales of Securities

In May 2004, Techne Corporation, one of our principal stockholders, purchased 545,538 shares of our Series B Preferred Stock at a price of $2.60 per share for an aggregate purchase price of $1,418,399. In June 2004, Techne Corporation purchased 1,401,298 shares of our Series B Preferred Stock at a price of $2.60 per share for an aggregate purchase price of $3,643,375.

In May 2004, HBM BioVentures (Cayman) Ltd., one of our principal stockholders, purchased 2,500,000 shares of our Series B Preferred Stock at a price of $2.60 per share for an aggregate purchase price of $6,500,000. In June 2004, HBM BioVentures (Cayman) Ltd. also purchased 961,538 shares of our Series B Preferred Stock at a price of $2.60 per share for an aggregate purchase price of $2,499,999.

In May 2004, OrbiMed Associates, L.L.C., one of our principal stockholders, along with its affiliates, purchased 1,695,542 shares of our Series B Preferred Stock at a price of $2.60 per share for an aggregate purchase price of $4,408,409.

In May 2004, HealthCap, one of our principal stockholders, along with its affiliates, purchased 961,538 shares of our Series B Preferred Stock at a price of $2.60 per share for an aggregate purchase price of $2,499,999.

In June 2004, Alta Partners, one of our principal stockholders, along with its affiliates, purchased 3,269,235 shares of our Series B Preferred Stock at a price of $2.60 per share for an aggregate purchase price of $8,500,011.

In August 2005, Dr. Maureen Howard, our Vice President of Research, purchased 500,000 shares of our common stock upon exercise of stock options granted to Dr. Howard at a weighted-average price of $0.27 per share for an aggregate purchase price of $136,000. As of September 30, 2007, 43,750 shares issued to Dr. Howard were subject to repurchase by us, as the underlying stock option grants were not fully vested upon exercise.

In April 2006, we received $9.0 million in cash from Techne Corporation in exchange for a convertible promissory note maturing on June 30, 2006, accruing interest at the rate of 5% compounded annually. We incurred expense of $121,000 related to this convertible note for the year ended December 31, 2006. In June 2006, this note was amended to extend its maturity until June 30, 2007.

In June 2006, Techne Corporation, one of our principal stockholders, purchased 1,223,148 shares of our Series C Preferred Stock at a price of $3.50 per share for an aggregate purchase price of $4,281,018.

In June 2006, HBM BioVentures (Cayman) Ltd., one of our principal stockholders, along with its affiliates, purchased 659,218 shares of our Series C Preferred Stock at a price of $3.50 per share for an aggregate purchase price of $2,307,263.

In June 2006, OrbiMed Associates, L.L.C., one of our principal stockholders, along with its affiliates, purchased 767,734 shares of our Series C Preferred Stock at a price of $3.50 per share for an aggregate purchase price of $2,687,069.

In June 2006, Alta Partners, one of our principal stockholders, along with its affiliates, purchased 466,946 shares of our Series C Preferred Stock at a price of $3.50 per share for an aggregate purchase price of $1,634,311.

In June 2006, Dr. Regina Herzlinger, a member of our board of directors, purchased 71,428 shares of our Series C Preferred Stock at a price of $3.50 per share for an aggregate purchase price of $249,998.

In August 2006, Techne Corporation, one of our principal stockholders, purchased 1,257,149 shares of our Series D Preferred Stock at a price of $3.85 per share for an aggregate purchase price of $4,840,024.

In August 2006, Glaxo Group Limited, one of our principal stockholders, purchased 6,493,506 shares of our Series D Preferred Stock at a price of $3.85 per share for an aggregate purchase price of $24,999,998.

In February 2007, Dr. Juan Jaen, our Senior Vice President, Drug Discovery, purchased 150,000 shares of our common stock at $2.15 per share for an aggregate purchase price of $322,500.

Relationships with GSK

In August 2006, we entered into a collaboration agreement with GSK. See “Business—Strategic Alliance with GSK.” GSK, one of our principal stockholders, has agreed to purchase $7.0 million of our common stock in a private placement concurrent with this offering at a price per share equal to the initial public offering price. The sale of such shares of common stock will not be registered.

Purchase of Research Materials from Techne

During the year ended December 31, 2006, we paid Techne Corporation, one of our principal stockholders, $104,000 for research materials. During the nine months ended September 30, 2007, we paid Techne Corporation $192,000 for research materials.

Director and Executive Officer Compensation

Please see “Executive Compensation—Director Compensation” for a discussion of options granted to our non-employee directors. Please see “Executive Compensation,” “Management—Outstanding Equity Awards at Fiscal Year End,” and “Management—Summary Compensation” for additional information regarding compensation of executive officers.

Secured Promissory Note with Dr. Thomas J. Schall

On November 1, 2004, we entered into a secured promissory note with Dr. Schall, our President and Chief Executive Officer, pursuant to which we loaned Dr. Schall the principal sum of $750,000, at an interest rate of 2.24% per annum, compounded quarterly. Payment of that promissory note is secured by a pledge of 2,500,000 shares of our common stock previously issued to Dr. Schall, any related securities or properties distributed with respect to such common stock, and the life insurance proceeds from any life insurance policy paid by us insuring the life of Dr. Schall where Dr. Schall has the right to designate a beneficiary. In November 2007, Dr. Schall repaid the entire principal and accrued interest due under the note, and the note was cancelled.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Employment Agreements.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We intend to enter into indemnification agreements with each of our executive officers and directors.

Registration Rights Agreements

We and the holders of our Series A-1, Series A-2, Series A-3, Series B, Series C and Series D Preferred Stock, and Dr. Schall, as well as holders of certain warrants, have entered into agreements pursuant to which these stockholders will have, among other things, registration rights under the Securities Act with respect to their common shares following this offering. Prior to the completion of this offering, all outstanding shares of our preferred stock will be converted into common stock. GSK will also be entitled to registration rights with respect to shares of our common stock purchased by GSK in the concurrent private placement. See “Description of Capital Stock—Registration Rights” for a further description of the terms of these agreements.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of December 18, 2007, by:

•	each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 18, 2007 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 49,615,096 shares of our common stock outstanding as of December 18, 2007, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 41,463,837 shares of common stock. Shares of our common stock that a person has the right to acquire within 60 days of December 18, 2007 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o ChemoCentryx, Inc., 850 Maude Avenue, Mountain View, California 94043.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Shares to be Sold in this Offering	Percentage of Shares Beneficially Owned
			Before Offering	After Offering
5% and Greater Stockholders
Techne Corporation 614 McKinley Place, N.E. Minneapolis, MN 55413	9,427,133		19.0%	%
Glaxo Group Limited(1) 980 Great West Road Brentford, Middlesex TW8 9GS United Kingdom	6,493,506		13.1%
Entities Affiliated with OrbiMed Associates, L.L.C.(2) 767 3rd Avenue, 6th Floor New York, NY 10017	6,309,430		12.7%
HBM BioVentures (Cayman) Ltd.(3) Centennial Towers, 3rd Floor 2454 West Bay Road Grand Cayman, Cayman Islands	4,835,052		9.8%
Entities Affiliated with Alta Partners(4) One Embarcadero Center, Suite 4050 San Francisco, CA 94111	3,736,177		7.5%
Entities Affiliated with HealthCap(5) Strandvãgen 5B SE-114 51 Stockholm, Sweden	3,653,846		7.4%

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Shares to be Sold in this Offering	Percentage of Shares Beneficially Owned
			Before Offering	After Offering
Named Executive Officers and Directors
Thomas J. Schall, Ph.D.(6)	5,450,000	100,000	10.9%	%
Markus J. Cappel, Ph.D.(7)	625,000		1.2%
Susan M. Kanaya(8)	415,000		*
Juan C. Jaen, Ph.D.(9)	545,000		1.1%
Petrus (Pirow) Bekker, M.D., Ph.D.(10)	250,000		*
David V. Goeddel, Ph.D.(11)	180,000		*
Regina Herzlinger, Ph.D.(12)	135,428		*
Roger C. Lucas, Ph.D.(13)	9,627,133		19.4%
Edward E. Penhoet, Ph.D.(14)	3,736,177		7.5%
Samuel P. Wertheimer, Ph.D.(15)	6,309,430		12.7%
All directors and executive officers as a group (10 persons)(16)	27,273,168		55.0%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)	Includes shares acquired in connection with the concurrent private placement.
(2)	Includes: (1) 4,402,777 shares beneficially owned by Caduceus Private Investments, LP, (2) 1,817,019 shares beneficially owned by UBS Juniper Crossover Fund, L.L.C., and (3) 89,634 shares beneficially owned by OrbiMed Associates, L.L.C. Samuel D. Isaly, the Managing Partner of OrbiMed, has the ultimate voting and investment power over all shares held by such entities.
(3)	The board of directors of HBM BioVentures (Cayman) Ltd. exercises sole voting and investment power over all shares held by such entity. The board of directors of HBM BioVentures (Cayman) Ltd. is comprised of John Arnold, Sophia Harris, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to these shares.
(4)	Includes: (1) 3,422,024 shares beneficially owned by Alta BioPharma Partners III, L.P., (2) 229,820 shares beneficially owned by Alta BioPharma Partners III GMBH & Co. Beteiligungs KG, and (3) 84,333 shares beneficially owned by Alta Embarcadero BioPharma Partners III, LLC. Jean Deleage, Alix Marduel, Farah Champsi, Edward Penhoet and Edward Hurwitz are directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta Embarcadero BioPharma Partners III, LLC. The directors of Alta BioPharma Management III, LLC and the managers of Alta Embarcadero BioPharma Partners III, LLC exercise sole voting and investment power with respect to the shares owned by such funds.
(5)

Includes: (1) 2,532,368 shares beneficially owned by HealthCap 1999 KB, (2) 133,283 shares beneficially owned by HealthCap 1999 GMBH (on behalf of HealthCap 1999 GbR with limitation of liability), (3) 947,115 shares beneficially owned by HealthCap III SideFund KB, (4) 14,423 shares beneficially owned by OFCO Club III Sidefund, and (5) 26,657 shares beneficially owned by Odlander, Fredrikson & Co. AB. HealthCap 1999 GP AB is the general partner of HealthCap 1999 KB and possesses, through its board of directors, the power to vote and direct the disposition of all securities held by HealthCap 1999 KB. The board of directors of HealthCap 1999 GP AB consists of Bjôrn Odlander, Johan Christensson, Ann Christine Forsberg, Magnus Persson, Staffan Lindstrand and Per Samuelsson. HealthCap 1999 GMBH is the general partner of HealthCap 1999 GbR. HealthCap 1999 GMBH is a wholly owned subsidiary of HealthCap 1999 GP AB. HealthCap 1999 GMBH has no board of directors, and acts in parallel with decisions taken by HealthCap 1999 GP AB as required under the terms of a parallel investment agreement. HealthCap III Sidefund GP AB is the general partner of HealthCap III SideFund KB and possesses, through its board of directors, the power to vote and direct the disposition of all securities held by HealthCap III SideFund KB. The board of directors of HealthCap III Sidefund GP AB consists of Bjôrn Odlander, Johan Christensson, Ann Christine Forsberg, Magnus Persson, Staffan Lindstrand and Per Samuelsson. Odlander Fredrikson & Co. AB, as a member of OFCO Club and OFCO Club III Sidefund, and acting on behalf of the other members of OFCO Club and OFCO Club III Sidefund has the power to vote and direct the disposition of all securities held by OFCO Club and OFCO Club III Sidefund. The OFCO Club is obligated to invest and divest in parallel with HealthCap 1999 KB and HealthCap 1999 GMBH and OFCO Club III Sidefund is obligated to invest and divest in parallel with HealthCap III SideFund KB. Odlander Fredrikson & Co. AB is in turn ultimately controlled jointly by Mr. Peder Fredrikson and Mr. Odlander. The Odlander, Fredrikson Group acts as investment advisor to each of HealthCap 1999 KB, HealthCap 1999 GMBH and HealthCap III SideFund KB.

(6)	Includes 450,000 shares issuable upon the exercise of stock options granted to Dr. Schall that are exercisable within 60 days of December 18, 2007, 90,625 shares of which would be subject to our unvested share repurchase right. Any shares to be sold by Dr. Schall will be sold only in the event of the exercise by the underwriters of their over-allotment option.
(7)	Includes 625,000 shares issuable upon the exercise of stock options granted to Dr. Cappel that are exercisable within 60 days of December 18, 2007, 122,397 shares of which would be subject to our unvested share repurchase right.
(8)	Includes 415,000 shares issuable upon the exercise of stock options granted to Ms. Kanaya that are exercisable within 60 days of December 18, 2007, 198,855 shares of which would be subject to our unvested share repurchase right.
(9)	Includes 395,000 shares issuable upon the exercise of stock options granted to Dr. Jaen that are exercisable within 60 days of December 18, 2007, 288,021 shares of which would be subject to our unvested share repurchase right.
(10)	Includes 193,000 shares issuable upon the exercise of stock options granted to Dr. Bekker that are exercisable within 60 days of December 18, 2007, 72,917 shares of which would be subject to our unvested share repurchase right.
(11)	Includes 6,667 shares which would be subject to our unvested share repurchase right.
(12)	Includes 64,000 shares issuable upon the exercise of stock options granted to Dr. Herzlinger that are exercisable within 60 days of December 18, 2007, 28,000 shares of which would be subject to our unvested share repurchase right.
(13)	Includes 9,427,133 shares beneficially owned by Techne Corporation, of which Dr. Lucas is Vice Chairman. Dr. Lucas disclaims beneficial ownership of shares held by Techne Corporation except to the extent of his pecuniary interest in the corporation, if any.
(14)	Includes (1) 3,422,024 shares beneficially owned by Alta BioPharma Partners III, L.P. (2) 229,820 shares beneficially owned by Alta BioPharma Partners III GMBH & Co. Beteiligungs KG, and (3) 84,333 shares beneficially owned by Alta Embarcadero BioPharma Partners III, LLC.
(15)	Includes shares held by the entities affiliated with Orbimed Associates, L.L.C. Dr. Wertheimer disclaims beneficial ownership of shares held by the entities affiliated with Orbimed Associates, L.L.C. except to the extent of his pecuniary interest in these entities, if any.
(16)	Includes options to purchase 2,142,000 shares of common stock exercisable within 60 days of December 18, 2007 held by all of our executive officers and directors, 800,815 of which would be subject to our unvested share repurchase right. As to disclaimers of beneficial ownership, see footnotes 13 and 15 above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which shall be filed as exhibits to the registration statement of which this prospectus is a part.

Upon the completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share.

Based on 8,020,038 shares of common stock outstanding as of September 30, 2007, assuming the conversion of preferred stock into 41,463,837 shares of common stock upon the completion of this offering, the issuance of              shares of common stock in this offering and the issuance of             shares of common stock pursuant to the concurrent private placement to GSK, and assuming no exercise of options or warrants, there will be              shares of common stock outstanding upon completion of this offering. As of September 30, 2007, there were outstanding options to purchase 4,126,706 shares of common stock and outstanding warrants to purchase 726,077 shares of common stock, assuming completion of this offering.

As of September 30, 2007, we had approximately 92 record holders of our common stock, assuming the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 41,463,837 shares of common stock upon the completion of this offering.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as and when declared by our board of directors. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2007, we had outstanding warrants to purchase a total of 726,077 shares of our Series B Preferred Stock, at an exercise price of $2.60 per share. Of these warrants, warrants to purchase 407,077 shares of Series B Preferred Stock expire in 2011, warrants to purchase 15,656 shares of Series B Preferred Stock expire in 2012, warrants to purchase 3,344 shares of Series B Preferred Stock expire on December 23, 2013 and the remaining warrants to purchase 300,000 shares of Series B Preferred Stock expire on May 4, 2014. The expiration date of any of these warrants may not be extended without our consent. Upon completion of the offering, these warrants will become exercisable for an aggregate of 726,077 shares of our common stock. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the warrants upon the occurrence of events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The warrants are not callable by us.

Registration Rights

The holders of 41,463,837 shares of common stock, assuming the conversion of our preferred stock, are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. In addition, GSK will also have registration rights with respect to shares acquired in the concurrent private placement. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions.

Demand Rights. Beginning upon the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, as described below in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements,” subject to specified limitations, the holders of at least a majority of (i) the Series A Preferred Stock, (ii) the Series B Preferred Stock, (iii) the Series C Preferred Stock or (iv) the Series D Preferred Stock, may require that we register all or a portion of these securities for sale under the Securities Act, as long as at least 30% of the registrable securities are sought to be registered, or a lesser percentage if the anticipated aggregate offering price of such securities is at least $10,000,000. We may be required to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Incidental Rights. If at any time after the expiration of the lock-up agreements entered into by the holders of these registrable securities in connection with this offering, we propose to register any of our securities under the Securities Act, for sale to the public, either for our own account or for the account of other security holders, or both, other than in connection with:

•	a registration relating solely to our stock option plans or other employee benefit plans, or

•	a registration relating solely to a business combination or merger involving us,

the holders of these registrable securities are entitled to notice of such registration and are entitled to include their common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 Rights. In addition, the holders of these registrable securities will have the right to cause us to register all or a portion of these shares on a Form S-3, provided that we are eligible to use this form. We will not be required to effect such a registration unless the aggregate offering price of the shares to be registered is expected to exceed $2,000,000, and we will only be required to effect one such registration in any twelve-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

The holders of 726,077 shares of common stock issuable pursuant to the exercise of warrants or their transferees are entitled to certain registration rights with respect to these securities as set forth in agreements between us and the holders of these securities. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the foregoing rights, excluding underwriting discounts and commissions.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our Chairman of the Board, Chief Executive Officer or President, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see

“Management—Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Nasdaq Global Market Listing

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “CCXI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            . The transfer agent and registrar’s address is                    .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             shares of common stock outstanding, assuming no exercise of currently outstanding options or warrants. Of these shares,             shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	restricted shares will be eligible for immediate sale upon completion of this offering;

•	restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	restricted shares will be eligible for sale upon expiration of the lock-up agreements described below; and

•	the remaining restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least six months, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on The Nasdaq Global Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least one year is entitled to sell such shares under Rule 144(k) without regard to the limitations described above under “—Rule 144.”

Rule 701

Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions, in each case commencing 90 days after the completion date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Lock-Up Agreements

All of our directors and executive officers and a substantial majority of our other stockholders, optionholders and warrantholders have agreed, subject to certain exceptions, with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC. These lockup provisions are subject to an 18-day extension in certain circumstances. See “Underwriting.” Credit Suisse Securities (USA) LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 1997 Stock Option/Stock Issuance Plan, 2002 Equity Incentive Plan, 2008 Equity Incentive Award Plan and 2008 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder (“Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect as of the date hereof. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold that stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, banks and other financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle or other risk reduction strategy, or in connection with a constructive sale.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

Payments or distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. However, even if we were considered a USRPHC, a non-U.S. holder would not be subject to United States federal income tax on a sale or exchange if our stock if a class of our common stock were considered regularly traded on an established securities market under the applicable Code provisions, and the non-U.S. holder actually or constructively holds or held, during the applicable period, 5% or less of such regularly traded class of our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently, and do not anticipate becoming, a USRPHC for United States federal income tax purposes.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on a net income basis in the same manner as if the holder recognizing such gain were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain recognized by an individual described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (unless an applicable income tax treaty provides otherwise), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, which is currently at a 28% rate, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership, or (2) it is engaged in the conduct of a United States trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2008, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Cowen and Company, LLC
Leerink Swann LLC
Lazard Capital Markets LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares from us and up to 100,000 shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share			Total
	Without Over-allotment		With Over-allotment	Without Over-allotment		With Over-allotment

Underwriting Discounts and Commissions paid by us	$		$	$		$

Underwriting Discounts and Commissions paid by the selling stockholder		$—	$		$—	$

Expenses payable by us	$		$	$		$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except for the issuance of (i) the shares of our common stock offered in this offering; (ii) the issuance of the shares of our common stock issuable upon the exercise, conversion or exchange of options, warrants, or convertible securities outstanding on the date of this prospectus and described in this prospectus; (iii) grants of employee stock options in the ordinary course to purchase shares of our common stock that are reserved for issuance under our stock option plans in effect on the date of this prospectus and described in this prospectus (provided that the grantee of any such options is subject to a similar lockup provision); and (iv) issuances of shares of our common stock upon the exercise of employee stock options outstanding on the date hereof (provided that the recipient is subject to a similar lock up provision). However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case, the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

All of our directors and executive officers and a substantial majority of our other stockholders, optionholders and warrantholders, including our executive officers and other senior management have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case, the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on The Nasdaq Global Market under the symbol “CCXI.”

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their respective affiliates have provided and may in the future provide financial advisory, commercial banking and/or investment banking services for us for which they have received or will receive customary compensation.

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our history and prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, or Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, and elsewhere where it is lawful to make such offers.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by ChemoCentryx of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Our common stock may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action - Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California. As of the date of this prospectus, Latham & Watkins LLP and persons associated with Latham & Watkins LLP beneficially own 96,757 shares of our preferred stock which will be converted into an aggregate of              shares of our common stock upon the completion of this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to ChemoCentryx, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.chemocentryx.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

CHEMOCENTRYX, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ChemoCentryx, Inc.

We have audited the accompanying consolidated balance sheets of ChemoCentryx, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ChemoCentryx, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, ChemoCentryx, Inc. changed its method of accounting for stock based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123R “Share Based Payment”.

/s/    Ernst & Young LLP

Palo Alto, California

June 29, 2007

CHEMOCENTRYX, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30, 2007	Pro Forma Stockholders' Equity at September 30, 2007
	2005	2006
	(in thousands except share data)
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,745	$119	$31,112
Short-term investments	4,255	82,108	40,869
Accounts receivable due from related parties	2,408	1,997	953
Accounts receivable	155	1	839
Prepaids and other current assets	617	462	615
Notes receivable from related party	—	—	801

Total current assets	18,180	84,687	75,189
Property and equipment, net	2,107	2,107	2,214
Note receivable from related party	770	787	—
Long-term investments	—	—	2,005
Other long-term assets	262	199	242

Total assets	$21,319	$87,780	$79,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,133	$2,721	$4,530
Accrued liabilities	1,075	4,011	6,391
Deferred revenue from related party	—	7,219	7,219
Current portion of equipment financing obligations	294	6	465

Total current liabilities	6,502	13,957	18,605
Non-current equipment financing obligations	8	—	1,243
Deferred revenue from related party	—	28,875	23,461
Other non-current liabilities	498	522	533

Total liabilities	7,008	43,354	43,842

See accompanying footnotes

CHEMOCENTRYX, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31,		September 30, 2007	Pro Forma Stockholders' Equity at September 30, 2007
	2005	2006
	(in thousands except share data)
			(unaudited)
Commitments
Stockholders’ equity:
Preferred stock:
Convertible preferred stock ($0.001 par value); 42,239,259 authorized shares as of September 30, 2007:
Series A: 6,666,666, 5,000,000, 5,000,000 shares authorized at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; 5,000,000 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007 (unaudited) issuable in series; aggregate liquidation preference of $5,000	5	5	5	—
Series B: 24,390,790 shares authorized at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; 23,664,713 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; aggregate liquidation preference of $61,528	24	24	24	—
Series C: zero, 5,048,469 and 5,048,469 shares authorized at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; zero, 5,048,469 and 5,048,469 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; aggregate liquidation preference of $17,670	—	5	5	—
Series D: zero, 7,800,000 and 7,800,000 shares authorized at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; zero, 7,750,655 and 7,750,655 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; aggregate liquidation preference of $29,840	—	8	8	—
Common stock ($0.001 par value); 48,500,000, 61,000,000 and 61,000,000 shares authorized at December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively; 6,985,247, 7,473,975 and 7,921,621 shares issued and outstanding at December 31, 2005, 2006 and September 30, 2007 (unaudited) respectively, net of shares subject to repurchase	7	7	8
Additional paid-in capital	63,507	110,771	111,751
Warrants	1,444	1,444	1,444
Deferred stock-based compensation	(27)	—	—
Employee note receivable	(14)	(14)	(15)
Accumulated other comprehensive income	65	220	12
Accumulated deficit	(50,700)	(68,044)	(77,434)

Total stockholders’ equity	14,311	44,426	35,808

Total liabilities and stockholders’ equity	$21,319	$87,780	$79,650

See accompanying footnotes

CHEMOCENTRYX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands except share and per share data)
				(unaudited)
Revenues:
Collaborative research and development revenue from related parties	$3,862	$7,834	$4,950	$1,148	$13,823
Grant revenue	2,790	4,385	3,158	3,158	1,858

Total revenues	6,652	12,219	8,108	4,306	15,681

Operating expenses:
Research and development	14,437	24,912	21,946	15,488	23,333
General and administrative	3,431	5,241	5,300	4,408	4,526

Total operating expenses	17,868	30,153	27,246	19,896	27,859

Loss from operations	(11,216)	(17,934)	(19,138)	(15,590)	(12,178)
Interest income	340	713	1,932	856	3,008
Interest expense	(75)	(47)	(138)	(136)	(67)

Loss from continuing operations before provision for income taxes	(10,951)	(17,268)	(17,344)	(14,870)	(9,237)
Income Tax Expense	—	—	—	—	153

Net loss	$(10,951)	$(17,268)	$(17,344)	$(14,870)	$(9,390)

Basic and diluted net loss per share	$(1.84)	$(2.69)	$(2.41)	$(2.09)	$(1.22)

Shares used to compute basic and diluted loss per share	5,952,844	6,408,604	7,184,527	7,099,684	7,699,955

Pro forma basic and diluted net loss per share (unaudited)			$(0.42)		$(0.19)

Shares used to compute pro forma basic and diluted loss per share (unaudited)			41,346,133		49,163,792

See accompanying footnotes

CHEMOCENTRYX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Warrants	Deferred Stock-Based Compensation	Employee Note Receivable	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2004	28,664,713	$29	6,122,122	$6	$62,394	$2,248	$—	$(27)	$(124)	$(33,432)	$31,094
Net loss	—	—	—	—	—	—	—	—	—	(17,268)	(17,268)
Unrealized gain/(loss) on short-term investments	—	—	—	—	—	—	—	—	189	—	189

Total comprehensive loss											(17,079)
Expiration of warrants related to the Series A preferred stock	—	—	—	—	804	(804)	—	—	—	—	—
Interest receivable on nonrecourse note	—	—	—	—	—	—	—	(1)	—	—	(1)
Forgiveness of nonrecourse note to employee for exercise of stock options	—	—	—	—	—	—	—	14	—	—	14
Compensation expense on nonrecourse note	—	—	—	—	63	—	—	—	—	—	63
Deferred stock based compensation	—	—	—	—	29	—	(29)	—	—	—	—
Amortization of deferred stock based compensation	—	—	—	—	—	—	2	—	—	—	2
Issuance of common stock to option holders upon the exercise of stock options at $0.10, $0.26 and $0.30 per share for cash	—	—	865,260	1	209	—	—	—	—	—	210
Repurchase of unvested shares	—	—	(2,135)	—	(1)	—	—	—			(1)
Compensation expense related to options granted to consultants	—	—	—	—	9	—	—	—	—	—	9

Balance as of December 31, 2005	28,664,713	$29	6,985,247	$7	$63,507	$1,444	$(27)	$(14)	$65	$(50,700)	$14,311

See accompanying footnotes

CHEMOCENTRYX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Warrants	Deferred Stock-Based Compensation	Employee Note Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Net loss	—	—	—	—	—	—	—	—	—	(17,344)	(17,344)
Unrealized gain/(loss) on short-term investments	—	—	—	—	—	—	—	—	155	—	155

Total comprehensive loss											(17,189)
Issuance of Series C convertible preferred stock, net of issuance costs of $662	3,825,321	4	—	—	12,722	—	—	—	—	—	12,726
Issuance of Series C convertible preferred stock, in connection with conversion of promissory note	1,223,148	1			4,280	—	—	—	—	—	4,281
Issuance of Series D convertible preferred stock, net of issuance costs of $69	6,493,506	7	—	—	24,924	—	—	—	—	—	24,931
Issuance of Series D convertible preferred stock in connection with conversion of promissory note, including accrued interest	1,257,149	1	—	—	4,839	—	—	—	—	—	4,840
Compensation expense on nonrecourse note	—	—	—	—	105	—	—	—	—	—	105
Reverse deferred stock based compensation upon adoption of SFAS 123R	—	—	—	—	(27)	—	27	—	—	—	—
Employee stock-based compensation	—	—	—	—	267						267
Issuance of common stock to option holders upon the exercise of stock options at $0.10, $0.26 and $0.30 per share for cash	—	—	488,728	—	125	—	—	—	—	—	125
Compensation expense related to options granted to consultants	—	—	—	—	29	—	—	—	—	—	29

Balance as of December 31, 2006	41,463,837	42	7,473,975	7	110,771	1,444	—	(14)	220	(68,044)	44,426
Net loss (unaudited)										(9,390)	(9,390)
Unrealized gain/(loss) on short term investments (unaudited)	—	—	—	—	—	—	—	—	(208)	0	(208)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(9,598)
Interest receivable on nonrecourse note (unaudited)	—	—	—	—	—	—	—	(1)	—	—	(1)
Employee stock-based compensation (unaudited)	—	—	—	—	424	—	—	—	—	—	424
Issuance of common stock for cash (unaudited)	—	—	150,000	1	322	—	—	—	—	—	323
Issuance of common stock upon exercise of stock options for cash, net (unaudited)	—	—	316,910	—	91	—	—	—	—	—	91
Repurchase of unvested shares (unaudited)	—	—	(19,264)	—	(6)	—	—	—	—	—	(6)
Compensation expense related to options granted to consultants (unaudited)	—	—	—	—	149	—	—	—	—	—	149

Balance as of September 30, 2007 (unaudited)	41,463,837	$42	7,921,621	$8	$111,751	$1,444	$—	$(15)	$12	$(77,434)	$35,808

See accompanying footnotes

CHEMOCENTRYX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands)
				(unaudited)
OPERATING ACTIVITIES:
Net loss	$(10,951)	$(17,268)	$(17,344)	$(14,870)	$(9,390)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	484	656	676	504	545
Loss on disposal of fixed assets	51	—	—	—	—
Stock-based compensation	5	87	401	238	573
Non-cash interest (income)/expense	—	(18)	104	191	822
Changes in assets and liabilities:
Accounts receivable	(1,803)	(469)	565	2,015	206
Prepaids and other current assets	(209)	(221)	155	(167)	(153)
Other assets	(149)	(86)	63	87	(43)
Accounts payable	1,394	3,064	(2,412)	(384)	1,809
Other liabilities	45	387	2,995	559	2,390
Deferred revenue	4,194	(4,194)	36,094	37,899	(5,414)

Net cash provided by (used in) operating activities	(6,939)	(18,062)	21,297	26,072	(8,655)

INVESTING ACTIVITIES:
Purchases of property and equipment	(1,127)	(803)	(676)	(71)	(652)
Purchases of short-term investments	(23,652)	(17,287)	(114,234)	(84,944)	(45,427)
Sales of short-term investments	1,069	36,477	36,536	15,316	83,617
Funding of note receivable from related party	(750)	—	—	—	—

Net cash provided by (used in) investing activities	(24,460)	18,387	(78,374)	(69,699)	37,538

FINANCING ACTIVITIES:
Proceeds from equipment financing	—	—	—	—	1,943
Payments on equipment financing obligations	(293)	(321)	(296)	(220)	(241)
Proceeds from convertible note	—	—	9,000	9,000	—
Proceeds from issuance of Series B, C & D preferred stock, net of issuance costs	37,171	—	37,657	37,657	—
Proceeds from issuance of common stock	—	—	—	—	323
Proceeds from the exercise of stock options	141	209	90	60	85

Net cash provided by (used in) financing activities	37,019	(112)	46,451	46,497	2,110

Net increase (decrease) in cash and cash equivalents	5,620	213	(10,626)	2,870	30,993
Cash and cash equivalents at beginning of period	4,912	10,532	10,745	10,745	119

Cash and cash equivalents at end of period	$10,532	$10,745	$119	$13,615	$31,112

Supplemental disclosures of cash flow information
Cash paid for interest	$75	$47	$138	$136	$54

Conversion of Promissory Note to Stock	$—	$—	$(9,000)	$(9,000)	$—

See accompanying footnotes

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Business

ChemoCentryx, Inc. (the Company) commenced operations in 1997. The Company is a clinical-stage biopharmaceutical company focused on discovering, developing, and commercializing orally administered chemokine-based therapeutics to treat autoimmune diseases, inflammatory disorders, and cancer. The Company’s principal operations are in the United States. The Company has determined that it operates in only one segment.

The Company has a limited operating history and has incurred significant losses to date. The Company had an accumulated deficit of $68.0 million and $77.4 million at December 31, 2006 and September 30, 2007, respectively. The Company believes that its available cash and short-term investments will be sufficient to finance its working capital and capital requirements into 2009.

The Company may be required to raise additional funds through public or private financings, strategic relationships, or other arrangements. The Company cannot assure that the funding, if needed, will be available on terms attractive to it, or at all. Furthermore, any additional equity financings may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2006 and 2007, and the consolidated statement of stockholders’ equity for the nine months ended September 30, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2007, and the results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine-month periods are unaudited. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity

Prior to the completion of the offering contemplated by this prospectus, the Company expects all of the convertible preferred stock outstanding to convert into shares of common stock at the then applicable conversion prices. Unaudited pro forma stockholders’ equity at September 30, 2007 reflects the assumed conversion of convertible preferred stock, based on the shares of convertible preferred stock outstanding at September 30, 2007.

Consolidation

The Company has a wholly-owned subsidiary, namely ChemoCentryx Limited. The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiary. All intercompany amounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash, Cash Equivalents, and Short-Term Investments

The Company considers all highly liquid investments with a maturity from the date of purchase of three months or less to be cash equivalents. The Company limits its concentration of risk by diversifying its investments among a variety of issuers. All investment securities are classified as available-for-sale and are recorded at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss).

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Realized gains and losses and declines in fair value that are deemed to be other-than-temporary are reflected in the statement of operations. The cost of securities sold is based on the specific-identification method.

Concentration of Credit Risk

The Company invests in a variety of financial instruments and, by its policy, limits the amount of credit exposure with any one issuer, industry or geographic area.

Other receivables are typically unsecured and are concentrated in the pharmaceutical industry. Accordingly, we may be exposed to credit risk generally associated with pharmaceutical companies.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash, cash equivalents and short-term investments. The carrying values of the Company’s financial instruments approximate fair value at December 31, 2005 and 2006 and September 30, 2007.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Tenant improvements are depreciated over the lesser of the estimated useful life or the remaining life of the lease at the time the asset is placed into service.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its respective fair value.

Revenue Recognition

The Company generates revenue from two sources: (1) collaborative research and development agreements with pharmaceutical companies and (2) government contracts and grants. The Company recognizes revenue in accordance with the criteria outlined in Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104 (SAB 104), and Emerging Issues Task Force Issue 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21).

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collaboration Agreements. The collaboration agreements include nonrefundable up-front fees, research funding, milestone payments for the achievement of defined collaboration objectives, license fees, and royalties on potential sales of commercialized products.

The Company recognizes revenue from nonrefundable up-front fees ratably over the term of its expected performance obligations under the agreements. These fees and payments are recorded as deferred revenue and are classified as a short-term or long-term liability on the balance sheet to be amortized over the period of deferral. When the period of deferral cannot be specifically identified from the agreement, management estimates the period based upon the terms of the agreement and other relevant facts. The Company periodically reviews the estimated performance periods of its contracts based on the progress of the related programs.

Research funding related to collaborative research and development efforts is recognized as revenue as the related services are performed or delivered in accordance with contract terms. Such payments generally are made based on the number of full-time equivalent researchers assigned to the collaboration project and the related research and development expenses incurred or as other deliverables under the contracts are fulfilled.

In addition to up-front payments and research funding, the Company may also be entitled to milestone payments that are contingent upon our achieving a predefined objective. The Company follows the substantive milestone method of recognizing revenue from milestones. Milestone payments are recorded as revenue upon achievement of the milestone if the milestone is determined to be substantive. A milestone is considered substantive if the achievement of the objective was at risk, represents the culmination of an earnings event, substantive effort was involved in achieving the milestone and the amount of the payment was negotiated as part of the collaboration agreement.

Research Grants. Revenues related to government contracts and grants are recognized as related research expenses are incurred. Any amounts received in advance of performance are recorded as deferred revenue until earned.

Research and Development Expenses

Research and development expenses consist of costs incurred for Company-sponsored and collaborative research and development activities. These costs consist primarily of salaries and other personnel-related expenses, including associated stock-based compensation, facility-related expenses, depreciation of facilities and equipment, lab consumables, licensing fees, and services performed by clinical research organizations and research institutions and other outside service providers.

Research and development expenses under government contracts and grants and collaborative agreements approximated the revenue recognized, excluding milestone, up-front, and initial fees.

Clinical Trial Accruals

Clinical trial costs are a component of research and development expense. The Company accrues and expenses the costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with clinical research organizations and clinical trial sites. The Company determines the estimates through discussions with internal clinical personnel and external service providers as to progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company uses the liability method for income taxes, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided when the expected realization for the tax assets does not meet more-likely-than-not criteria.

In June 2006, FIN No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48) was issued. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 had no impact on the Company’s results of operations, financial position or cash flows. The Company’s policy is to recognize interest and penalties related to income taxes in income tax expense. Because of net operating loss and credit carryforwards, there are open statutes of limitation for taxing authorities in federal and state jurisdictions to audit the Company for all years since inception through the current period. There are no income tax examinations currently in process.

Comprehensive Loss

Unrealized gains and losses on the Company’s available-for-sale securities are included in comprehensive loss. Losses on the Company’s available-for-sale securities that are deemed to be other than temporary, if any, are included in the statements of operations.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, including the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (FIN 44) as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). The Company also complied with the disclosure provisions of SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (SFAS 148). In accordance with APB 25, stock-based compensation was calculated using the intrinsic value method and represented the difference between the deemed per share market price of the stock and the per share exercise price of the stock option, if any, on the date of grant. Any resulting stock-based compensation was deferred and amortized to expense over the grant’s vesting period. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R establishes accounting for

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. The Company has elected to adopt SFAS 123R under the modified prospective application method. Under the modified prospective method, the fair values of new and previously granted but unvested, stock options are recognized as compensation expense in the statement of operations over the related vesting periods, and prior period results are not restated. The Company has selected the Black-Scholes option-pricing model as the fair-value method for its stock-based awards. For options granted prior to January 1, 2006 and valued in accordance with SFAS 123, the Company used the single option method for expense attribution and prior to January 1, 2006, recognized option forfeitures as they occurred. For options granted after January 1, 2006 and valued in accordance with SFAS 123R, the Company also uses the single option method for expense attribution and now estimates forfeitures and only recognizes expense for those shares expected to vest.

The Company accounts for equity instruments issued to non-employees in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services (EITF 96-18), which requires that these equity instruments are recorded at their fair value on the measurement date. The equity instruments, consisting of stock options and warrants granted to non-employees, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. As a result, the non-cash charge to operations for non-employee options with vesting is affected each reporting period by changes in the fair value of our common stock.

The effects of applying the provisions of SFAS 123R on net loss as stated above is not necessarily representative of the effects on reported income or loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options that may be granted in future years.

	Years Ended December 31,
	2004	2005
	(in thousands, except per share amounts)
Net loss, as reported	$(10,951)	$(17,268)
Deduct: stock-based employee compensation determined under the intrinsic-value method	—	65
Add Back: stock-based employee compensation determined under the fair value-based method for all awards	(122)	(202)

Pro forma net loss	$(11,073)	$(17,405)

Basic and diluted net loss per share, as reported	$(1.84)	$(2.69)
Pro forma basic and diluted net loss per share	$(1.86)	$(2.72)

Net Loss Per Share

Basic and diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of vested common shares outstanding during the period. Potentially dilutive securities consisting of stock options, common stock subject to repurchase, the warrant and convertible preferred stock were not included in the diluted net loss per common share calculations for all periods presented, because the inclusion of such shares would have had an antidilutive effect.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma basic and diluted loss per share calculations assumes the conversion of all outstanding shares of convertible preferred stock into common stock using the as-if converted method, as if such conversion had occurred as of January 1, 2006 or the original issuance date, if later.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(in thousands, except share and per share data)
				(unaudited)
Historical
Numerator:
Net loss	$(10,951)	$(17,268)	$(17,344)	$(14,870)	$(9,390)

Denominator:
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	5,952,844	6,408,604	7,184,527	7,099,684	7,699,955

Basic and diluted net loss per share	$(1.84)	$(2.69)	$(2.41)	$(2.09)	$(1.22)

Pro Forma
Weighted-average shares used in computation of net loss per common share—above			7,184,527		7,699,955
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock (unaudited)			34,161,606		41,463,837

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			41,346,133		49,163,792

Pro forma basic and diluted net loss per share (unaudited)			$(0.42)		$(0.19)

Historical outstanding dilutive securities not included in diluted net loss per share calculation
Convertible preferred stock	28,664,713	28,664,713	41,463,837	41,463,837	41,463,837
Options to purchase common stock	3,000,200	3,230,452	3,646,684	3,446,493	4,126,706
Warrants to purchase convertible preferred stock	2,392,742	726,077	726,077	726,077	726,077
Common stock subject to repurchase	79,386	296,769	178,755	201,006	98,417

	34,137,041	32,918,011	46,015,353	45,837,413	46,415,037

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive loss does not differ from the reported net loss for 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not apply to the measurement of share-based payments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that SFAS 159 will have on its financial statements.

In June 2007, the EITF of the FASB reached a consensus on EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF 07-03). Under EITF 07-03, nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or services are performed. If the Company’s expectations change such that it does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-03 is effective for new contracts entered into beginning January 1, 2008. The Company has not yet determined the impact that EITF 07-03 will have on its financial statements.

3. Cash, Cash Equivalents and Short-Term Investments

The amortized cost and fair value of securities, with gross unrealized gains and losses, at December 31, 2005 and December 31, 2006 were as follows (in thousands):

	2005				2006
	Unamortized Cost	Gross Unrealized		Fair Value	Unamortized Cost	Gross Unrealized		Fair Value
		Gains	Losses			Gains	Losses
Cash and money market funds	$1,958	$—	$—	$1,958	$119	$—	$—	$119
Certificates of deposit	307			307	11,533			11,533
Fixed income securities	12,800		(65)	12,735	70,795		(220)	70,575

Total available-for-sale investments	$15,065	$—	$(65)	$15,000	$82,447	$—	$(220)	$82,227

Reported as:
Cash and cash equivalents	$10,745	$—	$—	$10,745	$119	$—	$—	$119
Short-term investments	4,320		(65)	4,255	82,328		(220)	82,108

Total cash, cash equivalents and short-term investments	$15,065	$—	$(65)	$15,000	$82,447	$—	$(220)	$82,227

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and fair value of securities, with gross unrealized gains and losses, at September 30, 2007 were as follows (in thousands, unaudited):

	Unamortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
Cash and money market funds	$7,424	$—	$—	$7,424
Certificates of deposit	328	—	—	328
Commercial paper	39,382	10	—	39,392
Fixed income securities	26,840	12	(10)	26,842

Total available-for-sale investments	$73,974	$22	$(10)	$73,986

Reported as:
Cash and cash equivalents	$31,106	$6	$—	$31,112
Short-term investments	40,863	16	(10)	40,869
Long-term investments	2,005	—	—	2,005

Total cash, cash equivalents and investments	$73,974	$22	$(10)	$73,986

All available-for-sale securities held as of December 31, 2005 and 2006 and September 30, 2007 had contractual maturities of less than two years. There have been no material realized gains or losses on available-for-sale securities. No available-for-sale securities held as of December 31, 2005 and 2006 or September 30, 2007 have been in a continuous unrealized loss position for more than 12 months.

4. Property and Equipment

Property and equipment consists of the following:

	December 31,		September 30, 2007
	2005	2006
	(in thousands)
			(unaudited)
Lab equipment	$2,599	$3,119	$3,635
Computer equipment and software	761	901	1,010
Furniture and fixtures	412	412	433
Tenant improvements	370	386	392

	4,142	4,818	5,470

Less: accumulated depreciation	(2,035)	(2,711)	(3,256)

	$2,107	$2,107	$2,214

Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007 was $484,000, $656,000, $676,000 and $545,000 respectively.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		September 30, 2007
	2005	2006
	(in thousands)
			(unaudited)
Clinical trial related	$426	$3,248	$4,822
Compensation related	649	763	1,556
Other	—	—	13

	$1,075	$4,011	$6,391

6. Debt

Short-Term Borrowings

The Company has an available line of credit for up to $250,000, with an interest rate at the prime rate. As of December 31, 2005 and 2006 and September 30, 2007, the Company had no borrowings outstanding against its line of credit.

Under the terms of the agreement, the Company is required to maintain a compensating balance on deposit with the bank. At December 31, 2005 and 2006 and September 30, 2007, the Company had a certificate of deposit, classified in short-term investments, which represented the compensating balance. The certificate of deposit is not restricted from withdrawal by the Company.

Equipment Financing Obligations

In February 2007, the Company secured a credit facility for up to $2.5 million to finance equipment purchases and other related expenses. Loans drawn from the credit facility are secured by certain fixed assets of the Company. When the proceeds are used for equipment, the loan is repaid over 42-48 months. The interest rate is fixed at the time of drawdown and is based on U.S. Treasuries of comparable maturities. Fixed asset purchases under the credit facility are recorded on the Company’s balance sheet at cost with a related liability recognized. Through September 30, 2007, the Company drew down approximately $1.9 million of the credit facility to finance equipment purchases and other related expenses, of which $1.7 million of principal remained outstanding as of September 30, 2007.

Techne Corporation Convertible Promissory Note

In April 2006, the Company received $9.0 million in cash from Techne Corporation (Techne) in exchange for a convertible promissory note maturing on June 30, 2006. Interest was accrued at the rate of 5% compounded annually. In June 2006, the note was amended to extend its maturity until June 30, 2007. The Company incurred $121,000 of interest expense for the year ended December 31, 2006.

In June 2006, concurrent with the private placement of the Company’s Series C convertible preferred stock, $4.3 million of the principal on the promissory note was converted into 1,223,148 shares of Series C convertible preferred stock at a price of $3.50 per share.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2006, concurrent with the private placement of the Company’s Series D convertible preferred stock, the remaining principal and accrued interest on the promissory note of $4.8 million was converted into 1,257,149 shares of Series D convertible preferred stock at a price of $3.85 per share.

7. Commitments

Operating Leases

The Company leases its facilities and certain equipment under operating leases. In May 2004, the Company entered into a noncancelable operating lease for its current office and primary research facility located in Mountain View, California, which expires in April 2014. The Company received a discounted rate during the first year of the agreement. The total rent obligation is being expensed ratably over the term of the agreement. Rental expense for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007 was $1.0 million, $936,000, $845,000, $649,000, respectively.

Future minimum lease payments under all noncancelable leases as of December 31, 2006 are as follows (in thousands):

Year Ending December 31,
2007	$754
2008	761
2009	775
2010	809
2011	844
2012 and thereafter	2,131

Total minimum lease payments	$6,074

8. Common Stock

As of December 31, 2005, the Company was authorized to issue 48,500,000 shares of common stock. In November 2006, the Company increased its authorized shares of common stock to 61,000,000. As of December 31, 2005 and 2006 and September 30, 2007, the Company had 6,985,247, 7,473,975 and 7,921,621 shares of common stock outstanding, respectively, excluding 296,769, 178,755 and 98,417 shares, respectively, subject to repurchase by the Company from the early exercise of employee stock options.

The Company had reserved shares of common stock for future issuances as of December 31, 2006 as follows:

Convertible preferred stock	42,239,259
Warrants to purchase Series B preferred stock (assuming conversion)	726,077
1997 and 2002 Equity Incentive Plans:
Options outstanding	3,646,684
Shares available for grant	1,319,336

47,931,356

9. Convertible Preferred Stock

At December 31, 2006 and 2005, the Company was authorized to issue 42,239,259 and 33,500,000 shares of convertible preferred stock, respectively.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2006, the Company completed a private placement of 5,048,469 shares of Series C convertible preferred stock at $3.50 per share, of which 3,825,321 shares were sold for gross proceeds of $13.4 million, and the remaining 1,223,148 shares were issued as a result of the partial conversion of a note outstanding to Techne, a related party, in the amount of $4.3 million.

In August 2006, the Company completed a private placement of 7,750,655 shares of Series D convertible preferred stock at $3.85 per share, of which 6,493,506 shares were sold for gross proceeds of $25.0 million, and the remaining 1,257,149 shares were issued to settle a note outstanding to Techne, a related party, in the amount of $4.8 million.

Series	Authorized Shares	Shares Issued and Outstanding	Aggregate Liquidation Preference
			(in thousands)
Series A	5,000,000	5,000,000	$5,000
Series B	24,390,790	23,664,713	61,528
Series C	5,048,469	5,048,469	17,670
Series D	7,800,000	7,750,655	29,840

	42,239,259	41,463,837	$114,038

Conversion

Each share of convertible preferred stock is convertible into one share of common stock (appropriately adjusted for any stock splits, stock dividends, recapitalization, or similar events) at the stockholders’ option. The convertible preferred stock shall be automatically converted into common stock immediately upon the earlier of (i) the date when the holders of a majority of the outstanding shares of convertible preferred stock shall so elect or (ii) upon the closing of an underwritten public offering with aggregate offering proceeds of not less than $40.0 million and an offering price of not less than $6.00 per share (appropriately adjusted for any stock splits, stock dividends, recapitalization, or similar events).

Dividends

Holders of convertible preferred stock are entitled to noncumulative dividends if and when declared by the Board of Directors (adjusted for any stock splits, stock dividends, recapitalization, or similar events). These dividends are to be paid in advance of any distributions to common stockholders. No dividends have been declared and/or paid through December 31, 2006.

Voting

Each share of convertible preferred stock is entitled to the number of votes equal to the number of common shares into which a share of convertible preferred stock could be converted. The Series A preferred stockholders, as a class, are entitled to elect one of the six members of the Board of Directors, and the Series B preferred stockholders, as a class, are entitled to elect two of the six members of the Board of Directors. The common stockholders are entitled to elect the remaining three members of the Board of Directors.

In the event of a liquidation or winding up of the Company, holders of Series A, B, C, and D convertible preferred stock shall have a liquidation preference of $1.00, $2.60, $3.50, and $3.85 per share, respectively, together with any declared but unpaid dividends, over holders of common shares. After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company shall be distributed pro rata to

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the holders of common stock. If, upon liquidation, the funds available are not sufficient to permit payment of the full liquidation preference to the Series A, B, C, and D convertible preferred stockholders, then the assets, proceeds, and funds that are available upon liquidation will be distributed ratably among the holders of convertible preferred stock based on each holder’s pro rata percentage.

A consolidation or merger of the Company resulting in a change of voting control (a greater than 50% change) is deemed to be a liquidation or winding up of the Company unless holders of at least 66 2/3% of the convertible preferred stock consent to the transaction. Under the Company’s amended and restated Certificate of Incorporation, the preferred stockholders cannot execute a change of control or other liquidation event and therefore the preferred stock is classified as permanent equity.

Co-Sale Agreement

In connection with the sale of the Series A, B, and C convertible preferred stock, the Series A, B, and C investors and the Company’s founder entered into a co-sale agreement. Under the terms of this agreement, whenever the founder proposes to sell common stock, the Series A, B, and C investors have the right to sell a proportionate number of shares in the sale. The co-sale agreement terminated on May 4, 2007.

Warrants to Purchase Convertible Preferred Stock

Series A

In conjunction with the private placement of the Company’s Series A convertible preferred stock, the Company issued warrants to purchase 1,666,665 shares of the Company’s Series A convertible preferred stock. The warrants were first exercisable at $2.00 per share for two years after the warrant issue date, increasing by $1.00 per share on each subsequent anniversary date to a maximum of $5.00 per share. These warrants had an original term of five years, expiring at various dates through July 2004. In February 2001, the Company extended the term of the Series A convertible preferred stock warrants to December 31, 2005, with no change to the pricing terms in connection with the sale of the Company’s Series B convertible preferred stock.

The warrants were valued prior to the modification and immediately after the modification using the Black-Scholes model using the following assumptions: a risk-free interest rate of 5%, a life of four years, a volatility factor of 65%, and no dividend yield. The incremental fair value of $370,000 was recorded during the year ended March 31, 2001, as a deemed dividend to the holders of the warrants, reflected as a reduction to additional paid-in capital. These warrants expired unexercised on December 31, 2005.

Series B

In February 2001, in conjunction with the private placement of the Company’s Series B convertible preferred stock, the Company issued warrants to purchase 407,077 shares of Series B convertible preferred stock to the placement agency, affiliated with a former director of the Company, in connection with the private placement of the Company’s Series B convertible preferred stock. The warrants were immediately exercisable at $2.60 per share and expire on February 9, 2011. The fair value of the warrants of $814,000 was estimated using the Black-Scholes model with the following assumptions: a risk-free interest rate of 5.25%, a life of ten years, a volatility factor of 65%, and no dividend yield.

In December 2002, the Company issued warrants to purchase 15,656 shares of Series B convertible preferred stock in conjunction with obtaining equipment financing. The warrants were immediately exercisable at $2.60 per share and expire on December 31, 2012. The fair value of the warrants of $30,000 was estimated using

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Black-Scholes model with the following assumptions: a risk-free interest rate of 3.81%, a life of ten years, a volatility factor of 65%, and no dividend yield. The value of the warrants was recorded as noncash interest expense.

In October 2003, the Company issued warrants to purchase 3,344 shares of Series B convertible preferred stock, also in conjunction with obtaining additional equipment financing. The warrants were immediately exercisable at $2.60 per share. The warrants expire on October 31, 2013. The fair value of the warrants of $7,000 was estimated using the Black-Scholes model with the following assumptions: a risk-free interest rate of 4.26%, a life of ten years, a volatility factor of 65%, and no dividend yield. The value of the warrants was recorded as noncash interest expense.

In May 2004, in conjunction with the private placement of the Company’s Series B convertible preferred stock in 2004, the Company issued warrants to purchase 300,000 shares of Series B convertible preferred stock to a placement agency affiliated with a former director of the Company. The warrants were immediately exercisable at $2.60 per share. The warrants expire on May 4, 2014. The fair value of the warrants of $594,000 was estimated using the Black-Scholes model with the following assumptions: a risk-free interest rate of 4.56%, a life of ten years, a volatility factor of 65%, and no dividend yield.

At December 31, 2005 and 2006 and September 30, 2007, all 726,077 warrants to purchase Series B convertible preferred stock remained outstanding. All of these warrants to purchase Series B convertible preferred stock will convert into the right to purchase shares of common stock upon the consummation of the Company’s initial public offering.

10. Related-Party Transactions

Glaxo Group Limited

In August 2006, the Company entered into a product development and commercialization agreement with Glaxo Group Limited (GSK). Concurrent with the collaboration agreement (the GSK Agreement), the Company issued 6,493,506 shares of Series D convertible preferred stock at $3.85 per share, for gross proceeds of $25.0 million. Under the terms of the agreement, the Company received an initial nonrefundable up-front fee of $38.5 million. This payment is being amortized over the initial period during which GSK may exercise its right to license certain product candidates under the agreement, which the Company currently estimates to be through December 2011. The Company recognized $2.4 million and $5.4 million of the up-front payment as revenue during the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. In addition, the GSK Agreement provides for research funding for the initial three-year term as reimbursement for collaborative research and development efforts of the Company as well as development milestones for advancing certain product development candidates toward and into the clinic. The Company recognized $2.5 million and $3.4 million of research funding as revenue during the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. As of December 31, 2006 and September 30, 2007 the Company had an accounts receivable balance due from GSK for research funding in the amount of $2.0 million and approximately $953,000 respectively.

Techne Corporation

Between September 1997 and July 1999, the Company entered into a research and license agreement with Techne whereby the Company issued Techne 5,000,000 shares of Series A convertible preferred stock at $1.00 per share, for gross proceeds of $5.0 million. In addition, the research agreement provided the Company the ability to purchase research material from Techne at a discount, and in exchange, the Company granted Techne rights to manufacture and distribute selected research materials developed by the Company. During the years

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended December 31, 2005, 2006, and the nine months ended September 30, 2007, the Company paid Techne $353,000, $104,000, and $192,000, respectively, for research materials. As of December 31, 2005, 2006, and September 30, 2007, the Company had an accounts payable balance due to Techne for the purchase of research materials of $1,000, $15,000, and $10,000, respectively.

In May and June 2004, as part of the Company’s private placement of Series B convertible preferred stock, Techne purchased, in the aggregate, 1,946,836 shares of Series B convertible preferred stock for $2.60 per share, resulting in gross proceeds of $5.1 million.

In April 2006, the Company received $9.0 million in cash from Techne in exchange for a convertible promissory note maturing on June 30, 2006. Interest was accrued at the rate of 5% compounded annually. The Company incurred a $121,000 expense related to this convertible note for the year ended December 31, 2006. In June 2006, the note was amended to extend its maturity until June 30, 2007.

In June 2006, concurrent with the Company’s private placement of Series C convertible preferred stock, $4.3 million of the principal on the promissory note was converted into 1,223,148 shares of Series C convertible preferred stock at a price of $3.50 per share. In August 2006, concurrent with the Company’s private placement of Series D convertible preferred stock, the remaining principal and accrued interest on the promissory note of $4.8 million was converted into 1,257,149 shares of Series D convertible preferred stock at a price of $3.85 per share.

Forest Laboratories

The Company had a research and development collaboration agreement with Forest Laboratories (Forest) that was terminated in December 2005. As part of the collaboration agreement, Forest purchased 1,923,077 shares of Series B convertible preferred stock at a price of $2.60 per share.

Placement Agency

In 2004, the Company retained a placement agency, in which one of its former board members was a principal, to assist in obtaining funding for its private placements of Series B convertible preferred stock. During the year ended December 31, 2004, the Company paid that agency $815,000. In addition, the placement agency received a warrant to purchase 300,000 shares of Series B preferred stock at a price of $2.60 per share.

Note Receivable from Officer

In November 2004, the Company loaned its chief executive officer (CEO) $750,000 in the form of a full recourse promissory note (the Note). The Note is secured by 2,500,000 shares of the Company’s common stock already owned by the CEO and life insurance proceeds from any life insurance policy paid by the Company insuring the CEO. The Note bears interest at an annual rate of 2.24%. The principal balance and accrued interest on the Note were due and payable on October 31, 2007 or sooner upon certain conditions, including the closing of an initial public offering by the Company. In February 2007, the Company amended the terms of the full recourse promissory note with its CEO to extend the maturity date to October 31, 2009. Accordingly, the note receivable continues to be classified as a long-term asset on the balance sheet as of December 31, 2006. As of September 30, 2007, the note receivable was re-classified from non-current to current assets on the balance sheet, consistent with the terms of the underlying note.

As of September 30, 2007, the value of the common stock held as collateral exceeded the principal and interest due on the Note. This note is reported in the accompanying balance sheets net of the related unamortized discount of $37,000, $17,000 and $2,000 at December 31, 2005 and 2006 and September 30, 2007, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The difference between the fair market interest rate of 5.04% and the stated rate of 2.24% on the Note represents compensation expense. At the time the Note was issued, the Company recorded deferred compensation of $60,000, representing a discount to the face value of the Note. The deferred compensation is being amortized to general and administrative expense over the term of the Note. During each of the years ended December 31, 2005 and 2006, the Company recorded $20,000 of deferred compensation related to the Note.

Change of Control

In July 2006, the Company’s Board of Directors approved change of control agreements with certain of its officers and vice presidents. The agreements may provide certain benefits to executives in connection with a change of control.

11. Equity Incentive Plans

In October 1997, the stockholders approved the 1997 Equity Incentive Plan (the 1997 Plan) and reserved 2,300,000 shares of common stock for issuance thereunder. In September 2002, the stockholders approved an amendment to the 1997 Plan to increase the authorized shares by 400,000 shares to 2,700,000 shares of common stock for issuance thereunder.

In September 2002, the stockholders approved the 2002 Equity Incentive Plan (the 2002 Plan) and reserved 1,100,000 shares of common stock for issuance thereunder. In May 2004, the stockholders approved an amendment to the 2002 Plan to increase the authorized shares by 1,700,000 shares to 2,800,000 shares of common stock for issuance thereunder. In November 2005, the stockholders approved an amendment to the 2002 Plan to increase the authorized shares by 2,000,000 shares to 4,800,000 shares of common stock for issuance thereunder. In April 2007, the Board approved an amendment to the 2002 Equity Incentive Plan to increase the authorized shares by 1,500,000 shares to 6,300,000 shares of common stock for issuance there under.

Collectively, the 1997 Plan and the 2002 Plan are known as the Stock Plans. Under the Stock Plans, incentive stock options may be granted by the Board of Directors to employees with exercise prices of no less than 100% of the fair value at the date of grant. Nonstatutory options may be granted by the Board of Directors to employees, officers, and directors of the Company or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date. The fair value at the date of grant is determined by the Board of Directors. Under the Stock Plans, options may be granted with different vesting terms from time to time, but not to exceed 10 years from the date of grant. Outstanding options generally vest over four years, with 25% of the total grant vesting on the first anniversary of the option grant date and 1/36th of the remaining grant each month thereafter. Options are immediately exercisable, subject to the Company’s right to repurchase.

As of December 31, 2006 and September 30, 2007, a total of 7,500,000 and 9,000,000 shares of common stock had been authorized for issuance under the Stock Plans, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the Stock Plans through September 30, 2007 is as follows:

	Shares Available For Grant	Outstanding Options
		Number of Shares	Weighted- Average Exercise Price
Balance as of December 31, 2004	1,417,051	3,000,200	0.26
Increase in authorized shares	2,000,000	—	—
Options granted	(1,355,067)	1,355,067	0.31
Options exercised	—	(1,082,652)	0.27
Shares repurchased	2,135	—	0.30
Options forfeited	42,163	(42,163)	0.30

Balance as of December 31, 2005	2,106,282	3,230,452	0.28
Options granted	(933,500)	933,500	1.00
Options exercised	—	(370,714)	0.24
Options forfeited	146,554	(146,554)	0.47

Balance as of December 31, 2006	1,319,336	3,646,684	0.46

Increase in authorized shares (unaudited)	1,500,000
Options granted (unaudited)	(852,000)	852,000	2.15
Options exercised (unaudited)	—	(236,572)	0.28
Shares repurchased (unaudited)	19,264	—	0.30
Options forfeited (unaudited)	135,406	(135,406)	0.66

Balance as of September 30, 2007 (unaudited)	2,122,006	4,126,706	0.81

The following table summarizes information about stock options outstanding as of December 31, 2006:

Exercise Prices	Options Outstanding		Options Exercisable
	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable
$0.10	210,000	2.49	210,000
$0.26	572,750	4.66	572,750
$0.30	1,954,434	7.74	1,954,434
$0.44	610,000	9.10	610,000
$2.15	299,500	9.84	299,500

	3,646,684		3,646,684

Of the 3,646,684 options exercisable, 1,748,394 would be subject to repurchase.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding as of September 30, 2007 (unaudited):

Exercise Prices	Options Outstanding		Options Exercisable
	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable
$0.10	125,000	1.69	125,000
$0.26	500,500	3.96	500,500
$0.30	1,813,014	7.01	1,813,014
$0.44	568,583	8.36	568,583
$2.15	1,119,609	9.38	1,119,609

	4,126,706		4,126,706

Of the 4,126,706 options exercisable, 1,936,811 would be subject to repurchase.

Early Exercise of Stock Options

The Stock Plans allow for the granting of options that are early exercisable, i.e., optionees may exercise the options before they have vested, with the Company issuing common stock upon such early exercise. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment or services at the price paid by the purchaser. As of December 31, 2005 and 2006 and September 30, 2007, there were 296,769, 178,755 and 98,417 shares of common stock, respectively, issued related to the early exercise of stock options subject to repurchase by the Company, which all had a weighted-average per share exercise price of $0.30. The shares subject to repurchase are not included in shares outstanding in these consolidated financial statements. Amounts received in exchange for these shares have been recorded as a liability on the accompanying balance sheets and will be reclassified into common stock and additional paid-in capital as the shares vest.

12. Stock-based Compensation

Adoption of SFAS 123R

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R, which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. The fair value of stock options is estimated using the Black-Scholes option valuation model. This model requires the input of subjective assumptions in implementing SFAS 123R, including expected stock price volatility, estimated life and estimated forfeitures of each award. The Company has adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006 amortized on a straight-line basis over the options’ remaining vesting period, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R amortized on a straight-line basis over the options’ vesting period. Under this method of implementation, no restatement of prior periods has been made.

For options granted prior to January 1, 2006 and valued in accordance with SFAS 123, the Company used the single option method for expense attribution and prior to January 1, 2006, recognized option forfeitures as they occurred. For options granted after January 1, 2006 and valued in accordance with SFAS 123R, the Company also uses the single option method for expense attribution and now estimates forfeitures and only recognizes expense for those shares expected to vest. The Company has determined its expected volatility based on the historic volatility of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a peer group of publicly traded entities. Forfeitures are estimated such that the Company only recognizes expense for those shares expected to vest, and adjustments are made if actual forfeitures differ from those estimates.

The following table summarizes information about stock options granted as of September 30, 2007 (unaudited):

Grant Date	Shares Subject to Options Granted	Exercise Price per Common Share	Fair Value per Common Share	Intrinsic Value per Common Share
February 9, 2006	556,500	$0.44	$1.00	$0.56
May 10, 2006	70,000	0.44	1.00	0.56
November 2, 2006	307,000	2.15	2.15	—
February 6, 2007 (unaudited)	546,000	2.15	2.15	—
May 3, 2007 (unaudited)	130,000	2.15	2.15	—
June 15, 2007 (unaudited)	90,000	2.15	2.15	—
August 7, 2007 (unaudited)	86,000	2.15	2.45	0.30

The Company conducted a retrospective valuation of its common stock as of December 31, 2005 and determined that the fair value was $1.00 per share. Due to the timing of the valuation being in close proximity to the February 2006 and May 2006 stock option grants combined with no significant changes occurring in its financial and business condition, the Company deemed the fair value of its common stock to be $1.00 per share for these option dates. The Company conducted a contemporaneous valuation as of September 2006 and determined that the fair value of its common stock was $2.15 per share. Taking into consideration both the timing of the valuation relative to the stock option grant dates and the absence of significant changes to its financial and business condition, the $2.15 fair value per common share was used for the November 2006, February 2007, May 2007 and June 2007 stock option grant dates. The Company then conducted a contemporaneous valuation as of September 2007 and determined that the fair value of its common stock was $2.45 per share and was applied to the August 2007 stock option grants. All valuations were determined by the Company’s Board of Directors.

The fair values of employee stock options granted under the Company’s stock option plan during 2006 and the nine months ended September 30, 2006 and 2007 were estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2006	2007
		(unaudited)
Dividend yield	0%	0%	0%
Volatility	75%	78%	66%
Weighted-average expected life (in years)	6	6	6
Risk-free interest rate	4.58%	4.59%	4.79%

Employee stock-based compensation expense recognized was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee stock-based compensation expense recognized under SFAS 123R was as follows (in thousands):

	Year Ended December 31, 2006	Nine Months Ended September 30,
		2006	2007
		(unaudited)
Research and development	$133	$69	$268
General and administrative	239	153	156

Total	$372	$222	$424

Effect on earnings per share	$(0.05)	$(0.03)	$(0.05)

At December 31, 2006 and September 30, 2007, the Company had $828,000 and $1.5 million, respectively, of total unrecognized compensation expense, net of estimated forfeitures, related to stock option plans that will be recognized over a weighted-average period of 1.22 years and 1.23 years, respectively.

As of December 31, 2006, the weighted-average remaining contractual term for outstanding stock options and for exercisable stock options was 7.35 years and 6.08 years, respectively, and the intrinsic value of these options was $6.2 million and $3.6 million, respectively. As of September 30, 2007, the weighted-average remaining contractual term for outstanding stock options and for exercisable stock options was 7.31 years and 6.16 years, respectively, and the intrinsic value of these options was $6.8 million and $4.7 million, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s determination of fair value of its common stock of $2.15 per share as of December 31, 2006 and $2.45 per share as of September 30, 2007. This amount changes based on the fair value of the Company’s stock. Total intrinsic value of options exercised during the nine months ended September 30, 2007 was $349,000.

Stock Options Granted to Non-Employees

During 2005 and 2006 and the nine months ended September 30, 2006 and 2007, the Company granted options to purchase 42,750, 17,500, 17,500 and 25,000 shares of common stock, respectively, to consultants. The stock-based compensation expense related to non-employees will fluctuate as the fair value of the Company’s common stock fluctuates. In connection with grants of stock options to non-employees, the Company recorded stock-based compensation expense as follows (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2005	2006	2006	2007
			(unaudited)
Research and development	$6	$16	$10	$135
General and administrative	3	13	6	14

Total	$9	$29	$16	$149

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options vest in accordance with EITF 96-18. The Company believes that the fair values of the stock options are more reliably measurable than the fair values of the services received. The estimated fair values of the stock options granted are calculated at each reporting date using the Black-Scholes option pricing model, using the following assumptions: expected life is equal to the remaining contractual term of the award as of the measurement date; risk-free rate is based on the U.S. Treasury Constant Maturity rate with a term similar to the expected life of the option at the measurement date; expected dividend yield of 0%; and a volatility of 66.0%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options Exercised with a Nonrecourse Note

In March 2003, the Company loaned an employee $26,000 to enable the exercise of certain stock options. The loan was made in the form of a nonrecourse promissory note with a maturity date of March 2008 and is secured by the common stock issued as a result of the exercise. In November 2005, the Company forgave $14,000, representing 50% of the loan principal and $1,000 of accrued interest.

The stock options exercised with a nonrecourse note that have not been forgiven are remeasured each reporting period. Prior to the implementation of SFAS 123R on January 1, 2006, this measurement was based on the intrinsic value of the award calculated in accordance with APB 25. Upon adoption of SFAS 123R, this measurement is based on the fair value of the awards. The difference between the intrinsic value and the fair value upon adoption of SFAS 123R was immaterial. The remeasurement at September 30, 2007, was remeasured using the Black-Scholes valuation model, using a weighted-average volatility rate of 66%, an expected term equal to the remaining contractual term of the nonrecourse note, an expected dividend yield of 0% and a weighted-average risk-free interest rate of 4.6%.

13. 401(k) Plan

In October 1997, the Company established the ChemoCentryx 401(k) Plan and Trust (the 401(k) Plan). Employees may contribute up to the percentage limit imposed by the Internal Revenue Code of their salary in each calendar year until termination of employment with the Company. While the Company may elect to make matching contributions, no contributions have been made. The 401(k) Plan currently does not offer the ability to invest in Company securities.

14. Collaborative Research and Development Agreements

Glaxo Group Limited

In August 2006, the Company entered into a product development and commercialization agreement (GSK Agreement) with Glaxo Group Limited (GSK) for the development, manufacture and marketing of up to six product candidates that target four defined chemokine or chemo-attractant receptors. Under the terms of the GSK Agreement, the Company received an initial nonrefundable up-front fee of $38.5 million. This payment is being amortized over the initial period during which GSK may exercise its right to license certain programs under the agreement, which the Company currently estimates to be through December 2011. The Company recognized $2.4 million and $5.4 million of the up-front payment as revenue during the year ended December 31, 2006 and nine months ended September 30, 2007, respectively.

In addition, the GSK Agreement provides for research funding for the initial three-year term as reimbursement for collaborative research and development efforts of the Company as well as development milestones for advancing certain product development candidates toward and into the clinic. The Company recognized $2.5 million and $3.4 million of research funding as revenue during the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. In June 2007, the Company recognized an additional $5.0 million milestone payment under the GSK Agreement for the nomination of a CCR1 development candidate, CCX354.

In accordance with the terms of the GSK Agreement, nomination candidate criteria are pre-defined to generally include key data regarding developability characteristics of a given compound. In the case of CCX354, the Company considered the following in determining the milestone was substantive:

•	the milestone was non-refundable;

•	CCX354 was not identified or discovered at the inception of the agreement and therefore achievement of this milestone was not reasonably assured;

•	substantive biology, chemistry and preclinical pharmacology expertise and effort was required leading up to the nomination; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	based on the resources expended on the discovery process and the risk and uncertainty of identifying viable product candidates.

The GSK Agreement also provides GSK with an option to license certain product candidates on an exclusive, worldwide basis. Upon exercise of a product option by GSK, the Company will grant GSK an exclusive license to the specific product compounds and GSK will bear all future costs and responsibility associated with furthering the development of the drug candidate. If these programs are successfully advanced through development by GSK, the Company is entitled to receive regulatory and commercial milestone payments based on performance and royalties on future product sales, if any. In addition, for certain licensed product compounds, the Company may elect to co-develop and co-promote such potential product candidates for certain indications, whereby the Company would pay a certain portion of the costs to further develop the product compound and, in return, would receive greater royalty payments on future product sales.

If GSK does not exercise any of its options, the agreement would expire. Otherwise, the agreement would expire with respect to each licensed product and country upon the expiration of the payment obligations of GSK for that licensed product in that country and would expire in its entirety upon the expiration of the last payment obligation of GSK for the last licensed product in the last country. GSK may terminate the agreement for any reason upon 90 days written notice to the Company; provided that GSK will remain obligated to pay the Company for any milestone or other payments achieved by the Company under the collaboration before August 22, 2008, subject to certain requirements, including obtaining a license to third party intellectual property necessary to commercialize Traficet-EN. The agreement and each program under the agreement may also be terminated for cause under certain circumstances, including breach, insolvency or by GSK for convenience.

Forest

In March 2004, the Company entered into a collaboration agreement with Forest for the development, manufacture, and marketing of compounds that target a specific chemokine receptor. Under the terms of the agreement, the Company received an initial nonrefundable fee of $5.0 million which was being recognized as collaborative research and development revenue over the estimated development term of the agreement of five years. In December 2005, the Forest agreement was terminated. As a result, the Company recognized as contract revenue the remaining balance of deferred revenue associated with this initial license fee. Total deferred revenue amortization included in contract revenue was $4.2 million for the year ended December 31, 2005. The Company also received a $210,000 termination fee and rights to all of the material under the agreement.

Under the terms of the Forest agreement, the Company was entitled to receive cost reimbursement for its collaborative research and development efforts. The Company recognized $3.6 million of cost reimbursement as collaborative research and development revenue during the year ended December 31, 2005.

In connection with the Forest agreement, the Company issued Forest 1,923,077 shares of Series B convertible preferred stock for gross proceeds of $5.0 million.

15. Government Research Contract and Grant

In June 1999, the Company was awarded a grant from the Defense Advanced Research Projects Agency (DARPA) of $4.2 million. The term of the grant was two years. Research and development work performed under the terms of the grant award was complete at March 31, 2001. In September 2003, the Company was awarded a grant from the National Institute of Allergies and Infectious Diseases (NIAID) of $14.1 million. The term of the grant is four years and four months. As of December 31, 2006, the grant was funded for up to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$10.8 million. The Company recognized revenue related to the NIAID grant of $4.4 million, $3.2 million and $1.9 million during the years ended December 31, 2005 and 2006 and for the nine months ended September 30, 2007, respectively.

16. Income Taxes

In 2006, the Company received an up-front fee related to its collaboration agreement with GSK and deferred a portion of the recognition of this payment to 2007 and subsequent years for book purposes. For tax purposes, the Company deferred a portion of taxable income generated by the receipt of this payment in 2006 and will report the remaining deferred balance in 2007. As a result of this book versus tax timing difference, the Company is subject to federal and California state income tax in 2007. For the nine months ended September 30, 2007, the Company’s combined federal and state tax liability was approximately $153,000 and a provision for income taxes was recognized. The Company was in a net tax operating loss position in 2006 and all prior periods and therefore did not record a provision for income taxes for the nine months ended September 30, 2006.

Significant components of the Company’s deferred tax assets are as follows:

	Years Ended December 31,
	2005	2006
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$18,692	$25,115
Research and development credits	2,916	3,428
Other temporary differences	239	721
Total deferred tax assets	21,847	29,264

Valuation allowance for deferred tax assets	(21,847)	(29,264)

Net deferred tax assets	$—	$—

Realization of the deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. The Company has concluded that it was more likely than not that the deferred tax assets would not be realized. Accordingly, the total deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $6.6 million and $7.4 million during 2005 and 2006, respectively.

Excess tax benefits from employee stock option exercises are included in the deferred tax asset balances at December 31, 2005 as a component of the Company’s net operating loss carryovers. The entire balance is offset by a valuation allowance. As a result of SFAS 123R, the deferred tax asset balances at December 31, 2006 do not include excess tax benefits from stock option exercises. Equity will be increased if and when such excess tax benefits are ultimately realized.

As of December 31, 2006, the Company had net operating loss carryforwards of approximately $64.9 million and $52.9 million for U.S. federal and state tax purposes, respectively. The net operating loss carryforwards begin to expire in 2013 and 2008 for U.S. federal and state purposes, respectively, and fully expire in 2026 and 2016, respectively.

The Company also had federal and state research and development credit carryforwards of approximately $2.4 million and $1.5 million, respectively at December 31, 2006. The federal credits will begin to expire in 2018 if not utilized. California credits will carry forward indefinitely.

CHEMOCENTRYX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Utilization of the net operating loss and credit carryforward may be subject to annual limitation due to historical or future ownership percentage change rules provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of certain net operating loss and credit carryforwards before utilization.

The Company adopted FIN 48 effective January 1, 2007. FIN 48 requires the Company to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. No cumulative adjustment to our accumulated deficit was required upon our adoption of FIN 48. As permitted under the provisions of FIN 48, we will classify interest and penalties related to unrecognized tax benefits as part of our income tax provision, although there have been no such interest or penalties recognized to-date.

Upon adoption of FIN 48, the Company had approximately $1.4 million of unrecognized tax benefits. Since the unrecognized tax benefit relates to attribute carryovers for which the related deferred tax asset was subject to a full valuation allowance, the recognition of the unrecognized tax benefits will not affect the Company’s effective tax rate. The Company does not expect material changes to its unrecognized tax benefits in the next 12 months. Because of net operating loss and credit carryforwards, there are open statutes of limitation for taxing authorities in federal and state jurisdictions to audit the Company for all years since inception.

17. Subsequent Events

In November 2007, the Company’s Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s Common Stock.

In October 2007, the Company’s Board of Directors approved an increase to the exercise price of February 2006 and May 2006 stock option grants from $0.44 per share to $1.00 per share. The Board of Directors further approved periodic cash bonuses commencing in January 2008 in the amount of the increased exercise price of $0.56 per share, to be paid as the amended stock options vest and become exercisable. The Company expects to record a future charge for the stock-based compensation related to the modification of approximately $250,000.

In November 2007, the full recourse promissory note and related accrued interest receivable from the Company’s CEO in the amount of approximately $802,000 was paid in full and the note was cancelled.

In December 2007, the Company’s Board of Directors approved the 2008 Equity Incentive Award Plan and the 2008 Employee Stock Purchase Plan, subject to the approval of the Company’s stockholders.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

SEC registration fee		$1,766
FINRA filing fee		6,250
The Nasdaq Global Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our amended and restated bylaws, attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this registration statement and directors for specified liabilities, including matters arising under the Securities Act.

ITEM 15. Recent Sales of Unregistered Securities

The following list sets forth information as to all securities we have sold since December 2004, which were not registered under the Securities Act. The following share numbers and per share amounts have not been adjusted for the reverse stock split of our common stock to be effected before the completion of this offering.

1. We sold an aggregate of 1,689,938 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $448,750 upon the exercise of stock options and stock awards.

2. We granted stock options and stock awards to employees, directors and consultants under our 2002 Equity Incentive Plan and our 1997 Stock Option/Stock Incentive Plan covering an aggregate of 3,140,567 shares of common stock, at an average exercise price of $1.01 per share. Of these, options covering an aggregate of 177,976 shares were cancelled without being exercised.

3. In June 2006, pursuant to a Subscription Agreement, we issued an aggregate of 5,048,469 shares of Series C Preferred Stock at a price per share of $3.50 to accredited investors.

4. In August 2006, pursuant to a Subscription Agreement, we issued an aggregate of 7,750,655 shares of Series D Preferred Stock at a price per share of $3.85 to accredited investors.

5. In February 2007, pursuant to a Common Stock Purchase Agreement, we issued 150,000 shares of common stock at a price per share of $2.15 to an employee.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) and (2) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (3) and (4) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.

3.3**	Bylaws.

3.4	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2**	Amended and Restated Investors Rights Agreement among the Registrant and certain investors set forth therein, dated August 22, 2006.

5.1*	Opinion of Latham & Watkins LLP.

10.1#**	Amended and Restated 1997 Stock Option/Stock Issuance Plan, as amended by that certain Amendment dated February 7, 2007, and forms of agreement thereunder.

10.2#**	Amended and Restated 2002 Equity Incentive Plan, as amended by that certain Amendment dated February 7, 2007, and forms of agreement thereunder.

10.3#	2008 Equity Incentive Award Plan and forms of agreement thereunder.

10.4#	2008 Employee Stock Purchase Plan.

10.5#*	Amended and Restated Executive Employment Agreement, with Dr. Thomas Schall.

10.6#*	Amended and Restated Executive Employment Agreement, with Dr. Markus Cappel.

10.7#*	Amended and Restated Executive Employment Agreement, with Susan Kanaya.

10.8#*	Amended and Restated Executive Employment Agreement, with Dr. Juan Jaen.

10.9#*	Amended and Restated Executive Employment Agreement, with Dr. Petrus J. Bekker.

10.10**	Standard Industrial/Commercial Multi-Tenant Lease, dated April 20, 2004, by and between Portola Land Company and the Registrant.

10.11†**	Product Development and Commercialization Agreement, effective as of August 22, 2006, by and between the Registrant and Glaxo Group Limited.

10.12†**	Amendment No. 1 to Product Development and Commercialization Agreement, effective as of September 30, 2007, by and between the Registrant and Glaxo Group Limited.

10.13†**	Clinical Research Services Agreement, effective as of October 12, 2006, by and between the Registrant and Kendle International Inc.

10.14#	Form of Indemnification Agreement.

10.15**	Amendment to Series D Preferred Stock Subscription Agreement, entered into as of November 8, 2007, by and between the Registrant and Glaxo Group Limited.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1**	Power of Attorney. Reference is made to page II-5.

24.2**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

ITEM 17.	Undertakings.

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions described in Item 14 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ChemoCentryx, Inc. has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on January 14, 2008.

CHEMOCENTRYX, INC.

By:	/s/ Thomas J. Schall, Ph.D.
Thomas J. Schall, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas J. Schall, Ph.D. Thomas J. Schall, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	January 14, 2008

/s/ Susan M. Kanaya Susan M. Kanaya	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	January 14, 2008

/s/ David V. Goeddel, Ph.D.* David V. Goeddel, Ph.D.	Director	January 14, 2008

/s/ Regina Herzlinger, D.B.A.* Regina Herzlinger, D.B.A.	Director	January 14, 2008

/s/ Roger C. Lucas, Ph.D.* Roger C. Lucas, Ph.D.	Director	January 14, 2008

/s/ Edward E. Penhoet, Ph.D.* Edward E. Penhoet, Ph.D.	Director	January 14, 2008

/s/ Samuel P. Wertheimer, Ph.D.* Samuel P. Wertheimer, Ph.D.	Director	January 14, 2008

*By:	/s/ Thomas J. Schall, Ph.D.
Thomas J. Schall, Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.

3.3**	Bylaws.

3.4	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2**	Amended and Restated Investors Rights Agreement among the Registrant and certain investors set forth therein, dated August 22, 2006.

5.1*	Opinion of Latham & Watkins LLP.

10.1#**	Amended and Restated 1997 Stock Option/Stock Issuance Plan, as amended by that certain Amendment dated February 7, 2007, and forms of agreement thereunder.

10.2#**	Amended and Restated 2002 Equity Incentive Plan, as amended by that certain Amendment dated February 7, 2007, and forms of agreement thereunder.

10.3#	2008 Equity Incentive Award Plan and forms of agreement thereunder.

10.4#	2008 Employee Stock Purchase Plan.

10.5#*	Amended and Restated Executive Employment Agreement, with Dr. Thomas Schall.

10.6#*	Amended and Restated Executive Employment Agreement, with Dr. Markus Cappel.

10.7#*	Amended and Restated Executive Employment Agreement, with Susan Kanaya.

10.8#*	Amended and Restated Executive Employment Agreement, with Dr. Juan Jaen.

10.9#*	Amended and Restated Executive Employment Agreement, with Dr. Petrus J. Bekker.

10.10**	Standard Industrial/Commercial Multi-Tenant Lease, dated April 20, 2004, by and between Portola Land Company and the Registrant.

10.11†**	Product Development and Commercialization Agreement, effective as of August 22, 2006, by and between the Registrant and Glaxo Group Limited

10.12†**	Amendment No. 1 to Product Development and Commercialization Agreement, effective as of September 30, 2007, by and between the Registrant and Glaxo Group Limited.

10.13†**	Clinical Research Services Agreement, effective as of October 12, 2006, by and between the Registrant and Kendle International Inc.

10.14#	Form of Indemnification Agreement.

10.15**	Amendment to Series D Preferred Stock Subscription Agreement entered into as of November 8, 2007, by and between the Registrant and Glaxo Group Limited.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1**	Power of Attorney. Reference is made to page II-5.

24.2**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.